Form 20-F
period 2025-12-31
YXT.COM GROUP HOLDING Ltd
filed 2026-04-29
CIK 1872090

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

Shen Cao

Chief Financial Officer

Tel: +86 (512) 6689 9881

E-mail: caos@radnova.com

Room 501-502, No. 78 East Jinshan Road

Huqiu District, Suzhou

Jiangsu, 215011, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS representing three Class A ordinary shares, par value	YXT	The Nasdaq Global Market
US$0.0001 per share
Class A ordinary shares, par value US$0.0001 per share*	N/A	The Nasdaq Global Market

*	Not for trading, but only in connection with the listing of the American depositary shares on the Nasdaq Global Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 178,456,987 ordinary shares, comprised of (i) 161,525,163 Class A ordinary shares, par value $0.0001 per share (excluding the 8,301,861 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future share issuances upon the exercise or vesting of equity awards under our 2021 Share Plan and the treasury shares of 1,769,610 Class A ordinary shares); and (ii) 16,931,824 Class B ordinary shares, par value $0.0001 per share, as of December 31, 2025.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☐

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

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADSs” refers to the American depositary shares, each representing three Class A ordinary shares;
●	“CEIBS PG” refers to CEIBS Publishing Group Limited, a Hong Kong company and its subsidiaries and, in the context of describing its consolidated financial information, business operations and operating data, its consolidated variable interest entities, or VIEs;
●	“China” or “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan, and only when referring to specific laws and regulations adopted by the People’s Republic of China in this annual report, excludes Hong Kong, Macau and Taiwan, where the legal and operational risks associated with operating in China or PRC also apply to operation in Hong Kong, Macau and Taiwan, as applicable;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0001 per share;
●	“Fenghe Consulting” refers to Fenghe Enterprise Management Consulting (Shanghai) Co., Ltd.;
●	“Radnova Intelligence” refers to Radnova Intelligence Technology Co., Ltd., formerly known as Jiangsu Radnova Intelligence Technology Co., Ltd. and Jiangsu Yunxuetang Network Technology Co., Ltd. The name of this entity was changed in April 2026 and March 2025, respectively.
●	“large enterprises” refers to enterprises with 1,000 to 10,000 employees;
●	“medium-sized enterprises” refers to enterprises with 300 to 1,000 employees;
●	“net revenue retention rate” as of the end of a given period is a percentage calculated by specifying a measurement period consisting of the trailing twenty-four months from the given period end, and using (i) the total subscription revenue for the first twelve months of the measurement period from the group of customers as of the end of the first twelve months as the denominator, and (ii) the total subscription revenue for the second twelve months of the measurement period from the same group of customers as the numerator.
●	“ordinary share” or “shares” refers to our ordinary shares, par value US$0.0001 per share;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“Shanghai China Europe” refers to Shanghai China Europe International Culture Communication Co., Ltd.;
●	“SaaS” refers to software-as-a-service;
●	“Shanghai Fenghe” refers to Shanghai Fenghe Culture Communication Co., Ltd.;
●	“small enterprises” refers to enterprises with less than 300 employees;
●	“subscription customer” refers to customers with subscription revenues;
●	“subscription revenues” refers to AI-enabled enterprise productivity solution revenues derived from the subscription based model, which does not include revenues from on-premise software and offline courses;
●	“US$”, “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“SGD” or “SG dollars” refer to the legal currency of Singapore
●	“VIEs” refers to Radnova Intelligence Technology Co., Ltd. (formerly known as Jiangsu Radnova Intelligence Technology Co., Ltd. and Jiangsu Yunxuetang Network Technology Co., Ltd.), Shanghai China Europe International Culture Communication Co., Ltd. and Shanghai Fenghe Culture Communication Co., Ltd. before January 15, 2024, and refers to Radnova Intelligence after January 15, 2024, because CEIBS PG has been deconsolidated from our consolidated financial statements from January 15, 2024 and the VIEs controlled by CEIBS PG have been deconsolidated as well (for details, see “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Our Business and Industry—From time to time, we may become defendants in legal proceedings for which we are unable to assess our exposure and which could become significant liabilities in the event of an adverse judgment”);
●	“WFOEs” refers to Yunxuetang Information Technology (Jiangsu) Co., Ltd. and Fenghe Enterprise Management Consulting (Shanghai) Co., Ltd. before January 15, 2024 and refers to Yunxuetang Information Technology (Jiangsu) Co., Ltd. after January 15, 2024. Fenghe Enterprise Management Consulting (Shanghai) Co., Ltd., as the wholly owned subsidiary of CEIBS PG, has been deconsolidated from our consolidated financial statements from January 15, 2024 together with CEIBS PG;
●	“Yunxuetang,” “we,” “us,” “our company,” and “our” refer to YXT.COM GROUP HOLDING LIMITED, a Cayman Islands exempted company and its subsidiaries and, in the context of describing our consolidated financial information, business operations and operating data, its consolidated variable interest entities, or VIEs;
●	“Yunxuetang Information” refers to Yunxuetang Information Technology (Jiangsu) Co., Ltd.; and

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals or percentages may not be an arithmetic calculation of the figures that preceded them.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—Item 3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	general economic, political, demographic and business conditions in China and globally;
●	our ability to implement our growth strategy;
●	the success of operating initiatives, including advertising and promotional efforts and new solution development by us and our competitors;
●	our ability to develop and apply our technologies to support and expand our solution offerings;
●	the expected growth of the digital corporate learning industry in China;
●	competition in the digital corporate learning industry in China;
●	changes in government policies and regulation;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	other risk factors discussed under “Item 3. Key Information—Item 3.D. Risk Factors.”

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

PART I

ITEM 1IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3KEY INFORMATION

Contractual Arrangements and Corporate Structure

We are a Cayman Islands exempted company and currently conduct substantially all of our business operations in the PRC through our subsidiaries incorporated in the PRC and the VIEs. It is the VIEs that hold our key operating licenses, provide services to our customers, enter into contracts with our suppliers, and employ our workforce. Our subsidiary Yunxuetang Information controls Radnova Intelligence through a series of contractual arrangements. Before January 15, 2024, our subsidiary Fenghe Consulting controlled the VIEs Shanghai China Europe and Shanghai Fenghe, respectively, in each case through a series of contractual arrangements. CEIBS PG has been deconsolidated from our consolidated financial statements from January 15, 2024 and the subsidiaries and the VIEs controlled by CEIBS PG, namely Fenghe Consulting, Shanghai China Europe and Shanghai Fenghe, have been deconsolidated as well. Thus, we refer to Radnova Intelligence, Shanghai China Europe and Shanghai Fenghe as the VIEs before January 15, 2024, and refer to Radnova Intelligence as the VIE after January 15, 2024. For details, see “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Our Business and Industry—From time to time, we may become defendants in legal proceedings for which we are unable to assess our exposure and which could become significant liabilities in the event of an adverse judgment.”

We operate our businesses this way because PRC laws and regulations restrict foreign investment in companies that engage in the value-added telecommunication services. These contractual arrangements entered into with the VIEs allow us to be considered the primary beneficiary of the VIEs for accounting purposes, and to consolidate their operating results in our financial statements under U.S. GAAP. These contractual arrangements include exclusive technology and consulting service agreements, equity interest pledge agreements, exclusive option agreements, power of attorney agreements and spousal consents, as the case may be. For a summary of these contractual arrangements, see “Item 3. Key Information—Contractual Arrangements and Corporate Structure.” As of the date of this annual report, to the best knowledge of our company, our directors and management, our VIE agreements have not been tested in a court of law in the PRC.

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

The following chart illustrates our corporate structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, the VIE and certain other subsidiaries as of the date of this annual report:

Note:

(1)	Shareholders of Radnova Intelligence are Xiaoyan Lu (our director, founder and chairman of the Board), Suzhou Xinzhiyun Enterprise Management Consulting Center (LLP), Suzhou Dazhiqihong Enterprise Management Consulting Center (LLP), Shanghai Ximalaya Technology Co., Ltd., Jie Ding (our director and co-founder), and certain other nominee shareholders, each holding approximately 67.8%, 9.8%, 5.8%, 4.2%, 4.2% and 8.1%, respectively, of Radnova Intelligence’s equity interests. Most of the nominee shareholders are also shareholders of our company.

Licenses and Approvals

Business Operation

As of the date of this annual report, we have obtained all material licenses and approvals from relevant regulatory authorities that are material to our operations in China. The following table sets forth a list of material licenses and approvals that our PRC subsidiaries and VIE and its subsidiaries are required to obtain to carry out our operations in China as of the date of this annual report.

Entity	Type	License and Approvals	PRC Regulatory
Yunxuetang Information	WFOE	Business License (Obtained)	Suzhou Hi-Tech District (Huqiu District)

Radnova Intelligence	VIE	Business License (Obtained)	Administration for Market Regulation Suzhou Hi-Tech District (Huqiu District)

Radnova Intelligence	VIE	National Value-added Telecommunication Service License (Obtained)	Administration for Market Regulation Ministry of Industry and Information Technology

Radnova Intelligence	VIE	Provincial Value-added Telecommunication Service License (Obtained)	Jiangsu Communications Administration

Radnova Intelligence	VIE	Human Resourcing Service Permit (Obtained)	Suzhou Hi-tech District (Huqiu District) Administrative Approval Administration

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

Holding Company Structure

YXT.COM GROUP HOLDING LIMITED is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and our consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees and royalty payments to our PRC subsidiaries by our consolidated VIEs in the PRC pursuant to certain contractual arrangements. See “Item 3. Key Information— Contractual Arrangements and Corporate Structure.” If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

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

Transfer of Funds and Other Assets

The following diagram summarizes how funds were transferred among YXT.COM GROUP HOLDING LIMITED, our subsidiaries, and the VIEs in 2025. CEIBS PG has been deconsolidated from our consolidated financial statements from January 15, 2024. For details, see “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Our Business and Industry—From time to time, we may become defendants in legal proceedings for which we are unable to assess our exposure and which could become significant liabilities in the event of an adverse judgment.”

Note:

(1)	Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. In 2023, 2024, and 2025, the loans we made to the VIEs amounted to nil, RMB30.0 million, and nil, respectively. In 2023, 2024, and 2025, the VIEs repaid us at an amount of RMB60.0 million, nil, and nil, respectively. As of December 31, 2023, 2024 and 2025, the outstanding balance of the loans from us to the VIEs was nil, RMB30.0 million, and RMB30.0 million, respectively. The VIEs fund their operations primarily using cash generated from operating and financing activities.

As of December 31, 2025, YXT.COM GROUP HOLDING LIMITED had made cumulative capital contributions of US$255.0 million to our PRC subsidiaries through intermediate holding companies. Furthermore, funds equivalent to US$37.0 million were directly injected in the VIEs by certain shareholders issued by YXT.COM GROUP HOLDING LIMITED in the history. These funds have been used by the VIEs for their operations, and were accounted for as long-term investments of YXT.COM GROUP HOLDING LIMITED. As of December 31, 2023, 2024 and 2025, the receivables held by the VIEs from our PRC subsidiaries amounted to RMB25.0 million, RMB149.2 million, and RMB219.3 million, respectively, representing the amount paid by Radnova Intelligence, the VIE in the ordinary course of business on behalf of Yunxuetang Information, our PRC subsidiary. As of December 31, 2023, 2024 and 2025, the receivables held by our PRC subsidiaries from the VIEs amounted to RMB2.2 million, nil, and nil, respectively, representing the amount paid by Yunxuetang Information, our PRC subsidiary, which is service fees payable under the VIE agreements. There is no transfer of other assets between VIEs and non-VIEs in 2023, 2024 and 2025.

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

Condensed Consolidating Schedule

The following table presents the summary statements of operations for the VIEs and other entities for the years presented.

	For the Year Ended December 31, 2023						For the Year Ended December 31, 2024						For the Year Ended December 31, 2025
			Primary						Primary						Primary
		Other	Beneficiaries		Eliminating			Other	Beneficiaries		Eliminating			Other	Beneficiaries		Eliminating
	YXT.COM	subsidiaries	of VIEs(4)	VIEs	adjustments	Consolidated	YXT.COM	subsidiaries	of VIEs(4)	VIEs	adjustments	Consolidated	YXT.COM	subsidiaries	of VIEs(4)	VIEs	adjustments	Consolidated

	(in thousands)
Third-party revenues	—	—	—	424,016	—	424,016	—	—	—	331,190	—	331,190	—	399	—	339,822	—	340,221
Inter-company revenue(1)	—	—	111,792	—	(111,792)	—	—	—	102,283	—	(102,283)	—	—	—	83,408	—	(83,408)	—
Cost of revenues	—	—	(57,609)	(136,865)	—	(194,474)	—	—	(29,446)	(97,076)	—	(126,522)	(351)	—	(23,985)	(83,361)	—	(107,697)
Gross profit	—	—	54,183	287,151	(111,792)	229,542	—	—	72,837	234,114	(102,283)	204,668	(351)	399	59,423	256,461	(83,408)	232,524
Operating expenses
Third-party sales and marketing expenses	—	—	(130,706)	(113,673)	—	(244,379)	—	—	(79,128)	(65,089)	—	(144,217)	(1,399)	(1,985)	(71,258)	(67,414)	(2,830)	(144,886)
Inter-company sales and marketing expenses(1)	—	—	—	(111,792)	111,792	—	—	—	—	(102,283)	102,283	—	—	—	—	(86,238)	86,238	—
Research and development expenses	—	—	(113,371)	(63,166)	—	(176,537)	—	—	(73,449)	(42,656)	—	(116,105)	(720)	—	(65,512)	(45,178)	—	(111,410)
General and administrative expenses	(27,856)	(37)	(84,033)	(30,926)	—	(142,852)	(15,730)	(42,713)	(51,064)	(28,885)	—	(138,392)	(34,472)	(31,350)	(33,595)	(22,536)	—	(121,953)
Total operating expenses	(27,856)	(37)	(328,110)	(319,557)	111,792	(563,768)	(15,730)	(42,713)	(203,641)	(238,913)	102,283	(398,714)	(36,591)	(33,335)	(170,365)	(221,366)	83,408	(378,249)
Other operating income	—	—	1,109	4,520	—	5,629	—	—	1,058	5,916	—	6,974	3,184	—	1,156	349	—	4,689
(Loss)/Income of the VIEs(2)	—	—	(45,835)	—	45,835	—	—	—	(18,255)	—	18,255	—	—	—	16,211	—	(16,211)	—
Equity in loss of the Group’s entities(3)	(295,718)	(308,046)	—	—	603,764	—	(106,358)	(147,497)	—	—	253,855	—	(126,739)	(94,159)	—	—	220,898	—
(Loss)/Income from operations	(323,574)	(308,083)	(318,653)	(27,886)	649,599	(328,597)	(122,088)	(190,210)	(148,001)	1,117	272,110	(187,072)	(160,497)	(127,095)	(93,575)	35,444	204,687	(141,036)
Interest and investment income	756	3,013	1,102	781	(1,039)	4,613	408	4,797	15	1,274	—	6,494	1,565	332	(15)	151	1,522	3,555
Interest expense	(56)	(31)	(16)	(5,586)	1,039	(4,650)	(23)	(5)	(61)	(10,610)	—	(10,699)	—	—	(533)	(4,516)	(1,522)	(6,571)
Impairment of available-for-sale debt securities	—	—	—	(13,144)	—	(13,144)	(4,428)	—	—	(10,036)	—	(14,464)	—	—	—	(14,779)	—	(14,779)
Gain on deconsolidation of CEIBS Publishing Group	—	—	—	—	—	—	—	78,760	—	—	—	78,760	—	—	—	—	—	—
Foreign exchange (loss)/gain, net	—	—	(350)	—	—	(350)	—	—	550	—	—	550	—	24	512	(89)	—	447
Change in fair value of derivative liabilities	102,419	—	—	—	—	102,419	34,378	—	—	—	—	34,378	—	—	—	—	—	—
(Loss)/Income before income tax benefit and share of results of an equity method investee	(220,455)	(305,101)	(317,917)	(45,835)	649,599	(239,709)	(91,753)	(106,658)	(147,497)	(18,255)	272,110	(92,053)	(158,932)	(126,739)	(93,611)	16,211	204,687	(158,384)
Income tax benefit	—	—	9,871	—	—	9,871	—	—	—	—	—	—	—	—	—	—	—	—
Share of results of an equity method investee	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(548)	—	—	(548)
Net (loss)/income	(220,455)	(305,101)	(308,046)	(45,835)	649,599	(229,838)	(91,753)	(106,658)	(147,497)	(18,255)	272,110	(92,053)	(158,932)	(126,739)	(94,159)	16,211	204,687	(158,932)
Net loss attributable to non-controlling interests shareholders(3)	—	—	—	—	9,383	9,383	—	—	—	—	300	300	—	—	—	—	—	—
Net (loss)/income attributable to YXT.COM Group Holding Limited	(220,455)	(305,101)	(308,046)	(45,835)	658,982	(220,455)	(91,753)	(106,658)	(147,497)	(18,255)	272,410	(91,753)	(158,932)	(126,739)	(94,159)	16,211	204,687	(158,932)
(1)	It represents the elimination of the intercompany transactions at the consolidation level. For the years ended December 31, 2023, 2024 and 2025, the service fees of variable interest entities charged by the related primary beneficiaries were RMB111.8 million, RMB102.3 million, and RMB 83.4 million, respectively.
(2)	It represents the elimination of the investment among primary beneficiaries of variable interest entities and variable interest entities.
(3)	It represents the elimination of the investment among our company and other subsidiaries.
(4)	The primary beneficiaries of VIEs represent our WFOEs, i.e., Yunxuetang Information.

The following table presents the summary balance sheet data for the VIEs and other entities as of the dates presented.

	As of December 31, 2024						As of December 31, 2025
			Primary						Primary
		Other	Beneficiaries		Eliminating			Other	Beneficiaries		Eliminating
	YXT.COM	subsidiaries	of VIEs(4)	VIEs	adjustments	Consolidated	YXT.COM	subsidiaries	of VIEs(4)	VIEs	adjustments	Consolidated

	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	99,459	163,805	11,536	143,120	—	417,920	25,428	21,955	1,294	66,321	—	114,998
Restricted Cash	—	—	—	322	—	322	—	—	—	—	—	—
Short-term investments	—	—	—	—	—	—	19,728	—	—	—	—	19,728
Accounts receivable, net	—	—	—	19,386	—	19,386	—	—	—	18,988	—	18,988
Intra-Group receivables due from the Group’s entities(1)	185,892	—	18,528	149,180	(353,600)	—	25,256	74,572	4,486	219,312	(323,626)	—
Amount due from related parties	—	—	—	2,000	—	2,000	—	—	—	3,510	—	3,510
Prepaid expenses and other current assets	—	3,796	2,545	29,450	—	35,791	235	1,721	2,152	17,642	—	21,750
Total current assets	285,351	167,601	32,609	343,458	(353,600)	475,419	70,647	98,248	7,932	325,773	(323,626)	178,974
Investments to the Group’s entities(2)	—	20,418	—	—	(20,418)	—	—	—	—	—	—	—
Loan to the Group’s entities(1)	—	—	30,000	—	(30,000)	—	112,566	—	30,000	—	(142,566)	—
Other non-current assets	548	3,608	174,815	167,546	—	346,517	1,512	3,497	170,560	152,506	—	328,075
Total assets	285,899	191,627	237,424	511,004	(404,018)	821,936	184,725	101,745	208,492	478,279	(466,192)	507,049
Intra-Group payables due to the Group’s entities(1)	35,613	185,892	132,095	—	(353,600)	—	64,572	73,391	185,644	19	(323,626)	—
Net liabilities of the VIEs(3)	12,021	—	48,876	—	(60,897)	—	23,807	34,405	30,379	—	(88,591)	—
Other current liabilities	11,035	17,756	36,016	329,231	—	394,038	21,706	17,756	26,874	293,581	—	359,917
Amounts due to related parties	—	—	—	—	—	—	—	—	—	1,975	—	1,975
Total current liabilities	58,669	203,648	216,987	329,231	(414,497)	394,038	110,085	125,552	242,897	295,575	(412,217)	361,892
Loan from the Group’s entity(1)	—	—	—	30,000	(30,000)	—	—	—	—	142,566	(142,566)	—
Other non-current liabilities	—	—	19	200,649	—	200,668	—	—	—	70,517	—	70,517
Total liabilities	58,669	203,648	217,006	559,880	(444,497)	594,706	110,085	125,552	242,897	508,658	(554,783)	432,409
Additional paid-in capital(2)(3)	3,489,682	2,162,391	2,241,154	201,940	(4,605,485)	3,489,682	3,501,988	2,275,123	2,278,269	202,005	(4,755,397)	3,501,988
Accumulated other comprehensive income/(loss)(2)(3)	25,096	6,426	6,426	6,426	(19,278)	25,096	22,626	8,647	8,647	8,647	(25,941)	22,626
Accumulated deficit(2)(3)	(3,287,548)	(2,180,838)	(2,227,162)	(257,242)	4,665,242	(3,287,548)	(3,446,480)	(2,307,577)	(2,321,321)	(241,031)	4,869,929	(3,446,480)
Treasury stock	—	—	—	—	—	—	(3,494)	—	—	—	—	(3,494)
Total shareholders’ equity/(deficit)	227,230	(12,021)	20,418	(48,876)	40,479	227,230	74,640	(23,807)	(34,405)	(30,379)	88,591	74,640
Total liabilities and shareholder’s equity/(deficit)	285,899	191,627	237,424	511,004	(404,018)	821,936	184,725	101,745	208,492	478,279	(466,192)	507,049
(1)	It represents the elimination of intercompany balances among our company, other subsidiaries, primary beneficiaries of variable interest entities, and variable interest entities for intercompany service charges and treasury cash management purposes.
(2)	It represents the elimination of the investment among our company and other subsidiaries.
(3)	It represents the elimination of the investment among primary beneficiaries of variable interest entities and variable interest entities.
(4)	The primary beneficiaries of VIEs represent our WFOEs, i.e. Yunxuetang Information.

The following table presents the summary cash flow data for the VIEs and other entities for the years presented.

	For the Year Ended December 31, 2023						For the Year Ended December 31, 2024						For the Year Ended December 31, 2025
			Primary						Primary						Primary
		Other	Beneficiaries		Eliminating			Other	Beneficiaries		Eliminating			Other	Beneficiaries		Eliminating
	YXT.COM	subsidiaries	of VIEs(4)	VIEs	adjustments	Consolidated	YXT.COM	subsidiaries	of VIEs(4)	VIEs	adjustments	Consolidated	YXT.COM	subsidiaries	of VIEs(4)	VIEs	adjustments	Consolidated

	(in thousands)
Net cash (used in)/provided by transactions with external parties	(29,486)	3,029	(363,914)	133,342	—	(257,029)	(20,519)	(21,546)	(251,503)	82,156	—	(211,734)	(11,422)	(27,235)	(199,879)	92,670	—	(145,866)
Net cash provided by/(used in) transactions with the Group’s entities(1)	—	—	137,412	(137,412)	—	—	—	—	136,671	(136,671)	—	—	110,436	(110,436)	153,595	(153,595)	—	—
Net cash (used in)/provided by operating activities	(29,486)	3,029	(226,502)	(4,070)	—	(257,029)	(20,519)	(21,546)	(114,832)	(54,515)	—	(211,734)	99,014	(137,671)	(46,284)	(60,925)	—	(145,866)
Cash paid for capital contributions to the Group’s entities(2)	(48,380)	(48,380)	—	—	96,760	—	(35,609)	(35,609)	—	—	71,218	—	(35,938)	(36,042)	—	—	71,980	—
Fund to the Group’s entities(3)	(118,736)	—	—	(17,727)	136,463	—	(29,413)	—	(30,000)	(114,367)	173,780	—	(112,566)	—	—	—	112,566	—
Repayment from the Group’s entities(3)	—	—	60,000	—	(60,000)	—	21,009	—	—	—	(21,009)	—	—	—	—	—	—	—
Other investing activities	(5,740)	(113,355)	14,546	7,016	—	(97,533)	—	176,584	(1,756)	(32,662)	—	142,166	(17,659)	—	—	(3,229)	—	(20,888)
Net cash (used in)/ generated from investing activities	(172,856)	(161,735)	74,546	(10,711)	173,223	(97,533)	(44,013)	140,975	(31,756)	(147,029)	223,989	142,166	(166,163)	(36,042)	—	(3,229)	184,546	(20,888)
Proceeds from capital contributions from the Group’s entities(2)	—	48,380	48,380	—	(96,760)	—	—	35,609	35,609	—	(71,218)	—	—	35,938	36,042	—	(71,980)	—
Repayment to the Group’s entities(3)	—	—	—	(60,000)	60,000	—	—	(21,009)	—	—	21,009	—	—	—	—	—	—	—
Fund from the Group’s entities(3)	—	118,736	17,727	—	(136,463)	—	—	29,413	114,367	30,000	(173,780)	—	—	—	—	112,566	(112,566)	—
Other financing activities	(3,896)	—	—	245,800	—	241,904	151,029	—	—	22,700	—	173,729	(5,150)	—	—	(125,533)	—	(130,683)
Net cash (used in)/provided by financing activities	(3,896)	167,116	66,107	185,800	(173,223)	241,904	151,029	44,013	149,976	52,700	(223,989)	173,729	(5,150)	35,938	36,042	(12,967)	(184,546)	(130,683)
Effect of exchange rate changes on cash and cash equivalents	8,146	(7,006)	—	—	—	1,140	(2,504)	(3,904)	—	—	—	(6,408)	(1,732)	(4,075)	—	—	—	(5,807)
Net (decrease)/increase in cash and cash equivalents	(198,092)	1,404	(85,849)	171,019	—	(111,518)	83,993	159,538	3,388	(148,844)	—	97,753	(74,031)	(141,850)	(10,242)	(77,121)	—	(303,244)
(1)	It represents the cash flows between primary beneficiaries of variable interest entities and the variable interest entities for intercompany service charges.
(2)	It represents the cash flows related to capital injections among our company, other subsidiaries and primary beneficiaries of variable interest entities.
(3)	It represents the cash flow between our company, other subsidiaries, primary beneficiaries of VIEs and VIEs for treasury cash management purposes.
(4)	The primary beneficiaries of VIEs represent our WFOEs, i.e. Yunxuetang Information and Fenghe Consulting.

3.A.	[Reserved]
3.B.	Capitalization and Indebtedness

Not applicable.

3.C.Reason for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

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

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to Our Business and Industry

●	Risks associated with the management of our business model. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We operate under the new business model of AI-enabled enterprise productivity solutions. Our future business growth and expansion is dependent on the market adoption of our business model as well as the continued development of our solutions and the markets our solutions target.”
●	Risks associated with the management of our future growth. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our historical performance may not be indicative of our future performance.”
●	Risks associated with our operating performance. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We have incurred net losses and negative cash flows in the past and may incur operating losses in the future.”
●	Risks associated with our ability to enhance or upgrade our solutions. For details, see “Item 3. Key Information—3.D. Risk Factors— Risks Related to Our Business and Industry—If we fail to enhance or upgrade our existing solutions and introduce new ones that are broadly accepted by the market and meet our customers’ evolving demands in a timely and cost-effective manner, our business, results of operations and financial condition could be materially and adversely affected.”
●	Risks associated with our industry-specific economic and market conditions. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Unfavorable industry-specific economic and market conditions, or reductions in corporate learning spending, could limit our ability to grow our business and negatively affect our operating results.”

●	Risks associated with the market we operate. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We operate in a highly competitive market. If we fail to compete effectively, our business, results of operations and financial condition could be materially and adversely affected.”
●	Risks associated with our prompt response to evolving needs our customers. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—If we fail to constantly respond to evolving needs of our existing and prospective customers by enhancing the training content and functionality of our solutions, our business, results of operations and financial condition could be materially and adversely affected.”
●	Risks associated with the efficient development of our sales and marketing capabilities. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our solutions.”
●	Risks associated with potential legal proceedings. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—From time to time, we may become defendants in legal proceedings for which we are unable to assess our exposure and which could become significant liabilities in the event of an adverse judgment.”
●	Risks associated with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other data related laws and requirements. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and force us to make adverse changes to our business. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption to operations, increased cost of operations, or otherwise harm our business.”

Risks Related to Doing Business in China

●	Risks associated with the PRC regulatory requirements in connection with our issuance of securities overseas. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with our issuance of securities overseas under PRC law. Furthermore, the PRC government has exerted more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.”
●	Uncertainties regarding the changes and development in China’s economic, political or social conditions or government policies. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”
●	Uncertainties regarding the changes and development in the PRC legal system and the interpretation and enforcement of PRC policies, laws and regulations. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The PRC government may intervene with or influence our operation at any time by adopting new laws and regulations. Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations with little advance notice in China, could adversely affect us.”

●	Risks associated with the inability of PCAOB to conduct inspections over our former and current auditors. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China— The audit report for the fiscal year ended December 31, 2023, which is included in this annual report, is prepared by our former auditor which the PCAOB was unable to inspect and investigate completely before 2022 and, as such, our investors had been deprived of the benefits of such inspections in the past.”
●	Risks associated with the potential prohibition from trading in the United States of the ADSs under the Holding Foreign Companies Accountable Act. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if in the future the PCAOB is unable to inspect and investigate completely our auditor. The delisting of and prohibition from trading the ADSs, or the threat of their being delisted and prohibited from trading, may cause the value of the ADSs to significantly decline or be worthless.”
●	Risks associated with difficulty for overseas regulators to conduct investigation or collect evidence in China. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—It may be difficult for overseas regulators to conduct investigation or collect evidence within China.”

Risks Related to Our Corporate Structure

●	Uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules relating to the agreements that establish the VIE structure for our operations in China. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Yunxuetang. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.”
●	Risks associated with any failure by the VIEs or their shareholders to perform obligations. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.”
●	Risks associated with the actual or potential conflicts of interest among us and the shareholders of the VIEs. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, financial condition and results of operations.”

Risks Related to Corporate Governance

●	Risks associated with our dual-class share structure with different voting rights. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—Our dual-class share structure with different voting rights, as well as the concentration of our share ownership among executive officers, directors and principal shareholders, will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.”
●	Risks associated with our home country practices for corporate governance as an exempted company incorporated in the Cayman Islands. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.”

●	Risks associated with our certain exemptions from certain provisions applicable to U.S. domestic public companies as a foreign private issuer. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”
●	Risks associated with our certain reduced reporting requirements as an emerging growth company. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.”
●	Risks associated with our status as an “investment company” under the Investment Company Act. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—If we were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition.”

Risks Related to the ADSs

●	Risks associated with the volatility of the trading price of our ADSs. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.”
●	Risks associated with the techniques employed by short sellers. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—Techniques employed by short sellers may drive down the market price of the ADSs.”
●	Risks associated with our potential status as a passive foreign investment company for U.S. federal income tax purposes. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to the ADSs—Although we believe we were not a passive foreign investment company, or PFIC, for 2025, due to our ADSs’ price fluctuations there is a significant risk that we will be a PFIC for 2026 or any future any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares.”

Risks Relating to Our Business and Industry

We operate under the new business model of AI-enabled enterprise productivity solutions. Our future business growth and expansion is dependent on the market adoption of our business model as well as the continued development of our solutions and the markets our solutions target.

We believe our future success will largely depend on the growth, if any, in the demand for AI-enabled enterprise productivity solutions, particularly enterprise-grade solutions. The widespread adoption of our solutions depends not only on strong demand for new forms of corporate learning, but also for solutions delivered via a SaaS business model in particular. Digital corporate learning is relatively nascent in China, and our target customers may not fully recognize the need for, or the benefits of, our solutions. Moreover, many enterprises have invested substantial technical and financial resources and personnel in the implementation and integration of legacy in-person corporate learning systems and, therefore, may be reluctant or unwilling to incur the switching costs required to migrate to AI-enabled enterprise productivity solutions such as ours. As such, it is difficult to predict customer demand for our solutions, customer adoption and renewal, the rate at which existing customers expand their engagement with our solutions, and the size and growth rate of the market for our solutions. Furthermore, even if businesses want to adopt an AI-enabled enterprise productivity solution, the adoption may take them a long time or they could be delayed due to budget constraints, weakening economic conditions, or other factors. Some businesses may also have long- term contracts with existing vendors and cannot switch in the short term. Therefore, the penetration rate of digitalization in the corporate learning industry may grow slower than we expected. Even if market demand for AI-enabled enterprise productivity solutions generally increases, we cannot assure you that adoption of our solutions will also increase. If the market for AI-enabled enterprise productivity solutions does not grow as we expect or our solutions do not achieve widespread adoption, it could result in reduced customer spending, customer attrition, and decreased revenue, any of which would adversely affect our business and results of operations.

The growth of the addressable markets we target also depends on a number of other risks and uncertainties, including the cost, performance and perceived value associated with AI-enabled enterprise productivity solutions, as well as their ability to address security, stability, and privacy concerns. In order to grow our business and extend our market position, we intend to educate our existing and prospective customers about the benefits of our solutions and continuously enhance and innovate our solutions and features to increase market acceptance. However, if the AI-enabled enterprise productivity solutions fail to develop in a way that satisfies the growing demands of customers, or develop more slowly than we anticipate, it could significantly harm our business. In addition, the corporate learning industry may fail to grow significantly or at all, or there could be a reduction in demand as a result of a lack of public acceptance, technological challenges, competing products and services, decreases in corporate learning spending by current and prospective customers, weakening economic conditions and other causes. The occurrence of any of the foregoing could materially and adversely affect our business, results of operations and financial condition.

Our historical performance may not be indicative of our future performance.

Our revenues decreased by 21.9% from RMB424.0 million in 2023 to RMB331.2 million in 2024, primarily due to the deconsolidation of CEIBS PG from January 15, 2024 and the fluctuation of our business operations in 2024. Our revenue increased by 2.7% to RMB340.2 million (US$48.7 million) in 2025, primarily due to our business expansion strategy to focus on large enterprises with strong and steady demand for corporate learning solutions and the launch of AI-related products. We may not be able to sustain our revenue growth in the future. Further, as we operate in a new and rapidly changing industry, widespread acceptance and use of our solutions are critical to our future growth and success. We believe our revenue growth depends on a number of factors, including but not limited to our ability to:

●	attract new customers;
●	retain our existing customers, expand usage of our solutions, and cross-sell and up-sell to our existing customers;
●	provide excellent customer experience;
●	introduce and grow adoption of enhancements and new solutions we develop;
●	achieve widespread acceptance and use of our solutions;
●	adequately expand our sales and marketing force and other sales channels;
●	maintain the flexibility, configurability and scalability of our solutions;
●	price our solutions effectively so that we are able to attract and retain customers without compromising our profitability;
●	successfully compete against established companies and new market entrants;
●	increase awareness of our brand; and
●	comply with existing and new applicable laws and regulations.

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

We have incurred substantial net losses in the past. In 2023, 2024 and 2025, our net loss was RMB229.8 million, RMB92.1 million, and RMB158.9 million (US$22.7 million), respectively, and our operating cash outflow was RMB257.0 million, RMB211.7 million and RMB145.9 million (US$20.9 million), respectively. As of December 31, 2023, 2024 and 2025, we had RMB320.5 million, RMB417.9 million, and RMB115.0 million (US$16.4 million) in cash and cash equivalents, respectively. For details, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Cash Flows and Working Capital.” Over the past few years, we have spent considerable amounts of time and financial resources to enhance or upgrade our existing AI-enabled enterprise productivity solutions in order to position us favorably for future growth. In addition, we have expended significant resources upfront to market, promote and sell our solutions through various direct and indirect channels, and expect to continue to do so in the future. Our aggressive investments continue to drive our negative cash flows and decrease our cash balance and we expect to continue to invest in business operations, technological improvements, marketing campaigns and domestic and international expansion. Our status as a public company could also incur significant additional accounting, legal and other expenses.

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

We offer a comprehensive portfolio of AI-enabled enterprise productivity solutions to enterprises of all sizes, from which we generate most of our revenues. Our ability to attract new customers and increase revenues from existing customers depends in part on our ability to enhance and improve our existing solutions and introduce new ones. From time to time, we may upgrade our existing solutions, launch new ones and implement new business initiatives. Our upgrades or innovation may not be successful or attractive to our customers. The success of any enhancement or new solution depends on a number of factors, including timely completion, adequate quality testing, consistent high-performance, market-accepted pricing levels and overall market acceptance. We may also adopt new technologies, including emerging AI technologies, in our solutions. Due to the complexity of AI and software engineering, there is no assurance that our investments in new technologies will help enhance our solutions, attract customers or increase our financial performance. Enhancements and new solutions that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may have interoperability difficulties or may not achieve the broad market acceptance necessary to generate significant revenues. We also have invested, and may continue to invest, in the acquisition of complementary businesses, technologies, services, products and other assets that benefit our innovation and overall business operations. Our investments may not result in enhancements or new solutions that will be accepted by existing or prospective customers. If we are unable to enhance or upgrade our existing solutions to meet the evolving customer requirements or develop new ones in a timely or cost-effective manner, we may not be able to maintain or increase our revenues or recoup our investments, and our business, results of operations and financial condition would be materially and adversely affected.

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

In November 2021, the High Court of Hong Kong decided that the Winding-up Proceedings be stayed pending determination of the HKIAC Arbitration. On January 15, 2024, the arbitration tribunal issued a partial final award, declaring the transfer of 21% equity interest in CEIBS PG to us invalid at the time of the transfer and our Group’s appointment of one director of CEIBS PG invalid, while dismissing the Quitclaim issue due to the lack of jurisdiction. We subsequently applied to set aside the arbitration award in April 2024 with the High Court of Hong Kong and CEIBS also filed an application to the High Court of Hong Kong to enforce the arbitration award in April 2024. In November 2024, the arbitration tribunal issued a final award on costs, declaring three investment funds managed by Chengwei Ventures Group LLC, the additional counterclaim respondents of HKIAC Arbitration, and Digital B-School are liable to indemnify CEIBS. In January 2025, the High Court of Hong Kong dismissed the set aside application. In March 2025, CEIBS filed a petition with the High Court of Hong Kong, seeking to restore the Winding-up Proceeding. In the same month, the High Court of Hong Kong ordered to enforce the final award on costs. In November 2025, the High Court of Hong Kong made a winding-up order against CEIBS PG.

As a result, CEIBS PG has been deconsolidated from our consolidated financial statements from January 15, 2024. In 2023, revenues contributed by CEIBS PG amounted to RMB99.4 million. As we have consolidated CEIBS PG in our financial statements after the Share Transfer and have deconsolidated CEIBS PG from our consolidated financial statements starting from January 15, 2024, such deconsolidation had a material and adverse effect on our results of operations reflected on our consolidated financial statements in the year of 2024.

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

Laws and regulations governing cybersecurity, information security, privacy and data protection, the use of the internet as a commercial medium, the use of data in artificial intelligence and machine learning, and data sovereignty requirements are rapidly evolving, extensive, complex, and include inconsistencies and uncertainties. According to the PRC National Security Law, the State shall establish institutions and mechanisms for national security review and regulation, conduct national security review on certain matters which affect or may affect the national security, such as key technologies and IT products and services. According to the PRC Cybersecurity Law and relevant regulations, network operators, are obligated to take technical and other necessary measures to ensure the security and stable operation of network, maintain the integrity, confidentiality and availability of network data, and furthermore provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. The amendments to the Cybersecurity Law on October 28, 2025, which took effect on January 1, 2026, expand the scope of cybersecurity obligations, impose stricter penalties with maximum fines increased to RMB10 million for serious violations, and introduce provisions supporting the development and regulation of artificial intelligence.

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

We primarily offer AI-enabled enterprise productivity solutions to enterprise customers. As of the date of this annual report, we have not been informed by any relevant PRC governmental authorities that our services are deemed to be provided to any CIIOs, nor have we been identified as a CIIO by any relevant PRC governmental authorities, that will subject us to a cybersecurity review. As confirmed by the relevant regulatory authority, a cybersecurity review is not required for our initial public offering. As of the date of this annual report, save as the above-mentioned confirmation, we have not been involved in any investigations or become subject to a cybersecurity review initiated by any regulatory authorities based on the Cybersecurity Review Measures, and we have not received any warning or sanctions in such respect. However, in anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a “critical information infrastructure operator” or if our data processing activities raise “national security” concern under the PRC cybersecurity laws and regulations, and would be required to follow cybersecurity review procedures.

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

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Data Security Law, which came into effect on September 1, 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. The PRC Data Security Law provides that “data” refers to any recording of information by electronic or other means. Data processing includes the collection, storage, use, processing, transmission, availability and disclosure of data, etc. On July 30, 2021, the State Council promulgated the Regulations on Key Information Infrastructure Security Protection, which came into effect on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, effective on November 1, 2021. These newly promulgated laws and regulations reflect PRC government’s further attempts to strengthen the legal protection for the national network security, the security of key information infrastructure and the security of personal information protection. Furthermore, the National Internet Information Office issued the Measures for the Administration of Personal Information Protection Compliance Audits, which took effect on May 1, 2025. Under these measures, personal information processors processing the personal information of more than 10 million individuals are required to conduct personal information protection compliance audits at least once every two years. Other personal information processors are required to conduct such audits periodically based on their specific circumstances. Failure to comply may result in enforcement actions and penalties. In the area of cross-border data transfers, the Measures for Certification of Personal Information Export, jointly issued by the CAC and the State Administration for Market Regulation on October 17, 2025, took effect on January 1, 2026. This measure establishes the certification pathway for personal information export, completing the full framework of China’s cross-border data transfer regulatory system, which now includes security assessment, standard contract, and certification as the three primary compliance pathways. These evolving requirements may increase our compliance costs and expose us to additional regulatory risks.

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

We currently derive a significant portion of our revenues from subscription revenues. Our subscription revenues represented 82.0%, 91.1% and 93.3% of our revenues in 2023, 2024 and 2025, respectively. We believe that increasing our sales to these customers is key to our future growth. The length of our sales cycle, which is the time between initial contact with a potential customer and the ultimate sale to that customer, is approximately two months on average and varies upon the size of potential customer and project. Based on our experience, the sales cycle for subscription customers, which generally takes less than six months, can be lengthy and unpredictable, especially when we serve them with our project-based solutions. Many of our prospective customers do not have prior experience with AI-enabled enterprise productivity solutions and, therefore, typically spend significant time and resources evaluating our solutions before they purchase from us. Similarly, we typically spend more time and effort determining their requirements and educating these customers about the benefits and uses of our solutions. Large enterprises also tend to demand more customizations, integrations and additional features than their smaller counterparts. As a result, we may be required to divert more sales and research and development resources to large enterprises and will have less personnel available to support other customers, or we will need to hire additional personnel, which would increase our operating expenses. It is often difficult for us to forecast when a potential enterprise sale will close, the size of the customer’s initial order and the period over which the implementation will occur, any of which may impact the amount of revenues we recognize or the timing of revenue recognition. Large enterprises may delay their purchases as they assess their budget constraints, negotiate early contract terminations with their existing providers or wait for us to develop new features. Any delay in closing, or failure to close, a large-enterprise sales opportunity in a particular period or year could significantly harm our projected growth rates and cause the amount of new sales we book to vary significantly from period to period. We also may have to delay revenue recognition on some of these transactions until the customer’s technical or implementation requirements have been met.

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

We typically extend to our customers payment terms within 60 days after our customers have been billed, resulting in accounts receivables. We had net accounts receivables of RMB19.4 million and RMB19.0 million (US$2.7 million) as of December 31, 2024 and 2025, respectively. We recorded expected credit losses in relation to accounts receivables of RMB1.8 million and RMB1.8 million (US$0.3 million), respectively, as of December 31, 2024 and 2025.

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

We provide AI-enabled enterprise productivity solutions to our customers, and any errors, defects, failures, vulnerabilities, bugs or other performance problems of our solutions could hurt our reputation and may damage our customers’ businesses. There can be no assurance that our solutions will not now or in the future contain undetected errors, defects, bugs, or vulnerabilities, which may cause temporary service outages for some customers. Certain errors in our software code may not be discovered until after the code has been released. Any error, defect, bug, or vulnerability discovered in our code after release could result in damage to our reputation, loss of customers, loss of revenues, or liability for damages, any of which could adversely affect our business and financial results. We implement bug fixes and upgrades as part of our regularly scheduled operation maintenance, which may lead to system downtime. Even if we are able to implement the bug fixes and upgrades in a timely manner, any history of defects, or the loss, damage or inadvertent release of confidential customer data, could cause our reputation to be harmed, and customers may elect not to purchase or renew their agreements with us and subject us to warranty claims or other liabilities. The costs associated with any material defect or error in our solutions or other performance problems may be substantial and could materially and adversely affect our results of operations.

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

We have been and may in the future be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for content displayed on, retrieved from or linked to, recorded, stored or make accessible to our courses, either by us or our content partners, or otherwise distributed to our users and customers, which may materially and adversely affect our business, financial condition and prospects. We have endeavored to ensure that the content in our courses is not in violation of any third party’s intellectual properties but due to the quantities of the courses, we cannot assure you that all of courses that we developed or will develop in the future will not subject to such intellectual property infringement claims or other similar allegations. Defending these claims is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our solutions to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

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

Our business operations involve the storage and transmission of our customers’ proprietary and other sensitive data. While we have security measures in place to protect our customers’ data, our solutions and underlying infrastructure may be materially breached or compromised as a result of the following:

●	third-party attempts to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information to gain access to our customers’ data, our data or our IT systems;
●	efforts by individuals or groups of hackers and sophisticated organizations;
●	cyberattacks on our internally built infrastructure;
●	vulnerabilities resulting from enhancements and upgrades to our existing solutions;
●	vulnerabilities in third-party infrastructure and systems and applications that our solutions operate in conjunction with or are dependent on;
●	vulnerabilities existing within newly acquired or integrated technologies and infrastructure;
●	attacks on, or vulnerabilities in, the many different underlying networks and services that power the internet that our solutions depend on, most of which are not under our control; and
●	employee or contractor errors or intentional acts that compromise our security systems.

These risks are mitigated, to the extent possible, by our ability to maintain and improve business and data governance policies, enhanced processes and internal security controls, including our ability to escalate and respond to known and potential risks. Although we have developed systems and processes designed to protect our customers’ proprietary and other sensitive data, we can provide no assurance that such measures will provide absolute security. For example, our ability to mitigate these risks may be affected by the following:

●	frequent changes to, and growth in complexity of, the techniques used to breach, obtain unauthorized access to, or sabotage IT systems and infrastructure, which are generally not recognized until launched against a target, possibly resulting in our being unable to anticipate or implement adequate measures to prevent such techniques;
●	the continued evolution of our internal IT systems as we early adopt new technologies and new ways of sharing data and communicating internally and with customers, which increases the complexity of our IT systems;
●	authorization by our customers to third-party technology providers to access their data, which may lead to our customers’ inability to protect their data that is stored on our servers; and
●	our limited control over our customers or third-party technology providers, or the transmissions or processing of data by third-party technology providers, which may not allow us to maintain the integrity or security of such transmissions or processing.

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

In China, we operate our services under certain brands including “云学堂”, “绚星”, and “Radnova”. Our business and financial performance are dependent on the strength and the market perception of our brand and services. A well-recognized brand is critical to strengthening the cooperative relationship with our business partners, facilitating our efforts to monetize our services and enhancing our attractiveness to customers. In order to create and maintain brand awareness and brand loyalty, to retain existing and attract new customers and cooperative content providers, we may need to substantially increase our marketing expenditures. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position. We must exercise strict quality control of our content to ensure that our brand image is not tarnished by substandard products or services. We must also find ways to distinguish our content from those of our competitors. If for any reason we are unable to maintain and enhance our brand recognition, or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.

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

Our future success heavily depends upon the continuing services of our senior management and other key employees. In particular, we rely on the expertise, experience and vision of Mr. Xiaoyan Lu, our founder, chief executive officer and chairman of board of directors. We also rely on the technical know-how and skills of our core research and development personnel. If any of our senior management or core technical personnel becomes unable or unwilling to continue to contribute their services to us, we may not be able to replace them easily or at all. As a result, our business may be severely disrupted, our results of operations and financial condition may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain key employees.

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

We have taken and continue to take steps to improve our infrastructure to prevent business interruptions, including on-going maintenance and upgrade. However, business interruptions continue to be a significant risk for us and could have a material adverse impact on our business. Any future interruptions could:

●	cause our customers to seek damages for losses incurred;
●	require us to replace existing equipment or add redundant facilities;
●	affect our reputation as a reliable provider of AI-enabled enterprise productivity solutions;
●	cause existing customers to cancel or elect to not renew their contracts; or
●	make it more difficult for us to attract new customers.

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

Our operations are dependent in part upon transmission bandwidth provided by third-party network or cloud providers. There can be no assurance that we are adequately prepared for unexpected increases in bandwidth demands by our customers. Enterprises are increasingly inclined to adopt AI-enabled enterprise productivity solutions, and we may experience spikes in usage from time to time. Although we believe we are able to scale our network infrastructure in response, if we fail to cost-effectively maintain and expand our network infrastructure, our business and operations could be severely disrupted, and our results of operations and financial condition could be adversely affected.

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

We offer our AI-enabled enterprise productivity solutions on a subscription basis, and we recognize the related revenues on a straight-line basis over the subscription period beginning on the date our solutions are made available to our customers. As a result, a portion of the revenues we report each period are the recognition of revenues generated from subscriptions entered into during previous periods. Consequently, a decline in new or renewed subscriptions in any single period may negatively affect our revenues in that period and future periods. Accordingly, the effect of significant downturns in sales and potential changes in our pricing policies or rate of customer expansion or retention may not be fully reflected in our results of operations until future periods.

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

While we independently developed all the core features of and technologies underlying our AI-enabled enterprise productivity solutions, we outsource certain non-core software development activities in relation to our cloud-based solutions to third parties in order to enhance productivity and reduce labor costs. Typically, we enter into agreements with these third-party outsourced service providers on a project basis, pursuant to which they deliver software according to our specifications. We may experience operational difficulties because of our outsourcing service providers, including their failure to comply with software specifications, reduced capacity, insufficient quality control and failure to meet deadlines. As a result, we may fail to deliver our learning solutions to the satisfaction of our customers and in a timely manner, which may adversely affect our reputation and relationship with customers. In addition, if one or more of our outsourcing service providers experience business interruptions or are otherwise unable or unwilling to fulfill their agreements with us, we may suffer delays and additional expenses in arranging for alternative service providers meeting our requirements, and our business, results of operations and financial condition may be adversely affected.

Certain software we use leverages open-source codes, which, under certain circumstances, may lead to unintended consequences and, therefore, could materially adversely affect our business, results of operations and financial condition.

Our solutions incorporate open-source software, and we expect to continue to incorporate open-source software in the future. Few of the licenses applicable to open-source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions. Moreover, although we have implemented policies to regulate the use and incorporation of open-source software into our solutions, we cannot be certain that we have not incorporated open-source software in a manner that is inconsistent with such policies. If we fail to comply with open source licenses, we may be subject to certain requirements, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open-source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenues from customers using solutions that contained the open-source software and required to comply with onerous conditions or restrictions on these solutions. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our solutions and to re-engineer or even discontinue offering our solutions in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources, which could result in customer dissatisfaction and may adversely affect our business, results of operations and financial condition.

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

Our ability to obtain additional capital is subject to a variety of uncertainties, including:

●	our market position and competitiveness in China’s corporate learning industry;
●	our future profitability, overall financial condition, results of operations and cash flows;
●	general market conditions for capital raising activities in China and globally; and

●	economic, political and other conditions in China and globally.

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

We may be deemed to provide certain services or conduct certain activities and thus be subject to certain licenses, approvals, permits, registrations and filings due to the lack of official interpretations of certain terms under internet related PRC regulations and laws. For example, our production and distribution of course materials and audio-visual content may also be deemed as providing radio and TV programs, and thus we may be required to obtain the Permit for Production and Operation of Radio and TV Programs. Also, due to the ambiguity of the definition of “online publishing service,” the online distribution of content, including our course materials, through our mobile apps and websites, as well as providing digital excerpts of the works consistent with the content of physical publications through our online magazine website, may be regarded as an “online publishing service” and therefore we may be required to obtain an Online Publishing License. Considering the lack of further interpretation of the definition of internet cultural products, provided that the training videos we deliver to our clients over the internet are regarded as “internet cultural products” by the relevant authorities, we may be required to obtain an Internet Culture Operation License. In addition, we deliver certain courses in live-streaming format on our mobile apps which the relevant authorities may regard as a live-streaming platform and may thus require us to make necessary filings as a live- streaming platform. We currently have not obtained all of the above licenses nor have we made any such filings.

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

Under PRC tax laws and regulations, enterprises are generally subject to enterprise income tax at the statutory rate of 25%, and revenues from AI-enabled enterprise productivity solutions are generally subject to value-added tax at the rates of 6% and 9%. Preferential tax treatments are available to certain enterprises, industries and regions. For example, Radnova Intelligence, the VIE, and Yunxuetang Information, our PRC subsidiary, were recognized as “high and new technology enterprises”, or HNTEs, and was entitled to a preferential enterprise income tax rate of 15%. The HNTE status must be reapplied every three years. During the three-year period, HNTEs must conduct a self-review each year to ensure they meet the HNTE criteria. Radnova Intelligence has renewed its HNTE in December 2024 and Yunxuetang Information was recognized as HNTE in December 2025. In addition, if the value-added taxes we actually paid for the sales of our qualified proprietary software exceed an amount equivalent to 3% of our revenues from such software, we are eligible to receive a refund of the excessive amount. However, if PRC government changes its tax policy of supporting new technology and software development, or if we cease to be eligible for any of these preferential tax treatments, we must pay tax at the standard rates, which would adversely affect our profitability.

We face certain risks relating to the real properties that we lease.

Under PRC law, all property lease agreements are required to be registered with the local land and real estate administration bureau. Although failure to do so does not in itself invalidate the leases, the lessees may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. As of the date of this annual report, 25 of the lease agreements for our leased properties in China have not been registered with the relevant PRC government authorities, and the maximum potential penalties in this regard is RMB250,000. As of the date of this annual report, we have not been subject to any administrative fines or sanctions in this regard, nor have we received any rectification orders. However, there can be no assurance that relevant authorities will not in future implement measures to request us to register our leases. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

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

Certain PRC operating entities have made contribution of the Employee Benefits through certain third-party payment agent. We may be subject to late fees and fines for our contributions through certain third-party payment agent. Pursuant to relevant PRC laws and regulations, the under-contribution of social insurance within a prescribed period may subject us to a daily overdue charge of 0.05% of the delayed payment amount. If this payment is not made within the stipulated period, the competent authority may further impose a fine of one to three times of the overdue amount on us. As of the date of this annual report, we have not received any notice from the relevant government authorities or any claim or request from these employees in this regard. However, we cannot assure you that the relevant government authorities will not require us to pay the outstanding amount and impose late fees or fines on us, in which case our business, results of operations and financial condition may be adversely affected.

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

The material weakness identified relates to our lack of sufficient competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to address complex U.S. GAAP technical accounting issues and to prepare and review consolidated financial statements, including disclosure notes, in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. For details, see “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” Our management has performed an evaluation of the effectiveness of our disclosure controls and procedures and concluded that our disclosure controls and procedures were ineffective because of the identified material weakness. Because we are an emerging growth company, this annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

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

As part of our business strategies, we intend to expand internationally in the future through leveraging our success and leadership in China. Our international expansion is subject to many risks and uncertainties, including but are not limited to:

●	exposure to international, regional and local economic and political conditions;
●	compliance with applicable foreign laws and regulations, including but not limited to laws and regulations related to labor, social insurance, taxation, foreign exchange controls, intellectual property protection rules and data privacy requirements;
●	failure to address customers’ localized corporate learning needs;
●	failure to compete effectively with local corporate learning solution providers;
●	failure to adapt our solution offerings to local laws and regulations, particularly these that are related to labor, social insurance and taxation;
●	the lack of market recognition of our brand name in new markets;
●	control of foreign exchange and fluctuations in foreign exchange rates;
●	restrictions or requirements relating to foreign investment;

●	challenges in effectively managing overseas operations from our headquarters and establishing overseas IT systems and infrastructure; and
●	challenges in selecting suitable geographical regions for global expansion.

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

We are closely monitoring potential changes in international trade policy and assessing the potential impact of such trade policy changes on our business operations and financial performance. For example, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits. On April 9, 2025, the United States implemented a 90-day pause on the varying reciprocal tariffs (except for those on Chinese goods, which were temporarily increased to 125%), leaving the 10% baseline tariff in place. On May 12, 2025, China and the United States jointly announced a 90-day suspension of certain of their trade restrictions, such that the United States would reduce its reciprocal tariffs from 125% back down to 10% (resulting in a 30% baseline duty on most Chinese imports during this period), while China reduced its tariff rate to 10% on U.S. imports, which was extended for 90 days by mutual agreement in August 2025 and further extended for one year in November 2025. In February 2026, the U.S. Supreme Court held that the International Emergency Economic Powers Act does not authorize the President to impose tariffs, and certain tariffs previously imposed under that statute were accordingly invalidated. On the same day, President Trump issued a proclamation imposing a temporary 10% ad valorem import surcharge under Section 122 of the Trade Act of 1974, effective February 24, 2026 for a period of up to 150 days, subject to specified exclusions. These policies have adversely affected the global economy and financial markets. We believe that such tariffs would not have a material imminent impact on our business operations, but as relevant policies are rapidly evolving, it may be difficult to evaluate their potential future impacts. Geopolitical conflicts like this may also lead to volatility in financial markets, fluctuations in currency exchange rates, increased procurement costs and declines in trading prices of the ADSs. In extreme cases, such conflicts could result in economic downturns that materially and adversely impact our operations.

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

The audit report for the fiscal year ended December 31, 2023, which is included in this annual report, is prepared by our former auditor which the PCAOB was unable to inspect and investigate completely before 2022 and, as such, our investors had been deprived of the benefits of such inspections in the past.

Our former auditor, PricewaterhouseCoopers Zhong Tian LLP (“PwC”), the independent registered public accounting firm that issues the audit report for the fiscal year ended December 31, 2023, which is included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such firms’ compliance with the applicable professional standards. Our former auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

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

SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, which was effective in June 2015, and was last amended in March 2023 in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Although SAFE promulgated in October 2019 the Circular on Further Promoting the Cross- border Trade and Investment Facilitation, or SAFE Circular 28, which was last amended on December 4, 2023 and took effect on the same day, pursuant to which non-investment foreign-invested companies are allowed to conduct domestic equity investment with settled capital from foreign exchange if such investment projects are true and compliant and do not otherwise violate the existing Special Management Measures (Negative List) for Foreign Investment Access, or the Negative List, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016 and last amended on December 4, 2023, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross- border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment.

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

Current PRC laws and regulations impose certain restrictions on foreign ownership of companies that engage in certain business operations, such as value-added telecommunications services. The MOFCOM and the NDRC promulgated the Negative List (2024 Version) on September 6, 2024 and became effective on November 1, 2024. Pursuant to the current Negative List (2024 Version), the provision of value-added telecommunications services falls in the restricted industries and the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communication, store-and-forward and call center). PRC partners are required to hold the majority interests in the joint ventures and approval from MOFCOM and the MIIT, for the incorporation of the joint ventures and the business operations. The primary foreign investors must also have operating experience and a good track record in providing value-added telecommunication services overseas.

Current PRC laws and regulations impose restrictions on foreign ownership and investment in companies that engage in the value-added telecommunications services. We are an exempted company incorporated in the Cayman Islands. Yunxuetang Information is our wholly-owned PRC subsidiary and a foreign-invested enterprise under PRC laws. We conduct our business in China through our VIEs, which refer to Radnova Intelligence, Shanghai Fenghe and Shanghai China Europe before January 15, 2024 and refer to Radnova Intelligence after January 15, 2024. We entered into contractual arrangements with our VIEs and their shareholders. Our contractual arrangements allow us to be considered the primary beneficiary of the VIEs for accounting purposes. We have been and expect to continue to be dependent on the VIEs to operate our business in China. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes, and consolidate their financial results under U.S. GAAP. See “Item 3. Key Information—Contractual Arrangements and Corporate Structure” for details.

In the opinion of our PRC counsel, Global Law Office, each of the contractual arrangements does not (i) result in any violation of any governmental authorizations or any PRC laws; (i) result in any violation of the provisions of the articles of association or business license, as applicable, of any of the PRC companies; or (iii) to the best of our PRC counsel’s knowledge after due and reasonable inquiries with our company, conflict with or result in a breach or violation of any terms or provisions of, or any other contract or instrument governed by the PRC laws to which any of the PRC companies is a party, except, in the case of clause (iii) above, for such circumstance where there would not reasonably be expected to have, individually or in the aggregate, a material adverse effect. However, we have been further advised by our PRC counsel that there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to or otherwise different from the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoking the business and operating licenses of our company;

●	discontinuing or restricting any related-party transactions between our group and the VIEs;
●	imposing fines and penalties, confiscating the income from our company, or imposing additional requirements for our operations which we may not be able to comply with;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements and deregistering the share pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exercise our contractual rights over the VIEs;
●	restricting or prohibiting our use of the proceeds of our overseas securities offering to finance our business and operations in China, particularly the expansion of our business through strategic acquisitions; or
●	restricting the use of financing sources by us or the VIEs or otherwise restricting our or their ability to conduct business.

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

Since PRC laws limit foreign equity ownership in certain kinds of business in China, we have relied and expect to continue to rely on the Contractual Arrangements and Corporate Structure to operate our business in China. For a description of these contractual arrangements, see “Item 3. Key Information—Contractual Arrangements and Corporate Structure.”

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

Mr. Xiaoyan Lu, our chief executive officer, director, founder and chairman of the board beneficially owns all of our outstanding Class B ordinary shares. These Class B ordinary shares constitute approximately 9.5% of our total outstanding share capital and 67.7% of the aggregate voting power of our total outstanding share capital as of March 31, 2026 (calculated by excluding the 7,950,867 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future share issuances upon the exercise or vesting of equity awards under our 2021 Share Plan and treasury shares of 1,769,610 Class A ordinary shares). As a result, Mr. Xiaoyan Lu has the ability to control the outcome of matters submitted to the shareholders for approval. Consequently, we are a “controlled company” within the meaning of the Nasdaq rules. See “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership Principal Shareholders.”

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

For instance, we did not convene an annual general meeting within 12 months of the year ended December 31, 2025 as required by the Nasdaq Listing Rules in reliance of our home country practices. Furthermore, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year. We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

If we were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition

We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. Under Section 3(a)(1) of the Investment Company Act, an entity generally will be deemed to be an “investment company” for purposes of the Investment Company Act if, absent an applicable exemption: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading securities; or (b) it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities (other than U.S. government securities, securities issued by employees’ securities companies and securities issued by qualifying majority-owned subsidiaries of such entity) having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We are, and hold ourselves out to be, primarily engaged in the business of researching, designing, developing and providing digital corporate learning SaaS solutions, and not in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that our company is what is frequently referred to as an “orthodox” investment company as defined in the Investment Company Act and described in clause (a) in the preceding paragraph. Furthermore, on an unconsolidated basis, at least 60% of the value of our company’s total assets (exclusive of U.S. government securities and cash items) consists of our indirect interest, through our wholly-owned subsidiaries, in Yunxuetang Information Technology (Jiangsu) Co., Ltd., or Yunxuetang Information, our majority owned subsidiary. We believe Yunxuetang Information is a qualifying majority owned subsidiary for purposes of the 40% test described in clause (b) in the preceding paragraph, because Yunxuetang Information is primarily engaged in the business of researching, designing, developing and providing digital corporate learning SaaS solutions, and is not an investment company by virtue of Rule 3a-1 under the Investment Company Act. Under Rule 3a-1, an entity is generally deemed to be an “investment company” if, absent an applicable exemption, more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity. Yunxuetang Information’s assets, consolidated with its wholly-owned subsidiaries (within the meaning of the Investment Company Act), consist primarily of trade receivables (including trade receivables due from related parties), prepayments, property and equipment, right-of-use assets, intangible assets that are not securities, and other assets that we believe would not be considered securities for purposes of the Investment Company Act. Therefore, we believe that, consolidating Yunxuetang Information’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of Yunxuetang Information and securities issued by qualifying companies that are controlled primarily by Yunxuetang Information. Accordingly, we believe that Yunxuetang Information is not an investment company by virtue of Rule 3a-1 under the Investment Company Act, and therefore is a qualifying majority-owned subsidiary held through our company’s wholly-owned subsidiaries for purposes of applying the 40% test described in clause (b) in the preceding paragraph to our company and such wholly-owned subsidiaries.

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

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new solutions and expansions by us or our competitors;
●	announcements of new policies, rules or regulations relating to the enterprising learning industry in China;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our solutions, our directors, management or employees, our competitors or our industry in general;
●	additions or departures of key personnel;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

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

We have not maintained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq. If we continue to fail to meet this requirement and Nasdaq determines to delist the ADSs, the delisting would adversely affect the market liquidity of the ADSs and the market price of the ADSs could decrease.

The ADSs are listed on the Nasdaq. In order to maintain our listing, we must meet minimum financial and other requirements, including the minimum bid price requirement of $1.00 per share for continued listing, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). We received a letter dated May 7, 2025 from the Nasdaq indicating that for the 30 consecutive business days prior to that date, the closing bid price for the Company’s ADSs had been below the minimum bid price of US$1.00 required under the Minimum Bid Price Requirement, resulting in a minimum bid price deficiency. To regain compliance, the closing bid price of the Company’s ADSs must be at least US$1.00 per share for a minimum of 10 consecutive business days at any time prior to November 3, 2025. According to Nasdaq’s compliance notice, the Company evidenced a closing bid price at or above of US$1.00 for 11 consecutive business days from October 6 through October 20, 2025. Thus, the Company has regained compliance with the Minimum Bid Price Requirement, and the deficiency matter has been closed by Nasdaq. On October 21, 2025, the Company has received a written notification from The Nasdaq stating that the Company has regained compliance with Nasdaq Listing Rule 5450(a)(1). In addition, we received a letter dated January 26, 2026 from the Nasdaq indicating that for the 30 consecutive business days prior to that date, the closing bid price for the Company’s ADSs had been below the minimum bid price of US$1.00 required under the Minimum Bid Price Requirement, resulting in a minimum bid price deficiency. To regain compliance, the closing bid price of the Company’s ADSs must be at least US$1.00 per share for a minimum of 10 consecutive business days at any time prior to July 27, 2026.

There can be no assurance that we will meet the minimum bid price requirement or any other requirements in the future. The failure to maintain our listing on the Nasdaq would have an adverse effect on the market price and liquidity of the ADSs. Without a Nasdaq listing, shareholders may have a difficult time getting a quote for the sale or purchase of the ADSs, the sale or purchase of the ADSs would likely be made more difficult, and the trading volume and liquidity of the ADSs could decline. Delisting from the Nasdaq could also result in negative publicity and could make it more difficult for us to raise additional capital.

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

Although we believe we were not a passive foreign investment company, or PFIC, for 2025, due to our ADSs’ price fluctuations there is a significant risk that we will be a PFIC for 2026 or any future any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains and certain rents and royalties (other than rents and royalties that are derived in the active conduct of a business and meet certain requirements). Cash is generally a passive asset for these purposes. Goodwill and other intangibles generally are treated as active assets to the extent associated with business activities that produce active income.

Based on the composition of our income and assets, including goodwill and other intangibles, we believe we were not a PFIC for our taxable year ended December 31, 2025. However, because of the substantial decline in our market capitalization since our initial public offering (which generally declined further in 2025), there is a significant risk that we will be a PFIC for 2026 and possibly future taxable years. We hold a substantial amount of cash and while this continues to be the case, our PFIC status for any taxable year will depend, in large part, on the average value of our goodwill and other intangibles. We have not obtained, and do not intend to obtain, valuations of our assets. However, the value of our goodwill and other intangibles may be determined, in large part, by reference to our market capitalization, which as discussed above has been in decline and may continue to fluctuate. As a result, the average value of our goodwill, intangibles and other active assets may not be sufficiently large in relation to the average value of our passive assets for our current or future taxable years. Specifically, there is a significant risk that we will be a PFIC for our taxable year ending December 31, 2026 if (i) the value of our goodwill and other intangibles is determined by reference to our market capitalization, (ii) the amount of cash and other passive assets we hold for the remainder of our taxable year remains substantial and (iii) our average market capitalization for the remainder of the year fluctuates or does not increase substantially. Because our annual PFIC status is a factual determination, it can be made only after the end of the relevant taxable year. In addition, the application of the PFIC rules to a company like us is subject to certain uncertainties. Moreover, it is not entirely clear how the contractual arrangements among us and the VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIE is not treated as owned by us for these purposes. Accordingly, there can be no assurance that we will not be a PFIC for the current or any other taxable year.

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

We are a Cayman Islands exempted company with no business operations, and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China through our PRC subsidiaries and VIEs. We and our shareholders do not and are not legally permitted to have any equity interests in the VIEs as current PRC laws and regulations restrict foreign investment in companies that engage in certain services, such as the value-added telecommunication services. As a result, we operate businesses in China through certain contractual arrangements with the VIEs. For a summary of such contractual arrangements, see “Item 3. Key Information—Contractual Arrangements and Corporate Structure.” Investors in the ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries and the VIEs. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against us, our assets, our directors and officers or their assets.

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

Under the deposit agreement for the ADSs, if you do not give voting instructions to the depositary to direct how the Class A ordinary shares underlying the ADSs are voted, upon our request, the depositary will give us (or our nominee) a discretionary proxy to vote the Class A ordinary shares underlying the ADSs at shareholders’ meetings if:

●	we timely provided the depositary with notice of meeting and related voting materials and requested it to solicit your instructions;
●	we request the depositary to give a proxy;
●	we have informed the depositary that there is no substantial opposition as to a matter to be voted on at the meeting; and
●	the matter subject to voting would not have a material adverse impact on shareholders.

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

We adopted a share incentive plan in September 2021, or the 2021 Share Plan, and a share incentive plan in March 2025, or the 2025 Share Plan for the purpose of granting share-based compensation awards to our officers, directors, employees and other eligible persons to incentivize their performance and align their interests with ours. As of the date of this annual report, (i) the maximum aggregate number of ordinary shares we are authorized to issue pursuant to the 2021 Share Plan is 11,258,693 ordinary shares, and 11,154,698 shares have been granted pursuant to the 2021 Share Plan, and (ii) the maximum aggregate number of Class A ordinary shares we are authorized to issue pursuant to the 2025 Share Plan is 18,022,659, and we have not granted any shares pursuant to the 2025 Share Plan as of the date of this annual report. In 2023, 2024 and 2025, we recorded RMB26.1 million, RMB5.9 million and RMB12.3 million (US$1.8 million), respectively, in share-based compensation expenses.

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

ITEM 4INFORMATION ON THE COMPANY

4.A.History and Development of the Company

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

In March 2025, we completed a strategic rebranding initiative, adopting the “Radnova” name for our potential international operations. We operate our business in China through Radnova Intelligence Technology Co., Ltd. (formerly Jiangsu Radnova Intelligence Technology Co., Ltd. and Jiangsu Yunxuetang Network Technology Co., Ltd.). As part of our global expansion, we established an entity in Singapore to serve as a headquarter for our overseas business to better serve and expand into international markets. The “Radnova” trademark symbolizes our transition from a China-focused e-learning company to a global AI-enabled enterprise productivity solutions provider.

Yunxuetang Information entered into a series of contractual arrangements, as amended and restated, with Radnova Intelligence and its shareholders, through which we obtained control over Radnova Intelligence and its subsidiaries. In addition, Fenghe Consulting entered into a series of contractual arrangements, as amended and restated, with Shanghai China Europe and Shanghai Fenghe and their respective shareholders, through which we obtained control over Shanghai China Europe and Shanghai Fenghe and their respective subsidiaries.

As a result, we are considered as the primary beneficiary for accounting purposes, of Radnova Intelligence, Shanghai China Europe, Shanghai Fenghe and their subsidiaries before January 15, 2024; and considered as the primary beneficiary for accounting purposes, of Radnova Intelligence and its subsidiaries after January 15, 2024. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. We refer to each of Yunxuetang Information and Fenghe Consulting as our wholly foreign owned entity, or WFOE, and to each of Radnova Intelligence, Shanghai China Europe and Shanghai Fenghe as our variable interest entity, or VIE, before January 15, 2024, and refer to Yunxuetang Information as our WFOE and Radnova Intelligence as our VIE after January 15, 2024 in this annual report. For more details and risks related to our variable interest entity structure, please see Item 3. Key Information—Contractual Arrangements and Corporate Structure” and “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Our Corporate Structure.”

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

4.B.Business Overview

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

We support customers’ productivity in 4 aspects, leveraging our software solutions:

●	Private-domain knowledge & industrial-level agents: leveraging our hybrid services comprising of products and services powered by AI, we assist customers to extract their private-domain knowledge and skills and devise their reliable, industrial-level agents to boost the quality and efficiency of their operations.
●	Optimizing organization and job architecture: following the adoption of agents, we assist customers with optimizing their organization structure and workflow, and help them better collaborate with AI tools.
●	Transformation of core business processes: furthermore, we assist customers with transformation of their business processes and their digital infrastructure with AI coding and frontline deployment.
●	New talent strategy and development initiatives: facing a new organization and business processes, we assist customers with upskilling and reskilling of their talents with learning programs, contents and projects powered by AI.

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

Efficient use of technology underpins our success. Leveraging our coverage of 2,301 subscription customers as of December 31, 2025, who are customers with revenues from subscription based corporate learning solutions, in approximately 20 industries, we have accumulated domain expertise and insights across different industries and business scenarios, and constructed systematic labels and knowledge maps. Based on our industry insights and extensive experiences, our personalized recommendation engine then designs suitable learning paths for employees based on their positions and required skills. As a result, our solutions are capable of accurately matching personnel, positions, and courses through personalized recommendation. Our solutions embed key functions such as speech recognition, adaptive learning, intelligent practice partner, anti-cheating for exams and simulation training, making corporate learning more intelligent and effective. Our domain expertise and insights also fully empower all aspects of customer service and marketing. Through the modeling of customer portraits, market conversion and sales strategy, we have continuously discovered new sales opportunities, expanded corporate customer life cycles and improved marketing efficiency.

We believe focusing on our customers’ success leads to our own success. Our digital and configurable solutions as well as satisfying customer services allow us to establish an excellent reputation in the market and accumulate a large, high-quality loyal customer base. As of the date of this annual report, our high-quality customer base includes leading players across many large-scale and high-growth industries, covering top players in electric vehicles, healthcare and catering. The number of our subscription customers was 3,230, 2,405 and 2,301 as of December 31, 2023, 2024 and 2025, respectively. Such decrease was mainly due to our business expansion strategy to focus on large enterprises with strong and steady demand for corporate learning solutions, leading to the deselection of some small and medium-sized customers. The net revenue retention rate of our subscription customers in terms of subscription revenue was 101.4%, 100.9% and 101.4% as of December 31, 2023, 2024 and 2025, respectively. For details, see “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Our Business and Industry—From time to time, we may become defendants in legal proceedings for which we are unable to assess our exposure and which could become significant liabilities in the event of an adverse judgment.”

On March 27, 2025, we completed a strategic rebranding initiative, adopting the “Radnova” name for our potential international operations. We operate our business in China through Radnova Intelligence Technology Co., Ltd. (formerly Jiangsu Radnova Intelligence Technology Co., Ltd. and Jiangsu Yunxuetang Network Technology Co., Ltd.). As part of our global expansion, we established an entity in Singapore to serve as a headquarter for our overseas business to better serve and expand into international markets. The “Radnova” trademark symbolizes our transition from a China-focused e-learning company to a global AI-enabled enterprise productivity solutions provider.

Our Business Model and Solution

We have upgraded our solutions and evolved into AI-enabled enterprise productivity solutions that reshape talents, tasks, and processes across four solutions: AI Box, NeoLearning, TalentNova and SaleSmart. Customers can select either one or multiple of our solutions based on their business needs. Our solutions are illustrated by the below chart:

AI BOX

AI BOX is a software platform where customers can design and implement their own AI agents to be used in their various business scenarios. It serves as the technological infrastructure that supports the deployment of large language models (“LLMs”) and AI agents on an enterprise-level. AI Box helps domain experts build and manage AI agents at ease with standard procedures widely used in the industry. The platform supports common business needs such as sales, customer service, knowledge management, office automation, and decision support. Beyond the technology, we provide planning, consulting, and training to guide our customers through their AI adoption. In short, AIBox is about giving enterprises a structured way to apply AI where it matters, measure the results, and improve productivity without adding unnecessary complexity. The functions of AI BOX are illustrated by the chart below.

TalentNova

We design TalentNova to be the right workforce for the right tasks. TalentNova helps HR team screen resumes, write job descriptions, design exercises used in interviews, and build learning maps. The platform supports most HR activities, capturing routine actions and data so HR experts can focus on higher-value work. We keep strengthening the technology foundation of this platform, and connecting TalentNova with our other solutions to support cross-sell. The functions of TalentNova are illustrated by the chart below.

NeoLearning

NeoLearning is our training and knowledge service designed to help companies turn information into practical skills. It helps employees manage knowledge learned from their working experience, and convert “know-what” into “know-hows” more effectively than traditional approaches. With NeoLearning, employees can access high-quality training resources and tailor learning paths based on their individual needs.

Customized to the needs of users at different positions, from different enterprises, and in different industries, our adaptive personalized NeoLearning intelligently recommends learning content. We offer various modularized multimedia learning tools for our customers to select, including interactive online learning, livestream learning, and content development tools, among others. Training analytics system helps enterprises and individuals analyze the training results, thereby providing advice on future learning paths. The functions of NeoLearning are illustrated by the chart below.

A content ecosystem that fully integrates internal and external resources with personalized and intelligent training services.
AI-Native Learning Experience
AI-Native Learning Experience & AI-Driven Training Delivery
Revolutionary Resource Ecosystem
External Resources Ecosystem and Lecturer Brokerage Platform
AI-enhanced enterprise internal experience extraction and course development services
AI-Driven Productivity Platform
AI Instructor Training Platform
Corporate AI Private Knowledge Base

SaleSmart

SaleSmart is our sales enablement platform that supports sales staff and managers with insights, feedbacks, task assistance, coaching sessions and decision-making. With a core of industry-specific sales model, it provides insights into sales behaviors, guides optimal sales actions, delivers targeted sales capability enhancement, and helps sales teams win deals. It provides managers with sales management insights and decision support covering the entire sales process, drives the continuous upgrading of sales strategies and actions, and achieve exponential growth in sales workforce efficiency. The functions of SaleSmart are illustrated by the chart below.

Our Customers

Our solutions are used by organizations of all sizes across a broad range of industries in China. As of December 31, 2023, 2024 and 2025, we had a total of 3,501, 2,477 and 2,382 customers, respectively, including over 200 Fortune 500 companies in China. We have covered leading companies in consumer, healthcare, manufacturing, technology, electric vehicles, and other high-growth industries.

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

As a result of our continuous value creation, as of December 31, 2025, the number of accounts activated by Client A has increased by over four times since our initial collaboration.

Client B

Client B is a leading new energy vehicles group in China.

Facing the demand for an increasing number of talent development projects, Client B was keen to build an integrated internal training platform that allows for effective training and knowledge management and provides personalized learning paths and post-learning assessment.

In 2018, Client B started to use the corporate learning solution developed by Yunxuetang. Initially, Client B only purchased employee accounts for a small portion of its employees. Benefiting from our high quality, efficient and cost-effective solutions, Client B subsequently activated additional accounts, over seventeen times as of December 31, 2025 as compared to its initial purchase, with various features and functions for both its employees and distributors.

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

We have implemented a “land and expand” strategy to achieve organic expansion within existing customers. As organizations have good experience in using our SaaS solutions and become familiar with the benefits, they tend to expand usages. Moreover, our “land and expand” strategy enables us to grow as our customers grow, and to generate incremental revenues through increased levels of adoption by our customers. As of December 31, 2024, the net revenue retention rate of our subscription customers in terms of subscription revenue was 100.9%. As of December 31, 2025, the net revenue retention rate of our subscription customers in terms of subscription revenue was 101.4%.

We have established a professional and industry-focused in-house sales team consisting of 190 people as of December 31, 2025. Our employees have deep knowledge of the industries and customers they cover. Our in-house sales team works closely with our content development team to ensure that they can propose and customize the best solutions to address the pain points our customers have to deal with in the relevant industry verticals.

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

Technology and Infrastructure

Technology is the backbone of our highly scalable business model. Our strong technological capabilities enable us to deliver superior user experience and improve operational efficiency. Our technology team, coupled with our technologies and insights, has continued to identify opportunities for improvements in our technology infrastructure and applications. We believe a strong technology and product development capability is crucial to our continued success and ability to develop innovative solution offerings to keep up with rapid development and advances in technologies. We closely attend to the needs of our customers and respond to their feedback and requests through developing new solutions or adding advanced or optimized features in existing solutions. As of December 31, 2025, we employed 256 research and development staff, representing 43.9% of our total number of employees. In 2023, 2024 and 2025, we incurred RMB176.5 million, RMB116.1 million, and RMB111.4 million (US$15.9 million) of research and development expenses, respectively.

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

Intellectual Property

We rely on a combination of trademark, fair trade practice, intellectual property laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property. As of December 31, 2025, we had 158 registered trademarks, 372 registered copyrights, 60 domain names and 9 patents in China.

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

We have completed information security, privacy and compliance certifications/validations. For example, we have obtained ISO/IEC 20000-1:2018 Information Technology Service Management System Certification, ISO/IEC 27017:2015 Cloudy Service Information Security Management System Certification, GB/T 45081-2024/ISO/IEC 42001:2023 Artificial Intelligence Management System Certification, ISO/IEC 27001:2022 Information Security Management System Certification, the Trusted Cloud Service Certification for Enterprise SaaS Services—General, the CCRC Internet Application Security Certification, and the Data Security Maturity Model Certification—Level 2, have passed the evaluations for ITSS Maintenance Service Capability Maturity—Level 3, ITSS Cloud Computing SaaS Service Capability—Level 3, and have completed registration for Multi-Level Security Protection—Level 3. In addition, we also obtained KLYINSOFT NeoCertify, Certified Professional DDOS System, Certified Professional Firewall System, Certified Database Access Protection System and passed the NSFOCUS Penetration Testing. We have also passed regular audits on data security by authorities. We are committed to enhancing our data security and privacy measures, and are in the process of obtaining additional information security, privacy and compliance certifications/validations.

For risk factors relating to data security and privacy, please see “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Security breaches and improper access to or disclosure of our data or our customers’ data or other cyberattacks on our systems could result in litigation and regulatory risk and harm our reputation and our business.”

Competition

The enterprise productivity is a broad concept and is rapidly evolving. We face potential competition from market players of various segments, including traditional management SaaS companies, AI-startups, consulting firms and custom system providers.

Each type of player in the market possesses their own advantages and disadvantages at the same time.

●	Traditional management SaaS companies’ existing customer base is their key asset for monetizing product innovation and business expansion. However, it may be a challenge for them to adopt AI technology and switch from providing tools to providing agentic results.
●	AI-startups’ agility in operation and innovation is their competitive advantage. However, it may be a challenge for them to quickly ship products to the market and build up their brand recognition and sales/distribution network.
●	Consulting firms’ thought leadership in productivity management and organizational transformation is their key advantage. However, it may be a challenge for them to productize and standardize their services and maintain sustainable margin.
●	Custom system providers’ implementation capabilities and intimacy with selected customers are their key advantages. However, it may be a challenge for them to scale up and address a sizable market and yield high operating margin.
●	Combining years of our experience of enhancing talents’ proficiency and AI product innovation, we believe that we are uniquely positioned in the market to define and consolidate the market and continue to solidify our market leadership.

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

Regulation Relating to Foreign Investment Restrictions

According to the latest Special Administrative Measures for the Entry of Investment (Negative List), or the Negative List, promulgated by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, effective on November 1, 2024, the provision of value-added telecommunications services falls in the restricted industries and the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communication, store-and-forward and call center). Besides, foreign investment in internet news services, online publishing services, internet audio-visual program services, internet culture operation (except for music) and internet information dissemination services (except for contents opened up in China’s WTO commitments) shall be prohibited. Foreign investment in radio and television program production and operation (including introduction of businesses) companies is also prohibited.

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

The Administrative Measures on Internet Information Services, or the ICP Measures, promulgated by the State Council and as last amended on December 6, 2024, taking effect on January 20, 2025, sets forth more specific rules on the provision of internet information services. According to the ICP Measures, any company that engages in the provision of commercial internet information services must obtain a sub-category VATS License for Internet Information Services, or the ICP License, from the relevant government authorities before providing any commercial internet information services within the PRC. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through the internet for profit making purpose. According to the ICP Measures, internet information service providers cannot produce, duplicate, publish or disseminate information that (i) is against any fundamental principles set out in the Constitution Law of China; (ii) endangers the national security, leaks the national secrets, incites to overthrow the national power, or undermines the national unity; (iii) damages the national honor or interests; (iv) incites the ethnic hatred and ethnic discrimination or undermines the solidarity among all ethnic groups; (v) undermines the national policies on religions and advocates religious cults and feudal superstition; (vi) disseminates rumors to disrupt the social order and undermines the social stability; (vii) disseminates the obscene materials, advocates gambling, violence, killing and terrorism, or instigates others to commit crimes; (viii) humiliates or defames others or infringes the legitimate rights and interests of others; and (ix) is otherwise prohibited by laws and regulations.

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

To comply with the relevant laws and regulations, Radnova Intelligence has obtained a national VAT License which will remain effective until February 18, 2026, and a provincial VAT License which will remain effective until December 19, 2027.

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

Pursuant to the PRC Cyber Security Law issued by the SCNPC on November 7, 2016, effective as of June 1, 2017 and was subsequently amended on October 28, 2025, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information, including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; and network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

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

Trade Secrets

According to the PRC Anti-Unfair Competition Law, promulgated by the SCNPC in September 1993, as amended in November 4, 2017, April 23, 2019, and June 27, 2025, respectively, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (i) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (ii) disclosing, using or permitting others to use the trade secrets obtained illegally under item (i) above; or (iii) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence. Pursuant to the Civil Code of China, if one intentionally infringes upon the intellectual property rights of others and the circumstance is severe, the infringed party is entitled to request for the corresponding punitive compensation.

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

On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was last amended on March 23, 2023. According to SAFE Circular 19, the foreign exchange capital of FIEs shall be subject to the Discretionary Foreign Exchange Settlement, which means that the foreign exchange capital in the capital account of an FIE for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book- entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the FIE. The proportion of Discretionary Foreign Exchange Settlement of the foreign exchange capital of an FIE is temporarily set at 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if an FIE needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, SAFE Circular 19 stipulates that the use of capital by FIEs shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of an FIE and capital in Renminbi obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for issuance of RMB entrusted loans, repayment of inter- enterprise loans (including advances by the third party) or repayment of bank loans that have been transferred to a third party; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

The Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, was promulgated by SAFE on June 9, 2016 and amended on December 4, 2023. Pursuant to SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides a unified standard for the conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self- discretionary basis which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-associated enterprises.

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

Regulation Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents through SPVs, namely, establishing FIEs to obtain the ownership, control rights and management rights. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision- making rights acquired by PRC residents in the offshore special purpose vehicles by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which provides that applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE.

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

4.C.Organizational Structure

The following diagram illustrates our corporate structure, including all of our significant subsidiaries and the VIE.

Note: (1)

Shareholders of Radnova Intelligence are Xiaoyan Lu (our Chief Execution Officer, director, founder and chairman of the Board), Suzhou Xinzhiyun Enterprise Management Consulting Center (LLP), Suzhou Dazhiqihong Enterprise Management Consulting Center (LLP), Shanghai Ximalaya Technology Co., Ltd., Jie Ding (our director and co-founder), and certain other nominee shareholders, each holding approximately 67.8%, 9.8%, 5.8%, 4.2%, 4.2% and 8.1%, respectively, of Radnova Intelligence’s equity interests. Most of the nominee shareholders are also shareholders of our company.

Contractual Arrangements and Corporate Structure

See “Item 3. Key Information—Contractual Arrangements and Corporate Structure” for details.

4.D.	Property, Plant and Equipment

We are headquartered in Beijing and Suzhou and have several offices in China. We lease our premises under operating lease agreements from independent third parties. As of December 31, 2025, we leased our premises in Beijing, Shanghai, Suzhou and other 19 cities with an aggregate floor area of approximately 11,725 square meters under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Expansion of Usage by Existing Customers

Our results of operations are highly dependent on the total number of and usages of our solutions by our customers. We have cultivated a large, high-quality and loyal customer base across various industries, including manufacturing, new retail, catering, finance, automotive, IT technology, healthcare and energy among others. As of December 31, 2023, 2024 and 2025, we had 3,501, 2,477 and 2,382 customers, respectively. The number of our subscription customers was 3,230, 2,405 and 2,301 as of the same dates. Such decrease was mainly due to our business expansion strategy to focus on large enterprises with strong and steady demand for corporate learning solutions, leading to the deselection of some small and medium-sized customers. We have fostered strong loyalty with existing customers as a result of the high quality SaaS solutions offered by us, effectively addressing their needs. We believe that there are significant opportunities for growth with many of our existing customers. Our high-quality content offerings bring additional monetization opportunities and encourage subscription renewals and upsells. The net revenue retention rate of our subscription customers in terms of subscription revenue was 101.4%, 100.9% and 101.4% as of December 31, 2023, 2024 and 2025, respectively.

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

Optimization of Product Offering Mix

Our product mix management significantly impacts our operational results, particularly our overall profit margin. For instance, our subscription- based corporate learning solutions generally yield higher gross margins compared to other offerings, while self-developed content typically boasts higher gross margins than third-party content. To enhance profitability and achieve greater financial scalability, we aim to prioritize subscription-based corporate learning solutions with self-developed content. We will continue optimizing our software and creating high-quality content to leverage synergies between them, thereby driving monetization opportunities and increasing subscription revenue.

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

The following tables set forth the major operating metrics for the periods indicated:

	As of December 31,
	2023	2024	2025
Number of subscription customers	3,230	2,405	2,301
Net revenue retention rates of subscription customers	101.4%	100.9%	101.4%

We are committed to expanding our customer base. The number of our subscription customers was 3,230, 2,405 and 2,301 as of December 31, 2023, 2024 and 2025, respectively. Such decrease was mainly due to our business expansion strategy to focus on large enterprises with strong and steady demand for corporate learning solutions, leading to the deselection of some small and medium-sized customers. The decrease from 2023 to 2024 was due to the deconsolidation of CEIBS PG.

Our ability to maintain long-term revenue growth is in part dependent on our ability to expand customers’ usage of our solutions over time and grow revenue generated from existing customers. An important way for us to track our performance in this area is by measuring net revenue retention rate of our subscription customers. Net revenue retention rate helps track the changes in purchases made by a particular cohort of customers over time. A net revenue retention rate above 100% reflects that the customers are increasing their purchases of our solutions. The net revenue retention rate of our subscription customers in terms of subscription revenue was 101.4%, 100.9% and 101.4% as of December 31, 2023, 2024 and 2025, respectively. Such increase was mainly due to our business expansion strategy to focus on large enterprises with strong and steady demand for corporate learning solutions, and the launch of AI-products. As we continue to develop our AI-enabled enterprise productivity solutions, enrich our content offerings and improve our brand awareness, our existing customers’ willingness to repurchase and renewal will further increase.

Key Components of Results of Operations

Revenues

We derive our revenues from two sources, namely (i) corporate learning solution revenues, including solutions based on both subscription and non-subscription, and (ii) other revenues, primarily consisting of sales of customized software and related maintenance services. In 2023, 2024 and 2025, our revenues amounted to RMB424.0 million, RMB331.2 million and RMB340.2 million (US$48.7 million), respectively. On the pro forma basis as if the deconsolidation of CEIBS PG occurred as of the beginning of 2023, our pro forma revenues amounted to RMB324.6 million, RMB327.9 million and RMB340.2 million (US$48.7 million) in the same periods, respectively. For details, see “—Deconsolidation of CEIBS PG.”

The following table sets forth a breakdown of our total revenues, in absolute amounts and as percentages of total revenues, for the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Corporate learning solution	411,822	97.1	325,579	98.3	337,699	48,290	99.3
- Subscription-based	347,829	82.0	301,796	91.1	317,380	45,385	93.3
- Non-subscription-based	63,993	15.1	23,783	7.2	20,319	2,905	6.0
Others	12,194	2.9	5,611	1.7	2,522	361	0.7
Total revenues	424,016	100.0	331,190	100.0	340,221	48,651	100.0

Corporate Learning Solution

In 2023, 2024 and 2025, our revenues generated from corporate learning solution amounted to RMB411.8 million, RMB325.6 million and RMB337.7 million (US$48.3 million), respectively, representing 97.1%, 98.3% and 99.3% of our total revenues in the same periods, respectively.

●	Subscription revenues. Our subscription revenues are primarily derived from our AI-enabled enterprise productivity delivered through SaaS, including subscription of corporate learning system, personalized e-learning system, teaching tools and online courses. In 2023, 2024 and 2025, our subscription revenues amounted to RMB347.8 million, RMB301.8 million and RMB317.4 million (US$45.4 million), respectively, representing 82.0%, 91.1% and 93.3% of our total revenues, respectively. We typically recognize subscription fees as revenue on a straight-line basis through the subscription term.
●	Non-subscription revenues. Our non-subscription revenues are primarily derived from offline courses and recorded courses. In 2023, 2024 and 2025, our revenues generated from non-subscription-based solution amounted to RMB64.0 million, RMB23.8 million and RMB20.3 million (US$2.9 million), respectively, representing 15.1%, 7.2% and 6.0% of our total revenues in the same periods, respectively. We typically recognize the revenue as services are completed.

Others

Complementary to our corporate learning solution, we also offer customized software and related maintenance services to our customers. The software is installed on-premise at the customers’ servers. Revenue generated from other services amounted to RMB12.2 million, RMB5.6 million and RMB2.5 million (US$0.4 million) in 2023, 2024 and 2025, respectively.

Cost of Revenues

Our cost of revenues consists of the costs that are directly related to providing our products and solutions to our customers. These costs include staff expenses, costs of third-party cloud infrastructures, instructor compensation, amortization of online course contents, impairment of intangible assets and other costs. In 2023, 2024 and 2025, our costs of revenues amounted to RMB194.5 million, RMB126.5 million and RMB107.7 million (US$15.4 million), respectively, representing 45.9%, 38.2% and 31.7% of our total revenues in the same periods, respectively.

We expect our cost of revenues to increase in absolute amount in line with our expansion of business and customer base growth, and to decrease as a percentage of our revenues in the long run through economies of scale and improvement of operation efficiency.

Gross Profit

Gross profit is equal to our total revenues less cost of revenues. Gross profit as a percentage of our total revenues is referred to as gross margin. In 2023, 2024 and 2025, our gross profit was RMB229.5 million, RMB204.7 million and RMB232.5 million (US$33.3 million), respectively, and our gross margin was 54.1%, 61.8% and 68.3%, respectively.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Gross profit	229,542	204,668	232,524	33,251

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing expenses	244,379	57.6	144,217	43.5	144,886	20,718	42.6
Research and development expenses	176,537	41.6	116,105	35.1	111,410	15,931	32.7
General and administrative expenses	142,852	33.7	138,392	41.8	121,953	17,439	35.8
Total operating expenses	563,768	132.9	398,714	120.4	378,249	54,088	111.1

Sales and marketing expenses. Sales and marketing expenses consist of (i) compensation and incentives paid to sales and marketing staff, (ii) brand marketing and support expenses, (iii) impairment of intangible assets and (iv) other expenses. Our sales and marketing expenses were RMB244.4 million, RMB144.2 million and RMB144.9 million (US$20.7 million) in 2023, 2024 and 2025, respectively, accounting for 57.6%, 43.5% and 42.6% of our total revenues in the same periods, respectively.

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

Research and development expenses. Research and development expenses consist of (i) compensation paid to research and development staff, (ii) professional fees in relation to the software upgrade, (iii) content design expenses, and (iv) other expenses. Our research and development expenses were RMB176.5 million, RMB116.1 million and RMB111.4 million (US$15.9 million) in 2023, 2024 and 2025, respectively, accounting for 41.6%, 35.1% and 32.7% of our total revenues in the same periods, respectively.

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

General and administrative expenses. General and administrative expenses consist of (i) compensation and incentives paid to administrative staff and management team, (ii) professional fees for external legal, accounting, recruiting and other consulting services and litigation cost, (iii) general office and administrative expenses, including, rent and travel, among others, (iv) depreciation and amortization and (v) other expenses. Our general and administrative expenses were RMB142.9 million, RMB138.4 million and RMB122.0 million (US$17.4 million) in 2023, 2024 and 2025, respectively, accounting for 33.7%, 41.8% and 35.8% of our total revenues in the same periods, respectively.

We expect our general and administrative expenses to decrease as a percentage of our total revenues in the long run as we continue to increase operational efficiency and benefit from economies of scale, which will be partially offset by the fact that we will incur additional expenses as a result of operating as a public company.

Our operating expenses have decreased in absolute numbers from RMB563.8 million in 2023 to RMB398.7 million in 2024, and decreased in absolute numbers to RMB378.2 million (US$54.1 million) in 2025. The operating expenses as a percentage of our total revenues was 132.9%, 120.4% and 111.1% in 2023, 2024 and 2025, respectively, which was primarily attributable to our efforts in optimizing our human resources and effectively managing costs and expenses.

We expect our operating expenses as a percentage of our revenues will decrease over the long term, as we benefit from our enhanced brand awareness, improved sales efficiency and economies of scale. Nevertheless, such expenses may fluctuate as a percentage of our revenues from period to period depending on the timing and extent of these expenses and due to seasonality.

Other Operating Income

Our other operating income primarily consists of governmental subsidies including various forms of government financial incentives and preferential tax treatments. In 2023, 2024 and 2025, our other operating income amounted to RMB5.6 million, RMB7.0 million and RMB4.7 million (US$0.7 million), respectively.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages, shares and per share data)
Revenues
Corporate learning solutions(1)	411,822	97.1	325,579	98.3	337,699	48,290	99.3
Others	12,194	2.9	5,611	1.7	2,522	361	0.7
Total revenues	424,016	100.0	331,190	100.0	340,221	48,651	100.0
Cost of revenues	(194,474)	(45.9)	(126,522)	(38.2)	(107,697)	(15,400)	(31.7)
Gross profit	229,542	54.1	204,668	61.8	232,524	33,251	68.3
Operating expenses
Sales and marketing expenses	(244,379)	(57.6)	(144,217)	(43.5)	(144,886)	(20,718)	(42.6)
Research and development expenses	(176,537)	(41.6)	(116,105)	(35.1)	(111,410)	(15,931)	(32.7)
General and administrative expenses	(142,852)	(33.7)	(138,392)	(41.8)	(121,953)	(17,439)	(35.8)
Total operating expenses	(563,768)	(132.9)	(398,714)	(120.4)	(378,249)	(54,088)	(111.1)
Other operating income	5,629	1.3	6,974	2.1	4,689	671	1.4
Loss from operations	(328,597)	(77.5)	(187,072)	(56.5)	(141,036)	(20,166)	(41.4)
Interest and investment income	4,613	1.1	6,494	2.0	3,555	508	1.0
Interest expense	(4,650)	(1.1)	(10,699)	(3.2)	(6,571)	(940)	(1.9)
Impairment of available-for-sale debt securities	(13,144)	(3.1)	(14,464)	(4.4)	(14,779)	(2,113)	(4.3)
Gain on deconsolidation of CEIBS PG	—	—	78,760	23.8	—	—	—
Foreign exchange (loss)/gain, net	(350)	(0.1)	550	0.2	447	64	0.1
Change in fair value of derivative liabilities	102,419	24.2	34,378	10.4	—	—	—
Loss before income tax expense and share of results of an equity method investee	(239,709)	(56.5)	(92,053)	(27.7)	(158,384)	(22,647)	(46.5)
Income tax benefit	9,871	2.3	—	—	—	—	—
Share of results of an equity method investee, net of tax	—	—	—	—	(548)	(78)	(0.2)
Net loss	(229,838)	(54.2)	(92,053)	(27.7)	(158,932)	(22,725)	(46.7)
Adjusted EBITDA(2)	(260,413)	(61.4)	(181,796)	(54.9)	(138,909)	(18,998)	(39.1)
Adjusted net loss(2)	(277,634)	(65.5)	(199,312)	(60.2)	(146,626)	(20,967)	(43.1)

Notes:

(1)	Corporate learning solution revenue includes subscription based revenue and non-subscription based revenue.
(2)	For details, see “—Non-GAAP Financial Measures.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our revenues increased by 2.7% from RMB331.2 million in 2024 to RMB340.2 million (US$48.7 million) in 2025, primarily driven by our business expansion strategy to focus on large enterprises with strong and steady demand for corporate learning solutions and the launch of AI-related products, leading to the increase of revenues. On the pro forma basis as if the deconsolidation of CEIBS PG occurred as of the beginning of 2023, our pro forma revenues increased by 3.8% from RMB327.9 million in 2024 to RMB340.2 million (US$48.7 million) in 2025. For details, see “—Deconsolidation of CEIBS PG.”

Corporate learning solution. Our revenues derived from corporate learning solution increased by 3.7% from RMB325.6 million in 2024 to RMB337.7 million in 2025 (US$48.3 million).

●	Subscription based corporate learning solution. Revenues from subscription based solution increased by 5.2% from RMB301.8 million in 2024 to RMB317.4 million (US$45.4 million) in 2025. The change was primarily due to our business expansion strategy to focus on large enterprises with strong and steady demand for corporate learning solutions and the launch of AI-related products, leading to the increase of revenues.
●	Non-subscription based corporate learning solution. Revenues from non-subscription based solution decreased by 14.6% from RMB23.8 million in 2024 to RMB20.3 million (US$2.9 million) in 2025, primarily due to reduced offline solutions reflecting the strategic emphasis on subscription-based, digitized corporate learning solutions.

Others. Revenues from other complementary services decreased by 55.1% from RMB5.6 million in 2024 to RMB2.5 million (US$0.4 million) in 2025, aligning with our new strategic focus.

Cost of Revenues

Our cost of revenues decreased by 14.9% from RMB126.5 million in 2024 to RMB107.7 million (US$15.4 million) in 2025, attributable to (i) raise in productivity in the operation leveraging AI tools; (ii) decreased staff expenses and third-party infrastructure costs through operational optimization; and (iii) lower instructor compensation costs due to decrease in offline solutions, aligning with our strategic emphasis on subscription-based, digitized and AI-powered corporate learning solutions.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased by 13.6% from RMB204.7 million in 2024 to RMB232.5 million (US$33.3 million) in 2025. Our gross margin increased from 61.8% in 2024 to 68.3% in 2025. The increase in gross margin was mainly due to our continual focus on large enterprise subscription customers, higher-marginal-contribution solutions and ongoing cost optimization efforts.

Operating Expenses

Our operating expenses decreased by 5.1% from RMB398.7 million in 2024 to RMB378.2 million (US$54.1 million) in 2025.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 0.5% from RMB144.2 million in 2024 to RMB144.9 million (US$20.7 million) in 2025, which was mainly attributable to (i) the increase of marketing expenses for the promotion activities, especially for the AI-related products; and partially offset by (ii) decreases in compensation paid to sales and marketing staff due to the efforts in better relocating its human resources, which was also resulted from the raise in productivity in acquiring, converting and retaining customers and realizing revenues aided by AI tools and the branding campaign.

Research and Development Expenses

Our research and development expenses decreased by 4.0% from RMB116.1 million in 2024 to RMB111.4 million (US$15.9 million) in 2025, primarily due to (i) increased R&D return on investment due to new discipline and approach to product-market-fit; and (ii) decreases in compensation paid to research and development staff due to the efforts in better relocating its human resources.

General and Administrative Expenses

Our general and administrative expenses decreased by 11.9% from RMB138.4 million in 2024 to RMB122.0 million (US$17.4 million) in 2025, which was largely attributable to (i) the decrease in compensation paid to general and administrative staff due to the efforts in better relocating its human resources; and (ii) the decrease of general office and administrative expenses for the ongoing expense optimization efforts.

Operating Loss

Our operating loss decreased by 24.6% from RMB187.1 million in 2024 to RMB141.0 million (US$20.2 million) in 2025.

Change in Fair Value of Derivative Liabilities

We recorded nil of fair value of derivative liabilities in 2025, as compared to gain in fair value of derivative liabilities of RMB34.4 million in 2024.

Net Loss

We had net loss of RMB158.9 million (US$22.7 million) in 2025, as compared to RMB92.1 million in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Discussion of Results of Operations—Year Ended December 31, 2024 Compared with Year Ended December 31, 2023” beginning on page 85 of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025 (File No. 001-42209).

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

The following unaudited pro forma financial information is for illustrative purposes only, which reflects the effect of the deconsolidation of CEIBS PG as if the deconsolidation occurred as of the beginning of 2023.

For the Year Ended December 31,
	2023				2024				2025
	YXT.COM				YXT.COM				YXT.COM
	GROUP				GROUP				GROUP
	HOLDING				HOLDING				HOLDING
	LIMITED	Deconsolidated	Transaction		LIMITED	Deconsolidated	Transaction		LIMITED		Deconsolidated		Transaction
	Consolidated	CEIBS PG	Accounting	Pro Forma	Consolidated	CEIBS PG	Accounting	Pro Forma	Consolidated		CEIBS PG		Accounting		Pro Forma
	Historical	Historical	Adjustments	deconsolidation	Historical	Historical	Adjustments	deconsolidation	Historical		Historical		Adjustments		deconsolidation
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$	RMB	US$	RMB	US$
(unaudited)
(in thousands)
Pro forma revenue(1)	424,016	(101,216)	1,839	324,639	331,190	(3,277)	—	327,913	340,221	48,651	—	—	—	—	340,221	48,651
Pro forma loss before income tax benefits and share of results of an equity method investee(1) (2)	(239,709)	49,498	—	(190,211)	(92,053)	749	(78,760)	(170,064)	(158,384)	(22,647)	—	—	—	—	(158,384)	(22,647)

Notes:

(1)	The pro forma financial information for all periods presented above has been calculated after adjusting the results of CEIBS PG to reflect the deconsolidation, including pro forma adjustment related to elimination of inter-company transactions.
(2)	The actual gain from the deconsolidation of CEIBS PG in the amount of RMB78.8 million was recorded on January 15, 2024. See Note 4 to our audited consolidated financial statements. For the purpose of preparation for the unaudited pro forma financial information, the actual gain of RMB78.8 million recorded on January 15, 2024 was excluded from the pro forma financial information for the year ended December 31, 2024.

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

The following tables reconcile our adjusted net loss and adjusted net loss margin for the periods indicated, to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which are net loss and net loss margin:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands, except for percentages)
Net loss	(229,838)	(92,053)	(158,932)	(22,725)
Adjustments:
Amortization of incremental intangible assets resulting from business combination	16,340	—	—	—
Impairment of intangible assets	21,660	—	—	—
Gain on deconsolidation of CEIBS PG	—	(78,760)	—	—
Share-based compensation	26,123	5,879	12,306	1,760
Change in fair value of derivative liabilities	(102,419)	(34,378)	—	—
Adjusted loss before income taxes	(268,134)	(199,312)	(146,626)	(20,965)
Adjusted income taxes	(9,500)	—	—	—
Adjusted net loss	(277,634)	(199,312)	(146,626)	(20,965)
Net loss margin	(54.2)%	(27.8)%	(46.7)%	(46.7)%
Adjusted net loss margin	(65.5)%	(60.2)%	(43.1)%	(43.1)%

Adjusted EBITDA

We define adjusted EBITDA as net loss excluding interest and investment income, interest expenses, income tax benefit, depreciation and amortization, impairment of intangible assets, gain on deconsolidation of CEIBS PG, share-based compensation, and changes in fair value of derivative liabilities. Adjusted EBITDA margin represents adjusted EBITDA as a percentage of total revenues.

The following tables reconcile our adjusted EBITDA and adjusted EBITDA margin for the periods indicated, to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which are net loss and net loss margin:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands, except for percentages)
Net loss	(229,838)	(92,053)	(158,932)	(22,725)
Adjustments:
Interest and investment income	(2,071)	(6,494)	(3,555)	(508)
Interest expenses	4,650	10,699	6,571	940
Income tax benefit	(9,871)	—	—	—
Depreciation and amortization	31,353	13,311	10,733	1,535
Impairment of intangible assets	21,660	—	—	—
Gain on deconsolidation of CEIBS PG	—	(78,760)	—	—
Share-based compensation	26,123	5,879	12,306	1,760
Change in fair value of derivative liabilities	(102,419)	(34,378)	—	—
Adjusted EBITDA	(260,413)	(181,796)	(132,877)	(18,998)
Net loss margin	(54.2)%	(27.8)%	(46.7)%	(46.7)%
Adjusted EBITDA margin	(61.4)%	(54.9)%	(39.1)%	(39.1)%

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

PRC

Our subsidiaries and consolidated VIEs in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. In 2023, 2024 and 2025, preferential tax treatment was available to certain of our PRC subsidiaries. The VIE, Radnova Intelligence Technology Co., Ltd. (formerly known as Jiangsu Radnova Intelligence Technology Co., Ltd. and Jiangsu Yunxuetang Network Technology Co., Ltd.), was recognized as a “High-tech Enterprise” in November 2021 and renewed its HNTE certificate in December 2024, which allowed it to apply an income tax rate of 15% during the following three years. Yunxuetang Information Technology (Jiangsu) Co., Ltd., was recognized as a “High-tech Enterprise” in December 2025, which allowed it to apply an income tax rate of 15% during the following three years. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the year ended December 31, 2025, there are qualified small and low-profit enterprises in PRC, and thus they were eligible for the above preferential tax rate for small and low-profit enterprises.

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

Singapore

The applicable tax rate is 17% in Singapore, with 75% of the first approximately SGD 10,000 taxable income and 50% of the next approximately SGD 190,000 taxable income are exempted from income tax.

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

Cash Flows and Working Capital

Our principal sources of liquidity have been proceeds from operating activities, borrowings from banks as well as proceeds from the issuance and sale of our ordinary shares. As of December 31, 2025, we had RMB115.0 million (US$16.4 million) in cash and cash equivalents. Our cash and cash equivalents mainly consist of bank deposits and are primarily denominated in Renminbi, US dollars and SG dollars. Our cash and cash equivalents denominated in Renminbi amounted to RMB67.5 million (US$9.6 million) as of December 31, 2025, among which RMB66.3 million (US$9.5 million) was held by the VIE and its subsidiaries. Meanwhile, our cash and cash equivalents denominated in US dollars amounted to RMB47.1 million (US$6.7 million) as of December 31, 2025, among which RMB55 thousand (US$8 thousand) was held by VIE. Our cash and cash equivalents denominated in SG dollars amounted to RMB0.4 million (US$54 thousand) as of December 31, 2025. As of December 31, 2025, 100% of our cash and cash equivalents denominated in Renminbi are located in the PRC, while our cash and cash equivalents denominated in US dollars and SG dollars located in the PRC and held outside of the PRC amounted to RMB46.6 million (US$6.7 million) and RMB0.6 million (US$81 thousand), respectively. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months from the date these consolidated financial statements are available to be issued.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(257,029)	(211,734)	(145,866)	(20,856)
Net cash (used in)/generated from investing activities	(97,533)	142,166	(20,888)	(2,987)
Net cash generated from/(used in) financing activities	241,904	173,729	(130,683)	(18,689)
Effect of exchange rate changes	1,140	(6,408)	(5,807)	(832)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(111,518)	97,753	(303,244)	(43,364)
Cash and cash equivalents and restricted cash at beginning of the year	432,007	320,489	418,242	59,808
Cash, cash equivalents and restricted cash at the end of the year	320,489	418,242	114,998	16,444
Cash, cash equivalents and restricted cash at the end of the year	320,489	418,242	114,998	16,444
Less: restricted cash	—	322	—	—
Cash and cash equivalents at the end of the year	320,489	417,920	114,998	16,444

Operating Activities

Net cash used in operating activities was RMB145.9 million (US$20.9 million) in the year ended December 31, 2025. The difference between our net loss of RMB158.9 million (US$22.7 million) and the net cash used in operating activities was mainly attributable to (i) a decrease of deferred revenue of RMB36.8 million (US$5.3 million), partially offset by (i) impairment of available-for-sale debt securities of RMB14.8 million (US$2.1 million), (ii) share-based compensations of RMB12.3 million (US$1.8 million), and (iii) a decrease of prepaid expenses and other assets of RMB10.7 million (US$1.5 million).

Net cash used in operating activities was RMB211.7 million in the year ended December 31, 2024. The difference between our net loss of RMB92.1 million and the net cash used in operating activities was mainly attributable to (i) a gain on deconsolidation of CEIBS PG of RMB78.8 million, (ii) a gain in fair value of derivative liabilities of RMB34.4 million, (iii) an increase in prepaid expenses and other assets of RMB40.3 million, partially offset by (iv) impairment of available-for-sale debt securities of RMB14.5 million.

Net cash used in operating activities was RMB257.0 million in the year ended December 31, 2023. The difference between our net loss of RMB229.8 million and the net cash used in operating activities was mainly attributable to (i) a gain in fair value change of derivatives liabilities of RMB102.4 million as a result of the decreased valuation of our Company, and (ii) a decrease in other payable and accrued liabilities of RMB45.7 million due to our efforts in optimizing our human resources and effectively managing costs and expenses, partially offset by (i) share-based compensation of RMB26.1 million, (ii) amortization of intangible assets of RMB22.0 million, (iii) impairment of intangible assets of RMB21.7 million, (iv) an increase in deferred revenue of RMB19.1 million, and (v) a decrease in prepaid expenses and other assets of RMB15.3 million due to the completion of our office renovation.

Investing Activities

Net cash used in investing activities was RMB20.9 million (US$3.0 million) in the year ended December 31, 2025, which was primarily due to (i) cash paid for short-term investments of RMB111.4 million (US$15.9 million), partially offset by (i) cash received from maturity of short-term investments of RMB93.7 million (US$13.4 million).

Net cash generated from investing activities was RMB142.2 million in the year ended December 31, 2024, which was primarily due to (i) cash received from maturity of short-term investments of RMB115.1 million, and (ii) cash received from maturity of long- term bank deposit of RMB117.7 million, partially offset by (i) cash paid for short-term investments of RMB56.3 million, and (ii) net cash decrease of RMB 30.8 million due to deconsolidation of CEIBS PG.

Net cash used in investing activities was RMB97.5 million in the year ended December 31, 2023, which was primarily due to (i) cash paid for long-term investments of RMB117.6 million, and (ii) cash paid for short-term investments of RMB96.5 million, partially offset by cash received from maturity of short-term investments of RMB141.7 million.

Financing Activities

Net cash used in financing activities was RMB130.7 million (US$18.7 million) in the year ended December 31, 2025, which was primarily due to (i) repayment of short-term borrowings of RMB170.0 million (US$24.3 million), (ii) repayment of long-term borrowings of RMB138.5 million (US$19.8 million), and (iii) repayment of discounted bank acceptance notes of RMB78.6 million (US$11.2 million), partially offset by (i) proceeds from short-term borrowings of RMB157.5 million (US$22.5 million), (ii) proceeds from discounted bank acceptance notes of RMB94.1 million (US$13.4 million), and (iii) proceeds from long-term borrowings of RMB10.0 million (US$1.4 million).

Net cash generated from financing activities was RMB173.7 million in the year ended December 31, 2024, which was primarily due to (i) proceeds from short-term borrowings of RMB110.0 million, (ii) proceeds from long-term borrowings of RMB138.0 million, and (iii) proceeds from issuance of Class A ordinary shares upon the completion of IPO of RMB178.1 million, partially offset by (i) repayment of short-term borrowings of RMB39.8 million, and (ii) repayment of long-term borrowings of RMB185.5 million and (iii) payment of initial public offering costs of RMB27.0 million.

Net cash generated from financing activities was RMB241.9 million in the year ended December 31, 2023, which was primarily due to proceeds from borrowings of RMB269.8 million, partially offset by payments of borrowings of RMB24.0 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 primarily include our operating lease commitments, short-term and long-term borrowings, and working capital requirements.

Our operating lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. The majority of our operating lease commitments are related to our office lease agreements in China.

Our short-term and long-term borrowings represent future maximum commitment relating to the principal amount and interests in connection with our borrowings. The weighted average interest rates for the outstanding borrowings were approximately 3.88%, 3.68% and 3.14% as of December 31, 2023, 2024 and 2025, respectively. For details, see Note 11 to our Consolidated Financial Statements.

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

	(in RMB thousands)
Operating lease commitment(1)	25,354	10,631	8,087	6,636	—
Short-term borrowings(2)	99,514	99,514	—	—	—
Long-term borrowings(2)	50,821	42,689	8,132	—	—

Notes:

(1)	Represents obligations under lease agreements for our office premises.
(2)	Includes interest payment obligations thereof.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with the purchase of third-party content and computer equipment. Our capital expenditures were RMB5.6 million, RMB1.7 million and RMB2.2 million (US$0.3 million) during the years ended December 31, 2023, 2024 and 2025, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

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

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.	Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations because of changes in our estimates. Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. For the year ended December 31, 2025, we identified no critical accounting estimates in the preparation of our financial statements.

Recent Accounting Pronouncements

For a detailed discussion on recent accounting pronouncements, see Note 2 to our Consolidated Financial Statements.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xiaoyan Lu	56	Director, Founder, Chairman of the Board, Chief Executive Officer
Jie Ding	57	Director, Co-founder
Guodian Huang	53	Independent Director
Yunjian Ling	55	Independent Director
Shen Cao	44	Chief Financial Officer

Xiaoyan Lu founded Yunxuetang in 2011 and currently serves as our chief executive officer and chairman of the Board. Mr. Lu has served as an independent director of Songjing New Material Group Co. Ltd. (Stock Code: 688157) since May 20, 2025. Mr. Lu is a successful serial entrepreneur. Prior to founding Yunxuetang, Mr. Lu worked as a manager at Suzhou Materials and Equipments Trading Group from 1995 to 1998. In 1998, Mr. Lu founded two software companies. Mr. Lu holds an EMBA from China Europe International Business School (CEIBS).

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

Shen Cao has served as our vice president of investment relations since May 2025 and as our chief financial officer since July 2025. Prior to joining YXT.com, Mr. Cao served as the deputy chairman of the board in Topsperity Securities Asset Management Co., Ltd. from June 2023 to April 2025. Mr. Cao obtained a bachelor’s and master’s degree in civil engineering from Tsinghua University in 2003 and 2006, respectively.

6.B.	Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we paid an aggregate of RMB7.5 million (US$1.1 million) in cash to our executive officers, and we paid an aggregate of RMB0.4 million (US$60 thousand) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

2021 Share Plan

We adopted the 2021 Share Incentive Plan, or the 2021 Share Plan, in September 2021. The purposes of the 2021 Share Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors, and consultants and to promote the success of our business by offering these individuals or entities an opportunity to acquire a proprietary interest in our success, or to increase this interest by permitting them to acquire our shares. Under the 2021 Share Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2021 Share Plan is 11,258,693. As of the date of this annual report, 11,154,698 shares have been granted pursuant to the 2021 Share Plan.

As of the date of this annual report, no share awards was granted to our directors and executive officers under the 2021 Share Plan. As of the date of this annual report, other grantees under the 2021 Share Plan as a group held 11,029,658 ordinary shares underlying the share awards granted, and 11,154,698 shares have been granted under the 2021 Share Plan.

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

6.C.	Board Practices

Board of Directors

Our board of directors consists of four directors, including two independent directors, namely Mr. Guodian Huang and Mr. Yunjian Ling. A director is not required to hold any shares in our company to qualify to serve as a director. The corporate governance rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the corporate governance rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

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

Audit Committee. Our audit committee consists of Guodian Huang and Yunjian Ling, and is chaired by Guodian Huang. We have determined that Guodian Huang and Yunjian Ling satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Guodian Huang qualifies as an “audit committee financial expert.” Mr. Xiaoyan Lu, our director, founder and chairman of the board, holds more than 10% of our voting power. As such, Mr. Xiaoyan Lu does not fall under the safe harbor provision of Rule 10A-3 under the Securities Exchange Act of 1934. Our audit committee will consist solely of independent directors within one year of the initial public offering. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	the appointment, compensation, retention, termination, and oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for our company (subject, if applicable, to shareholder ratification);
●	pre-approving the audit services and non-audit services (including the fees and terms thereof) to be provided by our company’s independent auditor pursuant to pre-approval policies and procedures established by the committee;

●	discussing with the independent auditor its responsibilities under generally accepted auditing standards, reviewing and approving the planned scope and timing of the independent auditor’s annual audit plan(s) and discussing significant findings from the audit and any problems or difficulties encountered, including any restrictions on the scope of the auditor’s activities or on access to requested information, and any significant disagreements with management;
●	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions with respect to the independent auditor to the full board on at least an annual basis;
●	establishing policies for our company’s hiring of current or former employees of the independent auditor;
●	at least annually, evaluating the performance, responsibilities, budget and staffing of our company’s internal audit function and reviewing and approving the internal audit plan;
●	at least annually, evaluating the performance of the senior officer or officers responsible for the internal audit function of our company, and making recommendations to the board and management regarding the responsibilities, retention or termination of such officer or officers;
●	establishing procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of our company of concerns regarding questionable accounting or auditing matters;
●	at least annually, evaluating its own performance and report to the board on such evaluation;
●	reviewing and assessing the adequacy of the charter of the committee on an annual basis and recommending any proposed changes to the board; and
●	reviewing and approving all related-party transactions (as defined in Item 7 of Form 20-F), including, but not limited to, transactions between our company, on the one hand, and enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company, on the other hand.

Compensation Committee. Our compensation committee consists of Xiaoyan Lu and Guodian Huang and is chaired by Xiaoyan Lu. We have determined that Guodian Huang satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving the compensation of the chief executive officer and each of our company’s other executive officers;
●	in consultation with our company’s chief executive officer, periodically reviewing our company’s management succession planning, including policies for chief executive officer selection and succession in the event of the incapacitation, retirement or removal of the chief executive officer, and evaluations of, and development plans for, any potential successors to the chief executive officer;
●	reviewing and evaluating our company’s executive compensation and benefits policies generally (subject, if applicable, to shareholder approval), including the review and recommendation of any incentive-compensation and equity-based plans of our company that are subject to board approval;
●	reporting to the board periodically;
●	at least annually, evaluating its own performance and reporting to the board on such evaluation;
●	reviewing and assessing the adequacy of the charter of the committee on an annual basis and periodically recommending any proposed changes to the board for approval; and

●	reviewing and assessing risks arising from our company’s employee compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on our company.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Yunjian Ling and Xiaoyan Lu, and is chaired by Yunjian Ling. We have determined that Yunjian Ling satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	overseeing searches for and identifying qualified individuals for membership on the board;
●	recommending to the board criteria for board and board committee membership and recommending individuals for membership on the board and its committees;
●	at least annually, leading the board in a self-evaluation to determine whether it and its committees are functioning effectively;
●	at least annually, reviewing the evaluations prepared by each board committee of such committee’s performance and considering any recommendations for proposed changes to the board;
●	reviewing and approving compensation (including equity-based compensation) for our company’s directors;
●	overseeing an orientation and continuing education program for directors;
●	reporting to the board periodically;
●	at least annually, evaluating its own performance and reporting to the board on such evaluation; and
●	periodically reviewing and assessing the adequacy of the charter of the committee and recommending any proposed changes to the board for approval.

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

We had a total of 583 employees as of December 31, 2025, which were located in China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

Function	Number of Employees
Research and development	256
Sales and marketing	190
Administration and operation	137
Total	583

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

6.E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2026 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our Class A ordinary shares.

The calculations in the table below are based on 178,807,981 shares outstanding as of March 31, 2026, including (i) 161,876,157 Class A ordinary shares (excluding the 7,950,867 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future share issuances upon the exercise or vesting of equity awards under our 2021 Share Plan and treasury shares of 1,769,610 Class A ordinary shares) and (ii) 16,931,824 Class B ordinary shares.

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

			Class B Ordinary	% of Total
	Class A Ordinary Shares		Shares	Number of Ordinary
	Beneficially Owned		Beneficially Owned	Shares	Voting Power *
		% of Total
		Number of
		Class A Ordinary
	Number	Shares	Number	%	%
Directors and Executive Officers:†
Xiaoyan Lu(1)	—	—	16,931,824	9.5	67.7
Jie Ding(2)	2,588,813	1.6	—	1.4	0.5
Guodian Huang††	—	—	—	—	—
Yunjian Ling††	—	—	—	—	—
Shen Cao	—	—	—	—	—
All directors and executive officers as a group	2,588,813	1.6	16,931,824	10.9	68.2
Principal Shareholders:
Jump Shot Holdings Limited(3)	31,753,231	19.4	—	17.8	6.3
Unicentury Holdings Limited (1)	—	—	16,931,824	9.5	67.7
YF Elite Alliance Limited(4)	23,786,590	14.6	—	13.3	4.8
Image Frame Investment (HK) Limited(5)	29,848,631	18.3	—	16.7	6.0
SIG China Investments Master Fund IV, LLLP(6)	11,247,235	6.9	—	6.3	2.2
MPC VI HK Limited (7)	11,887,928	7.3	—	6.6	2.4
HSG Growth VI Holdco E, Ltd. (8)	8,181,818	5.0	—	4.6	1.6

Notes:

*

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

†	The address of our directors and executive officers is Room 501-502, No. 78 East Jinshan Road Huqiu District, Suzhou Jiangsu, 215011, People’s Republic of China.
(1)	Represents 16,931,824 Class B ordinary shares held of record by Unicentury Holdings Limited, a British Virgin Islands company wholly owned by Xiaoyan Lu. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. The registered address of Unicentury Holdings Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(2)	Represents 2,588,813 Class A ordinary shares held of record by Dingding Holdings Limited, a British Virgin Islands company wholly owned by Jie Ding. The registered address of Dingding Holdings Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(3)	Represents 31,753,231 Class A ordinary shares held of record by Jump Shot Holdings Limited, a company incorporated in the Cayman Islands. The registered address of Jump Shot Holdings Limited is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Jump Shot Holdings Limited is wholly owned by Centurium Capital Partners 2018, L.P. The general partner of Centurium Capital Partners 2018, L.P. is Centurium Capital Partners 2018 GP Ltd. The ultimate beneficially owner of Centurium Capital Partners 2018 GP Ltd. is Hui Li.

(4)	Represents 23,786,590 Class A ordinary shares held of record by YF Elite Alliance Limited, a company incorporated in the British Virgin Islands. The registered address of YF Elite Alliance Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. YF Elite Alliance Limited is ultimately controlled by Feng Yu.
(5)	Represents 29,848,631 Class A ordinary shares represented by ADSs. Image Frame Investment (HK) Limited was incorporated in Hong Kong. The registered address of Image Frame Investment (HK) Limited is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The sole member of Image Frame Investment (HK) Limited is Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange.
(6)	Represents 11,247,235 Class A ordinary shares held of record by SIG China Investments Master Fund IV, LLLP, a Delaware limited liability limited partnership. SIG Asia Investment, LLLP, a Delaware limited liability limited partnership, is the investment manager for SIG China Investments Master Fund IV, LLLP pursuant to an investment management agreement and, as such, has discretionary authority to vote and dispose of the shares held by SIG China Investments Master Fund IV, LLLP. In addition, Heights Capital Management, Inc., a Delaware corporation, is the investment manager for SIG Asia Investment, LLLP pursuant to an investment management agreement and, as such, also has discretionary authority to vote and dispose of the shares held by SIG China Investments Master Fund IV, LLLP. The business address of SIG China Investments Master Fund IV, LLLP is 251 Little Falls Drive, Wilmington, Delaware, USA.
(7)	Represents 11,887,928 Class A ordinary shares held of record by MPC VI HK Limited (formerly known as Matrix Partners China VI Hong Kong Limited), a company incorporated in Hong Kong. The registered address of MPC VI HK Limited is 2701, 27th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong. MPC VI HK Limited is ultimately controlled by David Su Tuong Sing.
(8)	Represents 8,181,818 Class A ordinary shares held of record by HSG Growth VI Holdco E, Ltd. The sole shareholder of HSG Growth VI Holdco E is HongShan Capital Growth Fund VI, L.P. HSG Growth VI Management, L.P. is the general partner of HongShan Capital Growth Fund VI, L.P. HSG Holding Limited is the general partner of HSG Growth VI Management, L.P. SNP China Enterprises Limited wholly owns HSG Holding Limited. Neil Nanpeng Shen wholly owns SNP China Enterprises Limited. Each of HSG Growth VI Holdco E, Ltd., HongShan Capital Growth Fund VI, L.P., HSG Growth VI Management, L.P. and HSG Holding Limited was incorporated in the Cayman Islands. SNP China Enterprises Limited was incorporated in the British Virgin Islands. Neil Nanpeng Shen is a citizen of Hong Kong.

As of March 31, 2026, a total of 11,247,235 Class A ordinary shares are held by a record holder in the United States, representing 6.3% of the outstanding ordinary shares (excluding the 7,950,867 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future share issuances upon the exercise or vesting of equity awards under our 2021 Share Plan and treasury shares of 1,769,610 Class A ordinary shares). None of the rest of our ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B.	Related Party Transactions

Contractual Arrangements and Corporate Structure

See “Item 3. Key Information—Contractual Arrangements and Corporate Structure” for a description of the contractual arrangements by and among our PRC subsidiaries, the VIEs and the shareholders of the VIEs.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees Management—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

Transactions with Suzhou Yunzheng Technology Co., Ltd.(“Suzhou Yunzheng”)

During the years ended December 31, 2023, 2024 and 2025, we incurred cost of revenues of RMB0.4 million, RMB0.8 million and RMB60 thousand (US$9 thousand), respectively, from Suzhou Yunzheng, an entity controlled by Mr. Xiaoyan Lu, for purchases of services.

During the years ended December 31, 2023, 2024 and 2025, we generate sales of service of RMB60 thousand, RMB40 thousand and nil, respectively, from Suzhou Yunzheng.

Transactions with Shanghai China Europe International Culture Communication Co., Ltd. (“Shanghai China Europe”)

During the years ended December 31, 2024 and 2025, we incurred cost of revenues of RMB3.6 million and RMB0.6 million (US$0.1 million), respectively, from Shanghai China Europe, an entity significantly influenced by the Group, for purchases of services.

During the years ended December 31, 2024 and 2025, we generate sales of service of RMB0.2 million and RMB0.3 million (US$40 thousand), respectively, from Shanghai China Europe.

Transactions with Shanghai Fenghe Culture Communication Co., Ltd. (“Shanghai Fenghe”)

In May 2024, the Group made a loan of RMB2.0 million to Shanghai Fenghe, with an interest rate at Loan Prime Rate issued by China’s central bank and a maturity date of May 31, 2025. The Group had collected the repayment from Shanghai Fenghe during the year ended December 31, 2025.

During the year ended December 31, 2025, we incurred cost of revenues of RMB0.5 million (US$0.1 million) from Shanghai Fenghe.

Transactions with Directors and Executive Officers

During the year ended December 31, 2024, the Group paid advances of RMB3.3 million and RMB 1.9 million to Mr. Yazhou Wu, the former Chief Operating Officer and former Chief Technology Officer of the Company, and Mr. Xiaoyan Lu, respectively, for the Group’s operation purposes, and the Group collected RMB3.3 million and RMB1.5 million, which representing the unused advances to the executives, respectively. As of December 31, 2024, there are no balance with the executives for the advance of the Group’s operation.

During the year ended December 31, 2025, the Group paid advances of RMB3.5 million (US$0.5 million) and RMB1.3 million (US$0.2 million) to Mr. Yazhou Wu and Mr. Xiaoyan Lu, respectively, for the Group’s operation purposes, and the Group collected nil and RMB0.9 million (US$0.1 million), which representing the unused advances to the executives, respectively. As of December 31, 2025, the group has due from Mr. Yazhou Wu of RMB3.5 million (US$0.5 million), which has been fully collected as of the date of this annual report.

The Group did not has any outstanding balances from related parties as of December 31, 2023. The Group has a balance due from Shanghai Fenghe of RMB2.0 million and a balance due to Shanghai China Europe of RMB2.5 million as of December 31, 2024. The Group has a balance due from Mr. Yazhou Wu of RMB3.5 million (US$0.5 million) and a balance due to Shanghai China Europe of RMB2.0 million (US$0.3 million) as of December 31, 2025.

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

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

In November 2024, the arbitration tribunal issued a final award on costs, declaring three Chengwei investment funds managed by Chengwei Capital HK Limited, the additional counterclaim respondents, and Digital B-School are liable to indemnify CEIBS of the amount up to RMB 17.8 million. We accrued the litigation costs in other payable and accrued liabilities as of December 31, 2024 and 2025.

In January 2025, the High Court of Hong Kong dismissed the application to set aside the partial final award and issued an order that Digital B-School and four other parties are jointly and severally liable to pay to CEIBS costs of two previous proceedings on an indemnity basis. In June 2025, the total amount of costs claimed by CEIBS in relation to the order is RMB 3.9 million. We accrued the litigation costs in other payable and accrued liabilities s of December 31, 2025.

In March 2025, CEIBS filed a petition with the High Court of Hong Kong, seeking to restore the Winding-up Proceeding. In the same month, the High Court of Hong Kong ordered to enforce the final award on costs In August 2025, the Company filed its evidence in opposition to the winding-up petition. While in November 2025, the High Court of Hong Kong made a winding-up order against CEIBS PG, and a cost order that Digital B shall bear the costs of and occasioned by CEIBS, the amount of which is not reasonably estimable as of the issuance date of the consolidated financial statements.

We have consolidated CEIBS PG in our financial statements since the Share Transfer as we were able to effectively control CEIBS PG, on the basis that (i) we acquired an indirect interest in 60% shareholding in CEIBS PG, and (ii) we indirectly had a simple majority vote with the directors appointed by us representing a 3/5 majority of the board of CEIBS PG. As a result of the above-mentioned proceedings, CEIBS PG has been deconsolidated from our consolidated financial statements from January 15, 2024. In 2023, revenues contributed by CEIBS PG amounted to RMB99.4 million. As we have deconsolidated CEIBS PG from our consolidated financial statements starting from January 15, 2024, such deconsolidation will have a material and adverse effect on our results of operations reflected on our consolidated financial statements.

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

ITEM 9.THE OFFER AND LISTING

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

ITEM 10.ADDITIONAL INFORMATION

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as an exempted limited duration company; and
●	may register as a segregated portfolio company.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;
●	the shares are free from any lien in favor of our company; and
●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our eighth amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member, confirm the number and category of shares held by each member, and confirm whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that, in the case of creditors or a class of creditors, the arrangement is approved by a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of creditors that are present and voting either in person or by proxy at a meeting, or meetings, convened for the purpose. In the case of shareholders or a class of shareholders, the arrangement must be approved by three-fourths in value of the shareholders or class of shareholders, as the case may be, present and voting either in person or by proxy at the meeting. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

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

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to you of the ownership and disposition of ADSs or Class A ordinary shares. This discussion applies only to you only if you are a U.S. Holder (as described below) that holds the ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, including any minimum tax consequences, the Medicare contribution tax on net investment income and tax consequences applicable to you if you are subject to special rules, such as if you are:

●	a financial institution;
●	an insurance company;
●	a regulated investment company;
●	a dealer or electing trader in securities that uses a mark-to-market method of tax accounting;

●	a person that holds ADSs or Class A ordinary shares as part of a straddle, integrated or similar transaction;
●	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	an entity classified as a partnership for U.S. federal income tax purposes or a partner or member thereof;
●	a tax-exempt entity, “individual retirement account” or “Roth IRA”;
●	a person that owns or is deemed to own ADSs or Class A ordinary shares representing 10% or more of our stock by vote or value;
●	a person who acquired ADSs or Class A ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
●	a person that holds ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

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

For purposes of this discussion you are a “U.S. Holder” if you are, for U.S. federal income tax purposes, a beneficial owner of the ADSs or Class A ordinary shares and:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Based on the composition of our income and assets, including goodwill and other intangibles, we believe we were not a PFIC for our taxable year ended December 31, 2025. However, because of the substantial decline in our market capitalization since our initial public offering (which generally declined further in 2025), there is a significant risk that we will be a PFIC for 2026 and possibly future taxable years. We hold a substantial amount of cash and while this continues to be the case, our PFIC status for any taxable year will depend, in large part, on the average value of our goodwill and other intangibles. We have not obtained, and do not intend to obtain, valuations of our assets. However, the value of our goodwill and other intangibles may be determined, in large part, by reference to our market capitalization, which as discussed above has been in decline and may continue to fluctuate. As a result, the average value of our goodwill, intangibles and other active assets may not be sufficiently large in relation to the average value of our passive assets for our current or future taxable years. Specifically, there is a significant risk that we will be a PFIC for our taxable year ending December 31, 2026 if (i) the value of our goodwill and other intangibles is determined by reference to our market capitalization, (ii) the amount of cash and other passive assets we hold for the remainder of our taxable year remains substantial and (iii) our average market capitalization for the remainder of the year fluctuates or does not increase substantially. Because our annual PFIC status is a factual determination, it can be made only after the end of the relevant taxable year. In addition, the application of the PFIC rules to a company like us is subject to certain uncertainties. Moreover, it is not entirely clear how the contractual arrangements among us and the VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIE is are not treated as owned by us for these purposes. Accordingly, there can be no assurance that we will not be a PFIC for the current or any other taxable year.

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

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange” (each as defined in applicable U.S. Treasury regulations), you may be able to make a mark-to-market election with respect to the ADSs that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange (such as the Nasdaq) on at least 15 days during each calendar quarter. If you are a U.S. Holder of ADSs and make the mark-to-market election, for any taxable year in which we are a PFIC you generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of the taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year to the extent of the net amount of income previously included as a result of the mark-to-market election. If you make the election, your tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If you make a mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” below (but subject to the discussion in the following paragraph). Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the consent of the U.S. Internal Revenue Service (the “IRS”), or the ADSs cease to be regularly traded on a qualified exchange. There is no provision of law or official guidance that permits you to make a mark-to-market election with respect to any Lower-tier PFIC. As a result, if you make a mark-to-market election with respect to the ADSs, you could nevertheless be subject to the PFIC rules described in the preceding paragraph with respect to your indirect interest in any Lower-tier PFIC. You should consult your tax adviser regarding the availability and advisability of making a mark-to-market election in your particular circumstances if we are a PFIC for any taxable year.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon your circumstances, and the discussion below regarding the impact of certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding any rate applicable under the Treaty, if you are eligible for Treaty benefits) generally will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, under Treasury regulations, in absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable, the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. The IRS released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). You should consult your tax adviser regarding the creditability of foreign taxes in your particular circumstances. In lieu of claiming a credit, you may be able to elect to deduct any PRC taxes withheld in computing your taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all otherwise creditable foreign taxes paid or accrued in the relevant taxable year.

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

Foreign Financial Asset Reporting

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

We previously filed with the SEC a registration statement on Form F-1 (File Number 333-280772), as amended, to register our Class A ordinary shares in relation to our initial public offering. We also filed with the SEC a related registration statement on F-6 (Registration No. 333-280774) to register the ADSs. We also filed with the SEC a related registration statement on F-3 (Registration No. 333-292185) to register our Class A ordinary shares, preferred shares, warrants, subscription rights and units.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of Credit Risk

Financial instruments that potentially subject us to the concentration of credit risks consist of cash and cash equivalents, restricted cash and short-term investments. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. As of December 31, 2023, 2024 and 2025, all of our cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the PRC, Hong Kong and Singapore, which we consider to be of high credit quality based on their credit ratings.

We have not experienced any significant recoverability issue with respect to our accounts receivable, other receivables included in prepaid expense and other current and non-current assets and amounts due from a related party. We assess the creditworthiness of each customer when providing services and may require the customers to make advance payments or a deposit before the services are rendered. With respect to advances to service suppliers, rental deposits and amounts due from a related party, the Group performs on-going credit evaluations of the financial condition of its vendors.

As of December 31, 2023, 2024 and 2025, there were no customer with greater than 10% of our total accounts receivable, respectively.

Concentration of Customers and Suppliers

Substantially all of our revenues were derived from customers located in China. There were no customers or suppliers from whom revenues or purchases individually represent greater than 10% of our total revenues or total purchases during the years ended December 31, 2023, 2024 and 2025. Two suppliers accounted for 33% and 19% of total accounts payable balance as of December 31, 2024, respectively. Three suppliers accounted for 38%, 30% and 18% of total accounts payable balances as of December 31, 2025.

Foreign Currency Exchange Rate Risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 1.7% and 1.5% in the years ended December 31, 2023 and 2024, respectively, and the appreciation of the RMB against the US$ was approximately 2.7% in the year ended December 31, 2025. It is difficult to predict how market forces or PRC, or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	Debt Securities

Not applicable.

12.B.	Warrants and Rights

Not applicable.

12.C.	Other Securities

Not applicable.

12.D.	American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
● US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	● Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

● Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

● US$0.05 (or less) per ADS	● Any cash distribution to ADS holders

● A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

● US$0.05 (or less) per ADS per calendar year	● Depositary services

● Registration or transfer fees	● Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

● Expenses of the depositary	● Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)

● Converting foreign currency to U.S. dollars

● Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	● As necessary

● Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

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

Payments by Depositary

In October 2025, we received cash payment of US$0.4 million from The Bank of New York Mellon, the depositary bank for our ADR program. The Bank of New York Mellon waived certain fees associated with the administration of the ADR program and ADR insight.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

For the period from August 15, 2024, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2025, we used approximately US$3.3 million and US$3.1 million of the net proceeds from our initial public offering to investment in research and development and technology system to enhance and expand our solution offerings, and marketing and brand promotions separately. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective because of the material weakness in our internal control over financial reporting described under “Internal Control over Financial Reporting.” Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements for the years ended December 31, 2024 and 2025, we and our independent registered public accounting firm identified material weakness in our internal control over financial reporting as of December 31, 2024 and 2025, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

To remediate the identified material weakness, we have adopted and will adopt further measures to improve our internal control over financial reporting, as follows:

●	hired a financial controller and a financial manager dedicated to the preparation of consolidated financial statements and SEC reporting, who have prior work experience in big four audit firms with U.S. GAAP and SEC reporting experience, to improve our internal control over financial reporting;
●	developed an accounting manual to establish formal financial closing policies and procedures in accordance with U.S. GAAP;
●	conducted U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel;
●	established clear roles and responsibilities for accounting and financial reporting staff to prepare and review consolidated financial statements and related disclosures under U.S. GAAP and SEC reporting requirements;
●	enhanced our financial closing and reporting policies and procedures and our operational internal controls by developing and continuously updating the period end closing checklist, to ensure that the consolidated financial statements and related disclosures are properly prepared in accordance with U.S. GAAP and SEC reporting requirements; and
●	established an audit committee.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2025 due to a material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of December 31, 2025 due to the material weakness identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Attestation Report of the Registered Public Accounting Firm

Because we are an emerging growth company, this annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16B.CODE OF ETHICS

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP and Marcum Asia CPAs LLP, our independent registered public accounting firms, for the periods indicated.

	Year Ended December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Services
Audit Fees(1)
PricewaterhouseCoopers Zhong Tian LLP	7,727	100
Marcum Asia CPAs LLP	1,729	3,605
Total	9,456	3,705
(1)	Audit Fees. Audit fees means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP and Marcum Asia CPAs LLP, our independent registered public accounting firms, including audit services and other services as described above.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As of March 31, 2026, we had repurchased a total of approximately 589,870 ADSs under the Share Repurchase Program. The following table summarizes the details of the repurchases made in accordance with the Share Repurchase Program for the periods indicated:

				Total Number of
				ADSs Purchased as
	Total Number of			Part of Publicly	Approximate Dollar Value of ADSs
	ADSs	Average Price		Announced Plans	that May Yet Be Purchased Under
Period	Purchased (1)	Paid per ADS (2)		or Programs (3)	the Plans or Programs (3)
March 2025	7,900	US$	0.97	7,900	US$	9,992,071.19
April 2025	109,016	US$	0.66	109,016	US$	9,916,272.67
May 2025	232,001	US$	0.76	232,001	US$	9,731,933.71
June 2025	34,999	US$	0.90	34,999	US$	9,698,947.42
July 2025	33,777	US$	0.85	33,777	US$	9,668,983.03
August 2025	51,847	US$	0.86	51,847	US$	9,622,627.16
September 2025	59,976	US$	0.95	59,976	US$	9,563,441.62
October 2025	60,354	US$	1.01	60,354	US$	9,500,330.59
November 2025	—	US$	—	—	US$	9,500,330.59
December 2025	—	US$	—	—	US$	9,500,330.59
January 2026	—	US$	—	—	US$	9,500,330.59
February 2026	—	US$	—	—	US$	9,500,330.59
March 2026	—	US$	—	—	US$	9,500,330.59
Total	589,870	US$	0.81	589,870	US$	9,500,330.59
(1)	All of our ADSs purchased were pursuant to publicly announced plans or programs.
(2)	Each of our ADSs represents three Class A ordinary shares.
(3)	On March 28, 2025, YXT.com announced that its board of directors has authorized the Company to adopt a share repurchase program under which the Company may repurchase up to US$10 million of its ordinary shares in the form of American depositary shares (“ADSs”) during a two-year period (the “Share Repurchase Program”).

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

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We incorporate by reference into this annual report the Form 6-K (File Number 001-42209) filed with the Securities and Exchange Commission on October 31, 2024.

ITEM 16G.CORPORATE GOVERNANCE

As an exempted company incorporated in the Cayman Islands and listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For instance, we did not convene an annual general meeting within 12 months of the year ended December 31, 2024 as required by the Nasdaq Listing Rules in reliance of our home country practices. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) regularly scheduled executive sessions with only independent directors each year. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

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

Our board of directors has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, the form of which is incorporated by reference into this annual report the Exhibit 97.1 to the Form 20-F (File Number 001-42209) for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025.

ITEM 16K.CYBERSECURITY

Cybersecurity risk management is an integral part of our overall risk management program. Our cybersecurity risk management program is designed to align with industry best practices and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers, and facilitate coordination across different departments of our company. This framework includes steps for regularly conducting data protection impact assessments on information systems, monitoring the information about the security vulnerabilities of our systems, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider, implementing data security emergency response plans and adopting remedial measures, and informing management and our board of directors of material cybersecurity threats and incidents. Our cybersecurity team is responsible for assessing our cybersecurity risk management program and we currently do not engage third parties for such assessment. In addition, our cybersecurity team provides training to all key employees for product development regularly.

Our board of directors has overall oversight responsibility for our risk management, and is charged with oversight of our cybersecurity risk management program. The board is responsible for monitoring the implementation of our risk management policies across our company, ensuring that our company has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our chief financial officer/chief operating officer, which receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our chief financial officer/chief operating officer and dedicated personnel are experienced information systems security professionals and information security managers with years of experience. The management regularly updates the board of directors on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports annually that cover, among other topics, third-party assessments of the company’s cybersecurity programs, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Security breaches and improper access to or disclosure of our data or our customers’ data or other cyberattacks on our systems could result in litigation and regulatory risk and harm our reputation and our business.”

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of YXT.com Group Holding Limited are included at the end of this annual report.

ITEM 19.EXHIBITS

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
2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-280772), as amended, initially filed with the SEC on July 12, 2024)

2.3

Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 2.3 to the annual report on Form 20-F (File No. 001-42209) filed with the SEC on April 24, 2025)

2.4	Description of Securities(incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-42209) filed with the SEC on April 24, 2025)
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

4.14†*	English translation of Supplemental Agreement II to the Power of Attorney Agreement Concerning Shareholder Rights dated April 10, 2026
4.15†*	English translation of Supplemental Agreement II to the Equity Pledge Agreement dated April 10, 2026
4.16†*	English translation of Supplemental Agreement II to the Exclusive Stock Option Agreement dated April 10, 2026
4.17	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-280772), as amended, initially filed with the SEC on July 12, 2024.
4.18	2025 Share Incentive Plan (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F (File No. 001-42209) filed with the SEC on April 24, 2025)
8.1*	Principal Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-280772), as amended, initially filed with the SEC on July 12, 2024.

11.2

Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-42209) filed with the SEC on April 24, 2025)

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Global Law Office
15.2*	Consent of Walkers (Hong Kong)
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
15.4*	Consent of Marcum Asia CPAs LLP
97.1	Compensation Recoupment Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-42209) filed with the SEC on April 24, 2025)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith
**	Furnished herewith
†	Certain information in this exhibit has been redacted in accordance with Regulation S-K Item 601(a)(6).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YXT.COM GROUP HOLDING LIMITED

By:	/s/ Shen Cao
Name:	Shen Cao
Title:	Chief Financial Officer

Date: April 29, 2026

YXT.COM GROUP HOLDING LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

YXT.COM Group Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of YXT.COM Group Holding Limited (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit)/equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

April 29, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
YXT.COM Group Holding Limited

Opinion on the Financial Statements

We have audited the consolidated statements of comprehensive loss, of changes in shareholders’ (deficit)/equity and of cash flows of YXT.COM Group Holdings Limited and its subsidiaries (the “Company”) for the year ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and its cash flows of the Company for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for current expected credit losses on financial instruments in 2023.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

YXT.COM GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	US$
			(Note 2.6)
ASSETS
Current assets:
Cash and cash equivalents	417,920	114,998	16,444
Restricted cash	322	—	—
Short-term investments	—	19,728	2,821
Accounts receivable, net (Credit losses of RMB 1,758 and RMB1,832 as of December 31, 2024 and 2025, respectively)	19,386	18,988	2,715
Amounts due from related parties	2,000	3,510	502
Prepaid expenses and other current assets	35,791	21,750	3,110
Total current assets	475,419	178,974	25,592

Non-current assets:
Property, equipment and software, net	15,175	10,352	1,480
Intangible assets, net	7,069	3,383	484
Goodwill	163,837	163,837	23,428
Long-term investments	114,432	104,326	14,918
Operating lease right-of-use assets, net	25,655	21,550	3,082
Other non-current assets	20,349	24,627	3,522
Total non-current assets	346,517	328,075	46,914
Total assets	821,936	507,049	72,506
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payables of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 6,188 and RMB 8,774 as of December 31, 2024 and 2025, respectively)	7,389	9,976	1,427
Amounts due to a related party (including amounts due to related parties of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of 2,452 and RMB 1,975 as of December 31, 2024 and 2025, respectively)	2,452	1,975	282
Short-term borrowings (including short-term borrowing of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 163,000 and RMB 139,500 as of December 31, 2024 and 2025, respectively)	163,000	139,500	19,948
Deferred revenue, current (including deferred revenue, current of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 125,428 and RMB 96,760 as of December 31, 2024 and 2025, respectively)	125,428	96,760	13,836
Acquisition consideration payable (including acquisition consideration payable of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 5,792 and RMB 5,792 as of December 31, 2024 and 2025, respectively)	14,775	14,775	2,113
Other payable and accrued liabilities (including other payable and accrued liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 17,451 and RMB 32,829 as of December 31, 2024 and 2025, respectively)	72,028	88,961	12,721
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 8,920 and RMB 9,926 as of December 31, 2024 and 2025, respectively)	8,966	9,945	1,422
Total current liabilities	394,038	361,892	51,749
Non-current liabilities
Long-term borrowings (including long-term borrowings of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 125,500 and RMB 8,000 as of December 31, 2024 and 2025, respectively)	125,500	8,000	1,144
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of 17,439 and RMB 12,987 as of December 31, 2024 and 2025, respectively)	17,458	12,987	1,857
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 57,710 and RMB 49,530 as of December 31, 2024 and 2025, respectively)	57,710	49,530	7,083
Total non-current liabilities	200,668	70,517	10,084
Total liabilities	594,706	432,409	61,833
Commitments and contingencies (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

YXT.COM GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	US$
			(Note 2.6)
Equity
Class A ordinary shares (US$0.0001 par value; 483,068,176 Class A shares authorized, 163,294,773 and 171,596,634 shares issued as of December 31, 2024 and 2025, respectively; 163,294,773 and 161,525,163 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	118	118	17
Class B ordinary shares (US$0.0001 par value; 16,931,824 and 16,931,824 shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)	11	11	2
Treasury stock (nil and 1,769,610 shares as of December 31, 2024 and 2025, respectively)	—	(3,494)	(500)
Additional paid-in capital	3,489,553	3,501,859	500,759
Accumulated other comprehensive income	25,096	22,626	3,235
Accumulated deficit	(3,287,548)	(3,446,480)	(492,840)
Total equity	227,230	74,640	10,673
Total liabilities and equity	821,936	507,049	72,506

The accompanying notes are an integral part of these consolidated financial statements.

YXT.COM GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2.6)
Revenues:
Corporate learning solutions	411,822	325,579	337,699	48,290
Others	12,194	5,611	2,522	361
Total revenues	424,016	331,190	340,221	48,651
Cost of revenues	(194,474)	(126,522)	(107,697)	(15,400)
Sales and marketing expenses	(244,379)	(144,217)	(144,886)	(20,718)
Research and development expenses	(176,537)	(116,105)	(111,410)	(15,931)
General and administrative expenses	(142,852)	(138,392)	(121,953)	(17,439)
Other operating income	5,629	6,974	4,689	671
Loss from operations	(328,597)	(187,072)	(141,036)	(20,166)
Interest and investment income	4,613	6,494	3,555	508
Interest expense	(4,650)	(10,699)	(6,571)	(940)
Impairment of available-for-sale debt securities	(13,144)	(14,464)	(14,779)	(2,113)
Gain on deconsolidation of CEIBS Publishing Group (Note 4)	—	78,760	—	—
Foreign exchange (loss)/gain, net	(350)	550	447	64
Change in fair value of derivative liabilities	102,419	34,378	—	—
Loss before income tax expense and share of results of an equity method investee	(239,709)	(92,053)	(158,384)	(22,647)
Income tax benefit	9,871	—	—	—
Share of results of an equity method investee, net of tax	—	—	(548)	(78)
Net loss	(229,838)	(92,053)	(158,932)	(22,725)
Net loss attributable to non-controlling interests shareholders	9,383	300	—	—
Net loss attributable to YXT.COM Group Holding Limited	(220,455)	(91,753)	(158,932)	(22,725)
Net loss attributable to YXT.COM Group Holding Limited	(220,455)	(91,753)	(158,932)	(22,725)
Deemed contribution to ordinary shareholders due to modifications and extinguishment on convertible redeemable preferred shares	—	672,170	—	—
Deemed dividend to preferred shareholders due to modifications	—	(5,940)	—	—
Net accretion of convertible redeemable preferred shares	(9,452)	(290,543)	—	—
Net (loss)/income attributable to ordinary shareholders of YXT.COM Group Holding Limited	(229,907)	283,934	(158,932)	(22,725)
Net loss	(229,838)	(92,053)	(158,932)	(22,725)
Other comprehensive loss
Foreign currency translation adjustment, net of tax	2,385	3,742	(4,691)	(671)
Unrealized gain/(loss) on investments in available-for-sale debt securities, net of tax	6,988	(2,421)	2,221	318
Total comprehensive loss	(220,465)	(90,732)	(161,402)	(23,078)
Total comprehensive loss attributable to non-controlling interests shareholders	9,383	300	—	—
Total comprehensive loss attributable to YXT.COM Group Holding Limited	(211,082)	(90,432)	(161,402)	(23,078)
Net (loss)/income attributable to ordinary shareholders of YXT.COM Group Holding Limited	(229,907)	283,934	(158,932)	(22,725)
- Weighted average number of ordinary shares - basic	48,781,392	97,788,561	181,828,823	181,828,823
- Weighted average number of ordinary shares - diluted	48,781,392	168,152,425	181,828,823	181,828,823
Net (loss)/income per share attributable to ordinary shareholders of YXT.COM Group Holding Limited
- Basic	(4.71)	2.90	(0.87)	(0.12)
- Diluted	(4.71)	(0.55)	(0.87)	(0.12)

The accompanying notes are an integral part of these consolidated financial statements.

YXT.COM GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data, unless otherwise noted)

				Accumulated			Total YXT.COM
	Ordinary share		Additional	other			Group Holding	Non-	Total
	(US$0.0001par value)		paid-in	comprehensive	Statutory	Accumulated	Limited	controlling	shareholders’
	Shares	Amount	capital	income	reserve	deficit	shareholders’ deficit	interests	deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	48,253,425	33	—	11,260	4,322	(3,267,084)	(3,251,469)	44,270	(3,207,199)
Net loss	—	—	—	—	—	(220,455)	(220,455)	(9,383)	(229,838)
Foreign currency translation adjustments, net of tax	—	—	—	2,385	—	—	2,385	—	2,385
Cumulative effect of adoption of new accounting standard	—	—	—	3,142	—	(3,142)	—	—	—
Unrealized gain on investments in available-for-sale debt securities, net of tax	—	—	—	6,988	—	—	6,988	—	6,988
Net accretion of convertible redeemable preferred shares (Note 17)	—	—	(9,452)	—	—	—	(9,452)	—	(9,452)
Share-based compensation (Note 18)	—	—	26,123	—	—	—	26,123	—	26,123
Balance as of December 31, 2023	48,253,425	33	16,671	23,775	4,322	(3,490,681)	(3,445,880)	34,887	(3,410,993)

The accompanying notes are an integral part of these consolidated financial statements.

YXT.COM GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary shares										Total YXT.COM
	(US$0.0001par value)							Accumulated			Group Holding		Total
			Class A ordinary		Class B ordinary		Additional	other			Limited	Non-	shareholders’
	Ordinary shares		shares		shares		paid-in	comprehensive	Statutory	Accumulated	shareholders’	controlling	(deficit)/
	Shares	Amount	Shares	Amount	Shares	Amount	capital	income	reserve	deficit	(deficit)/equity	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2024	48,253,425	33	—	—	—	—	16,671	23,775	4,322	(3,490,681)	(3,445,880)	34,887	(3,410,993)
Net loss	—	—	—	—	—	—	—	—	—	(91,753)	(91,753)	(300)	(92,053)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	3,742	—	—	3,742	—	3,742
Unrealized loss on investments in available-for-sale debt securities, net of tax	—	—	—	—	—	—	—	(2,421)	—	—	(2,421)	—	(2,421)
Issuance of Class A ordinary shares upon initial public offering (“IPO”), net of issuance cost	—	—	6,819,000	5	—	—	128,076	—	—	—	128,081	—	128,081
Deconsolidation of CEIBS Publishing Group (Note 4)	—	—	—	—	—	—	—	—	(4,322)	4,322	—	(34,587)	(34,587)
Deemed dividend to preferred shareholders due to modifications (Note 17)	—	—	—	—	—	—	(5,940)	—	—	—	(5,940)	—	(5,940)
Deemed contribution to ordinary shareholders due to modifications and extinguishment on convertible redeemable preferred shares (Note 17)	—	—	—	—	—	—	191,793	—	—	480,377	672,170	—	672,170
Conversion of convertible redeemable preferred shares to Class A ordinary shares upon IPO (Note 17)	—	—	125,154,172	91	—	—	3,187,903	—	—	—	3,187,994	—	3,187,994
Re-designation of ordinary shares into Class A and Class B ordinary shares upon IPO*	(48,253,425)	(33)	31,321,601	22	16,931,824	11	—	—	—	—	—	—	—
Exercise of conversion features of preferred shares upon the consummation of IPO	—	—	—	—	—	—	65,901	—	—	—	65,901	—	65,901
Net accretion of convertible redeemable preferred shares (Note 17)	—	—	—	—	—	—	(100,730)	—	—	(189,813)	(290,543)	—	(290,543)
Share-based compensation (Note 18)	—	—	—	—	—	—	5,879	—	—	—	5,879	—	5,879
Balance as of December 31, 2024	—	—	163,294,773	118	16,931,824	11	3,489,553	25,096	—	(3,287,548)	227,230	—	227,230
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

YXT.COM GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data, unless otherwise noted)

							Accumulated
	Ordinary shares (US$0.0001par value)					Additional	other
	Class A ordinary shares		Class B ordinary shares		Treasury	paid-in	comprehensive	Accumulated	Total
	Shares	Amount	Shares	Amount	stock	capital	income	deficit	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2025	163,294,773	118	16,931,824	11	—	3,489,553	25,096	(3,287,548)	227,230
Net loss	—	—	—	—	—	—	—	(158,932)	(158,932)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(4,691)	—	(4,691)
Unrealized gain on investments in available-for-sale debt securities, net of tax	—	—	—	—	—	—	2,221	—	2,221
Repurchase or ordinary shares	(1,769,610)	—	—	—	(3,494)	—	—	—	(3,494)
Share-based compensation (Note 18)	—	—	—	—	—	12,306	—	—	12,306
Balance as of December 31, 2025	161,525,163	118	16,931,824	11	(3,494)	3,501,859	22,626	(3,446,480)	74,640

The accompanying notes are an integral part of these consolidated financial statements.

YXT.COM GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2.6)
Cash flows from operating activities:
Net loss	(229,838)	(92,053)	(158,932)	(22,725)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, equipment and software	9,368	7,638	6,392	914
Amortization of intangible assets	21,985	5,673	4,341	621
Impairment of intangible assets	21,660	—	—	—
Gain on deconsolidation of CEIBS Publishing Group	—	(78,760)	—	—
Loss/(gain) from disposal of property, equipment and software	132	(22)	5	1
Fair value change of derivatives liabilities	(102,419)	(34,378)	—	—
(Reverse)/Provision for expected credit losses	(654)	(252)	74	11
Interest and investment income accrued	—	—	(873)	(125)
Impairment of available‑for‑sale debt securities	13,144	14,464	14,779	2,113
Unrealized foreign exchange loss/(gain)	335	(79)	(80)	(11)
Deferred income tax, net	(9,871)	—	—	—
Share-based compensations	26,123	5,879	12,306	1,760
Share of results of an equity method investee	—	—	548	78
Changes in operating assets and liabilities:
Accounts receivable	3,224	2,728	324	46
Prepaid expenses and other assets	15,330	(40,288)	10,727	1,534
Accounts payable	1,100	(2,710)	2,587	370
Amounts due to a related party	—	2,452	(477)	(68)
Amounts due from related parties	—	—	(3,510)	(502)
Deferred revenue	19,081	1,629	(36,848)	(5,269)
Other payable and accrued liabilities	(45,729)	(3,655)	2,771	396
Net cash used in operating activities	(257,029)	(211,734)	(145,866)	(20,856)
Cash flows from investing activities:
Purchase of property, equipment and software	(4,640)	(1,697)	(1,590)	(227)
Purchase of intangible assets	(991)	—	(655)	(94)
Cash paid for short-term investments	(96,468)	(56,261)	(111,406)	(15,931)
Cash received from maturity of short-term investments	141,728	115,117	93,747	13,406
Cash paid for long-term bank deposit	(117,573)	—	—	—
Cash received from maturity of long-term bank deposit	—	117,728	—	—
Purchase of equity securities	(10,000)	—	(3,000)	(429)
Partial cash payment for acquisition of CEIBS Publishing Group	(9,600)	—	—	—
(Advance)/Collection of loans to related parties	—	(2,000)	2,000	286
Cash change due to deconsolidation of CEIBS Publishing Group	—	(30,767)	—	—
Proceeds from disposal of property and equipment	11	46	16	2
Net cash (used in)/ generated from investing activities	(97,533)	142,166	(20,888)	(2,987)

The accompanying notes are an integral part of these consolidated financial statements.

YXT.COM GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2.6)
Cash flows from financing activities:
Proceeds from short-term borrowings	39,800	110,000	157,500	22,522
Repayment of short-term borrowings	(20,000)	(39,800)	(170,000)	(24,310)
Proceeds from long-term borrowings	230,000	138,000	10,000	1,430
Repayment of long-term borrowings	(4,000)	(185,500)	(138,500)	(19,805)
Proceeds from discounted bank acceptance notes	—	—	94,053	13,449
Repayment of discounted bank acceptance notes	—	—	(78,586)	(11,238)
Payments for repurchase of ordinary shares	—	—	(3,494)	(500)
Proceeds from issuance of ordinary shares upon the completion of IPO	—	178,063	—	—
Payments of offering costs	(3,896)	(27,034)	(1,656)	(237)
Net cash generated from/(used in) financing activities	241,904	173,729	(130,683)	(18,689)
Effect of exchange rate changes	1,140	(6,408)	(5,807)	(832)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(111,518)	97,753	(303,244)	(43,364)
Cash, cash equivalents and restricted cash at beginning of the year	432,007	320,489	418,242	59,808
Cash, cash equivalents and restricted cash at the end of the year	320,489	418,242	114,998	16,444
Cash, cash equivalents and restricted cash at the end of the year	320,489	418,242	114,998	16,444
Less: restricted cash	—	322	—	—
Cash and cash equivalents at the end of the year	320,489	417,920	114,998	16,444
Supplemental disclosure of cash flow information
Cash paid for interest	(4,390)	(10,563)	(6,571)	(940)
Supplemental schedule of non-cash investing and financing activities
Net accretion of convertible redeemable preferred shares	9,452	290,543	—	—
Deemed contribution to ordinary shareholders due to modifications and extinguishment on convertible redeemable preferred shares	—	(672,170)	—	—
Deemed dividend to preferred shareholders due to modifications	—	5,940	—	—

The accompanying notes are an integral part of these consolidated financial statements.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

(a)Principal Activities

YXT.COM Group Holding Limited (“the Company”) (formerly known as Unicentury Group Holding Limited) was incorporated under the laws of the Cayman Islands in January 2017, as an exempted company with limited liability. In June 2021, the Company was renamed to YXT.COM Group Holding Limited.

The Company, through its subsidiaries, consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”), conducts its operation in China. The Group’s platform has innovated a SaaS model, which integrates software and content, effectively assisting customers in the digital transformation of corporate learning. The Group’s principal operation and geographic market is in the People’s Republic of China (“PRC”).

(b)History of the Group and Basis of Presentation for the Reorganization and Latest Development of the Organization

Prior to the incorporation of the Company and starting in November 2011, the Group commenced its initial operations through Radnova Intelligence Technology Co., Ltd. (formerly known as Jiangsu Radnova Intelligence Technology Co., Ltd. and Jiangsu Yunxuetang Network Technology Co., Ltd.) (“Radnova Intelligence”) by Xiaoyan Lu (the “Founder”) and other three founding individuals. After a series of agreements, Radnova Intelligence was owned by Xiaoyan Lu and other eight founding individuals (collectively, the “Initial Ordinary Shareholder”) by January 2017. After the Company was established in Cayman Island in January 2017, YXT.COM (HK) Limited (“YXT HK”) was incorporated in Hong Kong SAR (“Hong Kong”) as a wholly owned subsidiary of the Company, and Yunxuetang Information Technology (Jiangsu) Co., Ltd. (“the WFOE”) was established as a wholly owned subsidiary of YXT HK in the PRC. The Group then entered into a series of contractual arrangements among the WFOE, Radnova Intelligence and Radnova Intelligence’s shareholders in October 2017 (the “Reorganization”). The principal term of these contractual agreements is discussed below. Radnova Intelligence became the variable interest entity of the Group (the “VIE”) as these contractual agreements provided the Group (i) with the power to direct activities of the VIE that most significantly affected its economic performance and (ii) received the economic benefits from the VIE that could be significant to them and as such the Group is the primary beneficiary and consolidates the VIE for financial reporting. After the completion of this transaction, the Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIEs. As the shareholders of the Company and Radnova Intelligence were mirrored with the same ownership immediately before and after the Reorganization, the Reorganization was determined to be a recapitalization and accounted for in a manner of a common ownership transaction. Accordingly, the accompanying consolidated financial statements were prepared as if the current corporate structure has been in existence since the incorporation of Radnova Intelligence. In 2018, 2020 and 2024, the VIE agreements were amended or restated, which amended the VIE’s shareholders list and equity interest of each shareholder as a result of the change in registered share capital of the VIE. Rights and obligations, clause, and terms regarding VIE accounting and consolidation basis remained substantially the same.

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

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(b)History of the Group and Basis of Presentation for the Reorganization and Latest Development of the Organization (continued)

As of December 31, 2025, the Company’s principal subsidiary is as follow:

	Place of	Date of incorporation	Percentage of direct	Establish or
Name of subsidiary	incorporation	or acquisition	or indirect ownership	acquired	Principal activities
Yunxuetang Information Technology (Jiangsu) Co., Ltd.	Suzhou	August 8, 2017	100%	Established	Technology development

As of December 31, 2025, the Company’s principal VIE and VIE’s subsidiaries are as follow:

	Place of	Date of incorporation	Percentage of	Establish or
Name of VIE and VIE’s subsidiaries	incorporation	or acquisition	economic interest	acquired	Principal activities
Radnova Intelligence Technology Co., Ltd. (formerly known as Jiangsu Radnova Intelligence Technology Co., Ltd. and Jiangsu Yunxuetang Network Technology Co., Ltd.)	Suzhou	December 22, 2011	100%	Established	Technology development and sales of SaaS platform
Beijing Xuanxing Intelligence Technology Co., Ltd. (formerly “Beijing Yunxuetang Network Technology Co., Ltd.”)	Beijing	August 21, 2012	100%	Established	Technology development and sales of SaaS platform
Suzhou Xuanxing Intelligence Technology Co., Ltd (formerly “Suzhou Xuancai Network Technology Co., Ltd”)	Suzhou	September 25, 2015	100%	Established	Technology development and sales of SaaS platform

(c)Consolidated Variable Interest Entities

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

(c)Consolidated Variable Interest Entities (continued)

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

Spousal Consent Letters

Pursuant to the Spousal Consent Letter, the spouse of each Nominee Shareholder (except for Mr. Xiaoyan Lu, Ms. Qi Gao, the shareholder of Radnova Intelligence who have no spouse yet), who is a natural person, unconditionally and irrevocably agreed that the equity interests in the VIE held by such Nominee Shareholder will be disposed of pursuant to the equity interest pledge agreement, the exclusive call option agreement, and power of attorney. Each of their spouses agreed not to assert any rights over the equity interests in the VIE held by such Nominee Shareholder. In addition, in the event that any spouse obtains any equity interests in VIE held by such Nominee Shareholder for any reason, he or she agreed to be bound by the equity interest pledge agreement, the exclusive option agreement, and power of attorney.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d)Risks in Relations to the VIE Structure

The following tables set forth the assets, liabilities, results of operations and changes in cash and cash equivalents and restricted cash of the consolidated VIEs and their subsidiaries taken as a whole before eliminations of intercompany balances and transactions with other entities of the Group:

	As of December 31,
	2024	2025
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	143,120	66,321
Restricted cash	322	—
Accounts receivable, net	19,386	18,988
Amounts due from the Group’s entities	149,180	219,312
Amounts due from related parties	2,000	3,510
Prepaid expense and other current assets	29,450	17,642
Total current assets	343,458	325,773

Non-current assets
Long-term investments	113,884	104,326
Property, equipment and software, net	4,942	4,294
Intangible assets, net	7,069	3,383
Operating lease right-of-use assets, net	25,559	21,535
Other non-current assets	16,092	18,968
Total non-current assets	167,546	152,506

Total assets	511,004	478,279

LIABILITIES
Current liabilities
Accounts payable	6,188	8,774
Amounts due to a related party	2,452	1,975
Short-term borrowings	163,000	139,500
Deferred revenue, current	125,428	96,760
Amounts due to the Group’s entities	—	19
Acquisition consideration payable, onshore	5,792	5,792
Other payable and accrued liabilities	17,451	32,829
Operating lease liabilities, current	8,920	9,926
Total current liabilities	329,231	295,575

Non-current liabilities
Loans from the Group’s entity	30,000	142,566
Operating lease liabilities, non-current	17,439	12,987
Long-term borrowings	125,500	8,000
Deferred revenue, non-current	57,710	49,530
Total non-current liabilities	230,649	213,083

Total liabilities	559,880	508,658

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d)Risks in Relations to the VIE Structure (continued)

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenues	424,016	331,190	339,822
Cost of revenues	(136,865)	(97,076)	(83,361)
Net (loss)/income	(45,835)	(18,255)	16,211

Net cash used in operating activities	(4,070)	(54,515)	(60,925)
Net cash used in investing activities	(10,711)	(147,029)	(3,229)
Net cash generated from/(used in) financing activities	185,800	52,700	(12,967)
Net increase/(decrease) in cash, cash equivalents and restricted cash	171,019	(148,844)	(77,121)
Cash, cash equivalents and restricted cash at beginning of the year	121,267	292,286	143,442
Cash, cash equivalents and restricted cash at end of the year	292,286	143,442	66,321

Under the contractual arrangements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and VIEs’ subsidiaries through the Group’s relevant PRC subsidiaries. Relevant PRC laws and regulations restrict the VIEs and VIEs’ subsidiaries from transferring a portion of their net assets, equivalent to the balance of its registered capital, additional paid-in capital and statutory reserves, to the Company in the form of loans and advances or cash dividends. Please refer to Note 22 for disclosure of restricted net assets. The Company believes that no assets held in the consolidated VIEs and VIEs’ subsidiaries can be used only to settle obligations of the respective VIEs and VIEs’ subsidiaries, except for registered capital, additional paid-in capital and PRC statutory reserves. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, the creditors of the consolidated VIEs and VIEs’ subsidiaries do not have recourse to any assets of the WFOE or the Company for the debt settlement purpose. In the event that the shareholders of the VIEs breach the terms of the contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, the Company may be unable to conduct some or all of our and our subsidiaries business and the VIEs’ businesses operations or otherwise benefit from the assets held by the VIEs.

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

(d)Risks in Relations to the VIE Structure (continued)

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

(e)Liquidity

The Group incurred net losses of RMB 229,838, RMB 92,053 and RMB 158,932 for the years ended December 31, 2023, 2024 and 2025, respectively. Net cash used in operating activities was RMB 257,029, RMB 211,734 and RMB 145,866 for the years ended December 31, 2023, 2024 and 2025, respectively. Accumulated deficit was RMB 3,287,548 and RMB 3,446,480 as of December 31, 2024 and 2025, respectively.

The Group’s ability to continue as a going concern is dependent on management’s ability to obtain additional loan or equity financing and successfully executing its business plan. Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors and borrowings from banks to fund its operations and business development. In April 2026, the Group obtained an unsecured bank loan of RMB30,000 with a one-year term. The Group plans to obtain renewals of current bank loans when they become due or obtain new bank loans to ensure efficient operating cash flow. In addition, the Group implemented cost saving measures to reduce operating cash outflow and expect a decrease in cash outflow over the next twelve months to operate at the Group’s current level. Management has concluded that the above management’s plan is probable of being effectively implemented. With these and based on cash flows projection and existing balance of cash and cash equivalents, the Group believes the cash flows from operating and financing activities are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the consolidated financial statements are issued. The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, there can be no assurances that funding sources will be available at terms acceptable to the Group, or at all.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES

2.1Basis of Presentation

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

2.2Basis of Consolidation and Deconsolidation

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

2.3Non-Controlling Interests

For the Company’s consolidated subsidiaries, VIEs and VIEs’ subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. The third party held the common shares of the Company’s subsidiary. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive loss and consolidated statements of changes in shareholders’ (deficit)/equity to distinguish the interests from that of the Company.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.4Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses for the reporting periods. These estimates and assumptions are based on the Group’s historical results and management’s future expectations. Actual results could differ from those estimates. Changes in facts and circumstances may cause the Group to revise its estimates.

2.5Foreign Currencies

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

Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates quoted by authoritative banks prevailing on the transaction dates. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the consolidated statements of comprehensive loss. Total foreign exchanges loss/gain were a loss of RMB 350, gains of RMB 550 and RMB 447 for the years ended December 31, 2023, 2024 and 2025, respectively.

The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income as a component of shareholders’ (deficit)/equity. Total foreign currency translation adjustments to the Group’s other comprehensive loss were gains of RMB 2,385, RMB 3,742 and a loss of RMB 4,691 for the years ended December 31, 2023, 2024 and 2025, respectively.

2.6Convenience Translation

Translations of the consolidated balance sheets, the consolidated statements of comprehensive loss and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.9931, representing the index rates as of December 31, 2025 stipulated by the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

2.7Fair Value Measurements

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

2.7Fair Value Measurements (continued)

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepaid expenses and other current assets, long-term investments, accounts payable, amounts due to a related party, short-term borrowings, long-term borrowings, deferred revenue, acquisition consideration payable, and other payable and accrued liabilities. As of December 31, 2024 and 2025, except for long-term investments which are measured at fair value, and long-term borrowings which are measured at amortized cost, the carrying values of the other financial instruments approximated their fair values due to the short-term nature.

2.8Cash, Cash Equivalents and Restricted Cash

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

2.9Short-Term Investments

Short-term investments are comprised of time deposits issued by financial institutions with original maturities greater than three months but less than twelve months. Short-term investments with the amount of nil and RMB 18,881 are pledged for the issuance of bank acceptance notes as of December 31, 2024 and 2025, respectively.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.10 Accounts Receivable, net

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

To estimate expected credit losses, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. The Group has identified the relevant credit risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar credit risk characteristics have been grouped into pools. For each pool, the Group determines an expected loss rate based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions. This is assessed at each quarter based on the Group’s specific facts and circumstance.

The following table summarized the details of the Group’s expected credit losses of accounts receivables:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	3,228	2,201	1,758
Deconsolidation of CEIBS Publishing Group	—	(191)	—
(Reverse)/Provision for expected credit losses	(1,027)	(252)	74
Balance at end of the year	2,201	1,758	1,832

2.11 Long-term Investments

Long-term investments primarily consist of equity method investments and debt investments.

Equity Method Investments

The Group accounts for its investments in common stock or in-substance common stock in entities in which it can exercise significant influence but does not own a majority equity interest or control using the equity method in accordance with ASC 323-10, Investments-Equity Method and Joint Ventures: Overall unless the Group elects to account for the investment using the fair value option in accordance with ASC 825-10, Financial Instruments: Fair Value Option (“ASC 825”). The Group applies the equity method of accounting that is consistent with ASC 323-10 for investment in limited partnership in which the Group holds a three percent or greater interest. Where the equity method is used, the Group initially records its investment at cost and subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Debt Investments

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

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.11 Long-term Investments (continued)

Debt Investments (continued)

Under ASC Topic 326, if the amortized cost basis of an AFS security exceeds its fair value and if the Group has the intention to sell the security or it is more likely than not that the Group will be required to sell the security before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of comprehensive loss. If the Group does not have the intention to sell the security and it is not more likely than not that the Group will be required to sell the security before recovery of the amortized cost basis and the Group determines that the decline in fair value below the amortized cost basis of an AFS security is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance for credit losses in the consolidated statements of comprehensive Loss. The allowance is measured as the amount by which the debt security’s amortized cost basis exceeds the Group’s best estimate of the present value of cash flows expected to be collected. Upon adoption of the new standard on January 1, 2023, the Company used a modified retrospective approach and recorded a decrease to its accumulated deficit of RMB 3,142 related to the investment of Beijing Lingdai Information Technology Co., Ltd (“Beijing Lingdai”) classified from accumulated other comprehensive income.

2.12 Property, Equipment and Software, net

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

2.13 Intangible Assets with Definite Lives

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

2.14 Impairment of Long-Lived Assets

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

No impairment loss of long-lived assets was recognized for the years ended December 31, 2024 and 2025.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.15 Goodwill

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

Since the acquisition of CEIBS PG, the Group has had one reporting unit for goodwill impairment assessment. According to ASC 350-20-40, when a portion of a reporting unit that constitutes a business or nonprofit activity is to be disposed of, goodwill associated with that business or nonprofit activity shall be included in the carrying amount of the business or nonprofit activity in determining the gain or loss on disposal. The amount of goodwill to be included in that carrying amount shall be based on the relative fair values of the business or nonprofit activity to be disposed of and the portion of the reporting unit that will be retained. The relative fair value allocated to the disposed CEIBS Publishing Group in January 2024 was RMB 276, which reduced the goodwill amount to RMB 163,837 as of December 31, 2024 and 2025.

After performing goodwill assessment for impairment, the Group determined that no impairment of goodwill was recorded for the years ended December 31, 2023, 2024 and 2025.

2.16 Operating Lease

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

2.16 Operating Lease (continued)

For operating lease with a term of one year or less, the Group has elected to not recognize operating lease liabilities or right-of-use asset on its consolidated balance sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of comprehensive loss.

2.17 Internal-Use Software Development Costs

The Group recognizes internal-use software development costs related to technology of corporate learning platform, including related software and mobile applications in accordance with ASC 350-40 “Internal-use software”. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred. Costs that are directly attributable to the development of the software in the application development stage are capitalized. Costs capitalized for developing corporate learning solution were not material for the periods presented.

2.18 Revenues

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

Revenue recognition policies for each type of revenue steam are as follows:

Corporate Learning Solution

The Group offers corporate learning solution to corporate customers through providing subscription-based services including corporate learning platform, personalized e-learning system, teaching tools and online courses. The Group’s subscription-based services generally do not provide customers with the right to take possession of the software supporting the platform, learning content or tools and, as a result, are accounted for as service arrangements. Through the subscription of the Group’s SaaS platform service, customers can rapidly deploy the intelligent learning platform in a plug-and-play manner. Frequently, existing customers who subscribed platform service tend to add additional courses to their subscription by purchasing prioritized package or advanced package with additional charges. The Group also offered the teaching tools, such as virtual classroom or meeting room, for subscription as add-on options. For platform service, online courses and online teaching tools, the Group continually provides customer access and connectivity to its services, and fulfills its obligation to, the end customer over the subscription period. Each distinct service represents a single performance obligation that is satisfied over time. The subscription-based contracts vary from one month to five years. All the revenue from subscription-based corporate learning solution is recognized on a straight-line basis over the subscription period.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.18 Revenues (continued)

Corporate Learning Solution (continued)

The Group also derives revenue from providing non-subscription based corporate learning solution, such as offline courses and courseware recording service. Based on the needs of the customers, the Group designs the offline courses and hires experienced lecturer to provide face-to-face offline learning courses. The offline course is delivered on the specific date agreed and the unit price for each offline course is also specified in the contract. The recorded courseware belongs to the customers. All the revenue from non-subscription based corporate learning solution is recognized at a point in time upon completion.

Other Revenue

The Group also develops software for other customers who have specific demand for learning platform software. The Group develops learning platform to be installed on these customers’ own servers. Copyright of the software developed belongs to these customers. The development processes last approximately 6-11 months. The Group is also obligated to provide post-sales maintenance service for malfunction during the period determined in the contract, which is usually a year. Revenue for the on-premises software development is recognized at a point in time when the software is made available to the customer; whereas the revenue for post-sales maintenance service is recognized over the contract term beginning on the date that the software is made available to the customer. The majority of other revenue is recognized at a point in time.

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Corporate learning solutions
- Subscription-based	347,829	301,796	317,380
- Non-subscription-based	63,993	23,783	20,319
	411,822	325,579	337,699
Others
- Sales of software developed and related maintenance service	12,194	5,611	2,522
Total	424,016	331,190	340,221

Remaining Performance Obligations

Remaining performance obligations represent the amount of contracted future revenue that has not yet been recognized, including both deferred revenue and non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods. As of December 31, 2025, the aggregate amount of transaction price allocated to the remaining performance obligations was RMB 352,611 which included balance of deferred revenue which will be recognized as revenue in the future periods.

The Group expects to recognize approximately 62% of the remaining performance obligations in the 12 months following December 31, 2025, and 20% of the remaining performance obligations between 13 to 36 months, with the remainder to be recognized thereafter.

2.19 Contract Balance

Payment terms are established on the Group’s pre-established credit requirements based upon an evaluation of customers’ credit. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred services to the customer before payment is received or is due. As of December 31, 2024 and 2025, the Group did not record contract assets.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.19 Contract Balance (continued)

The Group records deferred revenue when cash payments are received in advance of revenue recognition from subscription services described above in accordance with the terms of the underlying contracts where the service period has not yet commenced but will commence in the near future. Deferred revenue is recognized when, or as, performance obligations are satisfied. Amounts anticipated to be recognized within one year of the balance sheet date are recorded as deferred revenue, current; the remaining portion is recorded as deferred revenue, non-current. Revenue recognized that was included in deferred revenue balance at the beginning of the year were RMB 182,620, RMB 145,644 and RMB 125,428 for the years ended December 31, 2023, 2024 and 2025, respectively.

Changes in deferred revenue were as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	228,356	247,437	183,138
Additions to deferred revenue	443,097	332,819	303,373
Recognition of deferred revenue	(424,016)	(331,190)	(340,221)
Deconsolidation of CEIBS Publishing Group	—	(65,928)	—
Balance at end of the year	247,437	183,138	146,290

Other than accounts receivable and deferred revenue, the Group had no other material contract balances on its consolidated balance sheets as of December 31, 2024 and 2025.

2.20 Cost of Revenues

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

2.21 Sales and Marketing

Sales and marketing expenses comprise primarily of expenses relating to marketing and brand promotion activities, employee-related cost for personnel engaged in marketing, business development, impairment of intangible assets, rental expenses for office space and sales support functions.

2.22 Research and Development

Research and development expenses are principally related to technology of corporate learning platform which consists mainly of employee-related cost for research and development personnel, third-party cloud infrastructure and bandwidth expenses incurred for research and development purposes, rental expenses, and depreciation expenses associated with the equipment used for research and development functions and other expenses incurred for courses designing. The Group accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. See Note 2.17 Internal-Use Software Development Costs.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.23 General and Administrative

General and administrative expenses consist of employee-related cost for personnel related to the general corporate functions, including accounting, finance, legal and human relations, costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

2.24 Share-based compensation

The Group grants restricted shares, restricted share units (“RSUs”), ordinary shares and share options to the employees and the founder transferred ordinary shares to the employees with no consideration. Such compensations are accounted for in accordance with ASC 718, Compensation—Stock Compensation.

Share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) for awards granted with only service condition, using the graded vesting method, over the vesting period; or c) for awards granted with both service condition and performance condition, using the graded vesting method, over the vesting period based on the probabilities that the performance condition will be met.

Share-based compensation is measured based on the fair value of the Company’s ordinary shares at the grant date of the award. Prior to the completion of IPO, the fair value of the Company’s ordinary share is assessed using the income approach/discounted cash flow method with a discount for lack of marketability given that the shares were not publicly traded at the time of grant, and involved assumptions regarding a number of complex and subjective variables, including the comparable companies’ volatilities, risk-free rate, expected term and weighting among the scenarios of liquidation, redemption and IPO.

Subsequent to the completion of the IPO, the fair value of the Company’s ordinary share is estimated based on the fair market value of the ordinary shares of on the date of grant.

The modifications of the terms or conditions of the shared-based award are treated as an exchange of the original award for a new award. The incremental compensation expense is equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. For options already vested as of the modification date, the Group immediately recognized the incremental value as compensation expenses. For options still unvested as of the modification date, the incremental compensation expenses are recognized over the remaining service period of these options.

In accordance with ASU 2016-09, the Group has chosen to account for forfeitures when they occur.

2.25 Employee Benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses were RMB 82,336, RMB 56,091 and RMB 51,405 for the years ended December 31, 2023, 2024 and 2025 respectively, including accrued and unpaid.

2.26 Government Grant

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

2.27 Income Tax

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

The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold is measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

Valuation allowances have been provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. As of December 31, 2024 and 2025, full valuation allowances on deferred tax assets were provided because it was more likely than not that the Group will not be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

2.28 Comprehensive Loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive loss for the periods presented includes net loss, foreign currency translation adjustments and unrealized gain/(loss) on investments in available-for-sale debt securities, net of tax.

2.29 Net (Loss)/Earnings Per Share

Basic net (loss)/earnings per share is computed by dividing net (loss)/income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net (loss)/income is allocated between common shares and other participating securities based on their participating rights. Diluted net (loss)/earnings per share reflects the potential dilution that could occur if securities to issue ordinary shares were exercised. The dilutive effect of convertible redeemable preferred shares and outstanding share-based awards is reflected in the diluted net (loss)/earnings per share by application of the if-converted method and treasury stock method, respectively. Dilutive equivalent shares are excluded from the computation of diluted net (loss)/earnings per share if their effects would be anti-dilutive.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.30 Segment Reporting

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

Based on the criteria established by ASC 280, the Group’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The CODM considers year-over-year fluctuations and budget-to-actual variances of theses consolidated results when assessing performance and making operating decisions. The Group manages assets on a consolidated basis as reported on the consolidated balance sheets. As the Group’s long-lived assets are substantially located in the PRC and substantially all the Group’s revenue is derived from within the PRC, no geographical segments are presented.

The Group’s CODM uses consolidated net loss as the measures of segment profit or loss. Significant segment expenses are consistent with those reported on the consolidated statements of comprehensive loss and include cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses. For significant segment expenses incurred during the years ended December 31, 2023, 2024, and 2025, refer to consolidated statements of comprehensive loss.

2.31 Recent Accounting Pronouncements

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

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. For public business entities, this standard is effective for annual periods beginning after December 15, 2024. For non-public business entities, this standard is effective for annual periods beginning after December 15, 2025. Early adoption is permitted, and the disclosures in this standard are required to be applied on a prospective basis with the option to apply the standard retrospectively. The Group is in the process of evaluating the potential impact of the new standard on its consolidated financial statements and related disclosures.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.31 Recent Accounting Pronouncements (continued)

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025- 01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. This ASU may be applied either prospectively to financial statements issued for reporting periods after its effective date or retrospectively to all prior periods presented in the financial statements. The Group is in the process of evaluating the potential impact of the new standard on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025 - 05 - Financial Instruments - Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is in the process of evaluating the impact of adopting this new standard on its consolidated financial statements and related disclosures.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. CONCENTRATION AND RISKS

3.1Concentration of Credit Risk

Financial instruments that potentially subject the Group to the concentration of credit risks consist of cash and cash equivalents, restricted cash and short-term investments. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. As of December 31, 2024 and 2025, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the PRC, Hong Kong and Singapore, which management considers to be of high credit quality based on their credit ratings.

The Group has not experienced any significant recoverability issue with respect to its accounts receivable, other receivables included in prepaid expense and other current and non-current assets and amounts due from a related party. The Group assesses the creditworthiness of each customer when providing services and requires the customers to make advance payments or a deposit before the services are rendered. With respect to advances to service suppliers, rental deposits and amounts due from a related party, the Group performs on-going credit evaluations of the financial condition of its vendors.

As of December 31, 2024 and 2025, there was no customer with greater than 10% of the accounts receivable, respectively.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. CONCENTRATION AND RISKS (CONTINUED)

3.2Concentration of Customers and Suppliers

Substantially all revenue was derived from customers located in China. There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group in any of the periods presented during the years ended December 31, 2023, 2024 and 2025. As of December 31, 2024, there were two suppliers collectively accounted for 52% of the Group’s accounts payable. As of December 31, 2025, there were three suppliers collectively accounted for 86% of the Group’s accounts payable.

3.3Foreign Currency Exchange Rate Risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 1.7% and 1.5% in years ended December 31, 2023 and 2024, respectively; and the appreciation of the RMB against the US$was approximately 2.7% in the year ended December 31, 2025. It is difficult to predict how market forces or PRC, or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

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

However, in August 2020, CEIBS, the other shareholder of CEIBS PG holding the remaining 40% equity interest, stated publicly that the Group had infringed its intellectual property rights and CEIBS was not aware of and did not recognize the associated share purchase of Shanghai China Europe International Culture Communication Co., Ltd. and Shanghai Fenghe Culture Communication Co., Ltd. by Radnova Intelligence, the VIEs. In January 2021, CEIBS further filed a winding-up petition with the High Court of Hong Kong, seeking to wind up CEIBS PG and to terminate the Quitclaim (the “Winding-up Proceedings”). These disputes arose from a series of transaction documents, including a share purchase agreement, entered into among CEIBS and certain then shareholders of CEIBS PG for the establishment of CEIBS PG in May 2007 (collectively, the “Transaction Documents”).

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

The hearing of the HKIAC Arbitration was held in May 2023, and in August 2023, a closing of the HKIAC Arbitration was held. Upon the hearing period, as advised by the Group’s litigation counsel, the Group believed that the claims of CEIBS above lacked merit and the likelihood for the Winding-up Proceedings to succeed was relatively remote based on the available information by at that time, including the claims made by CEIBS throughout the period up to the hearing period. Also, in July 2023, CEIBS alleged in its closing submission to the HKIAC arbitration tribunal that, among other things, the issuance of the 21% equity interest of CEIBS PG to CEIBS Management Ltd. in 2007 only entitled CEIBS Management Ltd.’s 100% equity owner Mr. Xuelin Zhou legal ownership rather than beneficial ownership pursuant to the Series A preferred share purchase agreement (the “SPA”). The parties had different interpretations regarding the relevant clause in the SPA. Management believed the transfer of 21% of CEIBS PG shares beneficial ownership to the Company in 2020 was valid. The Company’s view had been fully supported by their litigation counsel and remained unchanged throughout the process of the HKIAC Arbitration. Although, the Company believed the new allegation raised by CEIBS in July 2023 had no merit at that time, an unfavorable arbitration result would have a material and adverse effect on the Company’s results of operations reflected on the consolidated financial statements.

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

On November 25, 2024, HKIAC issued a cover letter and final award on litigation costs according to which Digital B shall pay to CEIBS the amount up to RMB 17,756. The Group accrued the litigation costs in other payable and accrued liabilities as of December 31, 2024 and 2025.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

4. DECONSOLIDATION OF CEIBS PUBLISHING GROUP (CONTINUED)

In January 2025, the High Court of Hong Kong dismissed the application to set aside the partial final award and issued an order that Digital B and four other parties are jointly and severally liable to pay to CEIBS costs of two previous proceedings on an indemnity basis. In June 2025, the total amount of costs claimed by CEIBS in relation to the order is RMB 3,963. The Group accrued the litigation costs in other payable and accrued liabilities as of December 31, 2025.

In March 2025, CEIBS filed a petition with the High Court of Hong Kong, seeking to restore the Winding-up Proceeding. In the same month, the High Court of Hong Kong order to enforce the final award on the litigation cost. In August 2025, the Company filed its evidence in opposition to the winding - up petition. While in November 2025, the High Court of Hong Kong made a winding - up order against CEIBS PG, and a cost order that Digital B shall bear the costs of and occasioned by CEIBS, the amount of which is not reasonably estimable as of the issuance date of the consolidated financial statements.

Prior to any future negotiations amongst the counter parties, the remaining consideration payable of the Acquisition amount to RMB 14,775 remains unchanged legally as of December 31, 2024 and 2025.

The Company still legally retains the 39% share of CEIBS PG. The Company recorded the remaining 39% share of CEIBS PG amounting to RMB 4,976 as a debt investment in January 2024. Given the underlying shares are redeemable preferred shares issued by CEIBS PG, it is classified as available for sale debt security investment in Long-term investments on the consolidated balance sheets and is subject to market fair value assessment each reporting period. The fair value assessment utilizes income approach to determine the equity value. The redeemable preferred shares were not considered in substance common stock. As of December 31, 2025, the 39% shares of CEIBS PG in the amount of RMB 4,976 is fully impaired as the Company has the intent to sell the impaired securities before recovery of its amortized cost basis.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

4. DECONSOLIDATION OF CEIBS PUBLISHING GROUP (CONTINUED)

The following table sets forth details of the condensed balance sheet of CEIBS Publishing Group, which was deconsolidated on January 15, 2024:

As of
January 15, 2024
RMB
Cash and cash equivalents	30,767
Accounts receivable, net	10,928
Prepaid expenses and other current assets	383
Property, equipment and software, net	2,170
Intangible assets, net	70
Goodwill	276
Operating lease right-of-use assets, net	6,005
Other non-current assets	1,806
Accounts payable	(7,755)
Deferred revenue, current	(53,437)
Other payable and accrued liabilities	(11,780)
Operating lease liabilities, current	(4,022)
Operating lease liabilities, non-current	(2,117)
Deferred revenue, non-current	(12,491)
Non-controlling interests	(34,587)
Carrying net liabilities of CEIBS Publishing Group at deconsolidation	(73,784)

Fair value of 39% CEIBS Publishing Group after deconsolidation	4,976
Gain on deconsolidation of CEIBS Publishing Group	(78,760)

5. SHORT-TERM INVESTMENTS

	As of December 31,
	2024	2025
	RMB	RMB
Time deposits(1)	—	19,728
Total	—	19,728

(1)	Short-term investments with the amount of RMB 18,881 are pledged for the issuance of bank acceptance notes as of December 31, 2025.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

6. PREPAID EXPENSES AND OTHER CURRENT AND NON-CURRENT ASSETS

Prepaid expenses and other current and non-current assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Current assets
Prepaid marketing expenses(1)	25,648	9,462
Deposits	2,829	2,741
VAT recoverable (2)	992	1,179
Other miscellaneous prepaid expenses	6,322	8,368
Total	35,791	21,750
Non-current assets
Prepaid marketing expenses(1)	18,672	21,663
Deferred offering costs(3)	—	1,512
Deposits	1,604	1,452
Other miscellaneous prepaid expenses	73	—
Total	20,349	24,627

(1)	The Group entered marketing and promotion service agreements with total contract price of RMB 46,410. The Group recorded the marketing and promotion expenses when services are provided and fulfilled. The portion of prepaid marketing expenses is expected to be utilized within the next 12 months is classified as prepaid expenses and other current assets, while the remaining balance is included in other non-current assets on the consolidated balance sheets.
(2)	VAT recoverable represented the balances that the Group can utilize to deduct its VAT liabilities.
(3)	Deferred offering costs represent consent letters fee, legal expenses, and printer fees incurred through the reporting date that are directly related to an anticipated offering and that will be charged as a reduction against additional paid-in capital upon the completion of the offering.

As of December 31, 2024 and 2025, the Group’s expected credit losses for prepaid expenses and other current assets and other non-current assets were nil.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net, consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Cost
Leasehold improvements	26,520	26,539
Electronic equipment	12,264	12,489
Vehicles	3,233	3,233
Furniture	3,083	3,086
Software purchased	1,919	1,919
Construction in progress	—	966
Total cost	47,019	48,232
Less: Accumulated depreciation and amortization	(31,844)	(37,880)
Property, equipment and software, net	15,175	10,352

Depreciation expenses were RMB 9,368, RMB 7,638 and RMB 6,392 for the years ended December 31, 2023, 2024 and 2025, respectively. No impairment charges were recorded for the years ended December 31, 2023, 2024 and 2025, respectively.

8. INTANGIBLE ASSETS, NET

Intangible assets are summarized as follows:

	As of December 31, 2024
	Weighted Average	Gross
	Amortization Period	Carrying	Accumulated	Impairment	Net Book
	(in years)	Amount	Amortization	(Note 2.14)	Value
License	1.2	29,374	(22,305)	—	7,069
Domain Name	—	244	(244)	—	—
Total		29,618	(22,549)	—	7,069

	As of December 31, 2025
	Weighted Average
	Amortization Period	Gross Carrying	Accumulated	Impairment	Net Book
	(in years)	Amount	Amortization	(Note 2.14)	Value
License	0.5	30,029	(26,646)	—	3,383
Domain Name	—	244	(244)	—	—
Total		30,273	(26,890)	—	3,383

The total amounts charged to the consolidated statements of comprehensive loss for amortization expenses amounted to RMB 21,985, RMB 5,673 and RMB 4,341 for the years ended December 31, 2023, 2024 and 2025, respectively.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. INTANGIBLE ASSETS, NET (CONTINUED)

The amounts charged to cost of revenue and sales and marketing expenses in the consolidated statements of comprehensive loss for impairment amounted to RMB 10,530 and RMB 11,130, respectively, for the year ended December 31, 2023. There were no impairments recorded for the years ended December 31, 2024 and 2025.

Based on the recorded intangible assets on December 31, 2025, estimated amortization expense is expected to be as follows:

Amortization Expense
2026	2,357
2027	586
2028	239
2029	131
2030	70
Total	3,383

9. LONG-TERM INVESTMENTS

The Group’s long-term investments primarily consist of equity method investments and debt investments.

	As of December 31,
	2024	2025
	RMB	RMB
Equity investment – equity method	—	2,452
Available-for-sale debt securities	114,432	101,874
Total	114,432	104,326

Equity investment - equity method

On January 3, 2025, Radnova Intelligence entered into a capital increase agreement to subscribe for newly issued registered capital of Suzhou Kangshengji Technology Co., Ltd. (“Kangshengji”), which is principally engaged in artificial intelligence software development and intelligent hardware manufacturing, at a cash consideration of RMB 3,000, thereby acquiring a 25% equity interest in Kangshengji. The investment was legally settled upon the completion of the first tranche payment and company registration during the year ended December 31, 2025, and is accounted for as an equity-method investee given the Group’s significant influence over Kangshengji’s financial and operating policies. The Group recorded its share of loss RMB 548 from equity investment accounted for using equity method for the year ended December 31, 2025. As of December 31, 2025, the carrying value of its equity investment was RMB 2,452.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. LONG-TERM INVESTMENTS (CONTINUED)

Available-for-sale debt securities

The Group’s available-for-sale debt securities all include substantive liquidation preference and redemption provision and are redeemable at the option of the investor.

	As of December 31,
	2024			2025
	RMB			RMB
		Net			Net
		cumulative			cumulative
	Initial	fair value	Carrying		fair value	Carrying
	cost	adjustments	value	Initial cost	adjustments	value
Available-for-sale debt securities
Shanghai Jiayang Information System Co., Ltd(1)	55,000	6,426	61,426	55,000	8,647	63,647
Guangzhou Tale Base Technology Co., Ltd(2)	31,400	(1,636)	29,764	31,400	(8,999)	22,401
Beijing Lingdai(3)	31,980	(13,999)	17,981	31,980	(16,154)	15,826
Others(4)	20,376	(15,115)	5,261	20,376	(20,376)	—
Total	138,756	(24,324)	114,432	138,756	(36,882)	101,874
(1)	On September 28, 2021, Radnova Intelligence entered into a share purchase agreement and a share transfer agreement to acquire 10% equity interest of Shanghai Jiayang Information System Co., Ltd (“Shanghai Jiayang”), which is principally engaged in human resource management software, at a cash consideration of RMB 55,000 (“Jiayang Investment”), and the investment is legally settled on October 13, 2021. The Group recognized an unrealized gain of RMB 5,941, an unrealized loss of RMB 1,645 and an unrealized gain of RMB 2,221 in accumulated other comprehensive income for the years ended December 31, 2023, 2024 and 2025, respectively. Dividend of nil, RMB 500 and nil were declared and paid by Shanghai Jiayang during the years ended December 31, 2023, 2024 and 2025, respectively.
(2)	Radnova Intelligence entered into a share purchase agreement and a share transfer agreement to acquire 10.02% equity interest of Guangzhou Tale Base Technology Co., Ltd (“Tale Base”), which is principally engaged in human resource management software, at a cash consideration of RMB 31,400 (“Tale Base Investment”), and the investment was legally closed on February 28, 2022. The Group recognized an unrealized gain of RMB 1,047 in accumulated other comprehensive income for the year ended December 31, 2023, and the Group recognized an impairment loss of RMB 1,636 and RMB 7,363 for the difference between the fair value and amortized cost basis for the years ended December 31, 2024 and 2025 as the Group has the intent to sell the impaired securities before recovery of its amortized cost basis.
(3)	On July 1, 2021, Radnova Intelligence entered into a share purchase agreement and a share transfer agreement to acquire 19% equity interest of Beijing Lingdai, which is principally engaged in online and offline training in finance, at a cash consideration of RMB 31,980 (“Lingdai Investment”). The Group recognized an impairment loss of RMB 3,365, RMB 7,492 and RMB 2,155 in available‑for‑sale debt securities for the decline in fair value compared to amortized cost basis for the years ended December 31, 2023, 2024 and 2025, respectively, as the Group has the intent to sell the impaired securities before recovery of its amortized cost basis.
(4)	The Group assesses the unrealized losses of the other investments and determines that the Group has the intent to sell the impaired securities before recovery of its amortized cost basis. Thus, the Group recognized an impairment loss of RMB 9,779, RMB 5,336 and RMB 5,261 in available‑for‑sale debt securities as the decline in fair value for the years ended December 31, 2023, 2024 and 2025, respectively.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. FAIR VALUE MEASUREMENTS

As of December 31, 2024 and 2025, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
				Significant
		Quoted prices in active	Significant other	unobservable
	Fair value as of	markets for identical	observable inputs	inputs
Description	December 31, 2024	assets (Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Assets:
Long-term investments:
Available‑for‑sale debt securities:
Jiayang Investment	61,426	—	—	61,426
Tale Base Investment	29,764	—	—	29,764
Lingdai Investment	17,981	—	—	17,981
Others	5,261	—	—	5,261
Total	114,432	—	—	114,432

		Fair value measurement at reporting date using
				Significant
		Quoted prices in active	Significant other	unobservable
	Fair value as of	markets for identical	observable inputs	inputs
Description	December 31, 2025	assets (Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Assets:
Long-term investments:
Available‑for‑sale debt securities:
Jiayang Investment	63,647	—	—	63,647
Tale Base Investment	22,401	—	—	22,401
Lingdai Investment	15,826	—	—	15,826
Total	101,874	—	—	101,874

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. FAIR VALUE MEASUREMENTS (CONTINUED)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Long-Term Investments

The Group’s Level 3 available-for-sale debt securities as of December 31, 2024 and 2025 primarily consist of redeemable preferred stock investments in privately held companies without readily determinable fair values.

If there are the investee’s financing activity in a reporting period, management’s estimate of fair value is primarily derived from the investee’s financing transactions, such as the issuance of preferred stock to new investors. The price in these transactions generally provides the best indication of the enterprise value of the investee. If there are no investee’s financing transactions, the Group estimates the fair value by using other valuation techniques, including the guideline public company approach. The guideline public company approach relies on publicly available market data of comparable companies and uses comparative valuation multiples of the investee’s revenue or net profit.

Once the fair value of the investee is estimated, an option-pricing model (“OPM”) is employed to allocate value to various classes of securities of the investee, including the class owned by the Group. The model involves making assumptions around the investees’ expected time to liquidity and volatility.

An increase or decrease in any of the unobservable inputs in isolation, such as the security price in a significant financing transaction of investee, could result in a material increase or decrease in the Group’s estimate of fair value. If there are investee’s financing transactions, other unobservable inputs, including short-term revenue projections, expected terms (expiration/time to exit), and volatility are less sensitive to the valuation in the respective reporting periods, as a result of the primary weighting on the investee’s financing transactions. Depending on the existence of investee’s financing transaction, weight of evidence and valuation approaches used, these or other inputs may have a more significant impact on the Group’s estimate of fair value.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. FAIR VALUE MEASUREMENTS (CONTINUED)

Assets and Liabilities Measured at Fair Value on a Recurring Basis (continued)

Long-Term Investments (continued)

The following table summarizes information about the significant unobservable inputs used in the fair value measurement for long-term investments as of December 31, 2024 and 2025:

		Fair value method at	Fair value	Fair value method as
	At initial	initial valuation	as of	of December 31,
	valuation	date (and relative	December 31,	2024 (and relative	Key unobservable
Investment	date	weighting)	2024	weighting)	inputs	Range
Financing transaction of Lingdai Investment	31,980	Financing transactions (100%)	17,981	Market Approach - Guideline company method (100%)	Revenue multiples	1.0x-2.5x
					Volatility	50%-60%
					Expected terms (expiration/time to exit)	1.5-2.5 years

		Fair value method at	Fair value	Fair value method as
	At initial	initial valuation	as of	of December 31,
	valuation	date (and relative	December 31,	2024 (and relative	Key unobservable
Investment	date	weighting)	2024	weighting)	inputs	Range
Financing transaction of Jiayang Investment	55,000	Financing transactions (100%)	61,426	Market Approach - Guideline company method (100%)	Revenue multiples	0.2x-1.2x
					Volatility	40%-48%
					Expected terms (expiration/time to exit)	1.0-3.0 years

		Fair value method at	Fair value	Fair value method as
	At initial	initial valuation	as of	of December 31,
	valuation	date (and relative	December 31,	2024 (and relative	Key unobservable
Investment	date	weighting)	2024	weighting)	inputs	Range
Financing transaction of Tale Base Investment	31,400	Financing transactions (100%)	29,764	Market Approach - Guideline company method (100%)	Revenue multiples	2.4x-3x
					Volatility	38%-42%
					Expected terms (expiration/time to exit)	1.0-2.0 years

		Fair value method at	Fair value	Fair value method as
	At initial	initial valuation	as of	of December 31,
	valuation	date (and relative	December 31,	2025 (and relative	Key unobservable
Investment	date	weighting)	2025	weighting)	inputs	Range
Financing transaction of Lingdai Investment	31,980	Financing transactions (100%)	15,826	Market Approach - Guideline company method (100%)	Revenue multiples	1.3x-2.3x
					Volatility	50%-60%
					Expected terms (expiration/time to exit)	1.5-2.5 years

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. FAIR VALUE MEASUREMENTS (CONTINUED)

Assets and Liabilities Measured at Fair Value on a Recurring Basis (continued)

Long-Term Investments (continued)

		Fair value method at	Fair value	Fair value method as
	At initial	initial valuation	as of	of December 31,
	valuation	date (and relative	December 31,	2025 (and relative	Key unobservable
Investment	date	weighting)	2025	weighting)	inputs	Range
Financing transaction of Jiayang Investment	55,000	Financing transactions (100%)	63,647	Market Approach - Guideline company method (100%)	Revenue multiples	0.3x-0.7x
					Volatility	30%-38%
					Expected terms (expiration/time to exit)	1.0-3.0 years

		Fair value method at	Fair value	Fair value method as
	At initial	initial valuation	as of	of December 31,
	valuation	date (and relative	December 31,	2025 (and relative	Key unobservable
Investment	date	weighting)	2025	weighting)	inputs	Range
Financing transaction of Tale Base Investment	31,400	Financing transactions (100%)	22,401	Market Approach - Guideline company method (100%)	Revenue multiples	1.2x-2.3x
					Volatility	40%-48%
					Expected terms (expiration/time to exit)	1.0-2.0 years

Derivative Liabilities

For the years ended December 31, 2023, 2024 and 2025, respectively, the roll forward of these conversion features which required to be bifurcated and accounted for as derivative liabilities are as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	Conversion	Conversion	Conversion
	feature	feature	feature
Balance at beginning of the year	202,698	100,279	—
The change in fair value	(102,419)	(34,378)	—
Exercise of conversion features of convertible redeemable preferred shares upon the consummation of IPO	—	(65,901)	—
Balance at end of the year	100,279	—	—

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. FAIR VALUE MEASUREMENTS (CONTINUED)

Assets and Liabilities Measured at Fair Value on a Recurring Basis (continued)

Derivative Liabilities (continued)

Conversion Feature

Significant factors, assumptions and methodologies used in determining the business valuation include applying the discounted cash flow approach, and such approach involves certain significant estimates which are as follows:

	As of December 31, 2023	As of December 31, 2024(1)
Discount rate	15.0%	—
Weighting between IPO scenario and Redemption scenario	IPO scenario – 80%	—
	Redemption scenario – 20%	—
(1)	Upon the consummation of the IPO and the automatic conversion of preferred shares on August 15, 2024, the conversion features of preferred shares were exercised, consequently, the derivative liabilities of conversion features were reduced to zero.

Discount rates

The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

Comparable companies

In deriving the weighted average cost of capital used as the discount rates under the income approach, certain publicly traded companies were selected for reference as guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the SaaS industry and (ii) their shares are publicly traded in the United States, Hong Kong and China.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The Group’s revenues and earnings growth rates, as well as major milestones that the Group has achieved. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving fair values are consistent with the Group’s business plan. These assumptions include: no material changes in the applicable future periods in the existing political, legal, fiscal or economic conditions in China; no material changes will occur in the current taxation law in China and the applicable tax rates will remain consistent; the Group has the ability to retain competent management and key personnel to support its ongoing operations; and industry trends and market conditions for the corporate training service business will not deviate significantly from current forecasts. These assumptions are inherently uncertain.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The Group measures certain non-financial assets, such as long-lived assets and goodwill, at fair value only if they were determined to be impaired.

Long-lived assets. When impairment indicators are identified, the Group evaluates the impairment by comparing the carrying value of the asset or the asset group with its fair value. The fair value of the asset or asset group is determined using income approach or market approach with unobservable inputs (Level 3), depending on the underlying nature of the asset or the asset group.

Goodwill. The Group tested goodwill for impairment on an annual basis as of December 31, and in between annual tests when the impairment indicators occur. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. SHORT-TERM AND LONG-TERM BORROWINGS

	Fixed annual		As of December 31,
	interest rate	Term	2024	2025
			RMB	RMB
Short-term borrowings:
Secured bank loans(1)	2.90%-3.60%	Within 12 months	110,000	97,500
Current portion of long-term borrowings	3.00%-4.20%	Within 12 months	53,000	42,000
Total			163,000	139,500

Long-term borrowings:
Secured bank loan(2)	3.45%	1-2 years	73,500	—
Unsecured bank loan(3)	3.00%-3.55%	1-2 years	105,000	50,000
Less: current portion of long-term borrowings	3.00%-4.20%	Within 12 months	(53,000)	(42,000)
Total			125,500	8,000
(1)	As of December 31, 2024 and 2025, short-term borrowings from banks in the PRC amounted to RMB 110,000 and RMB 97,500 in aggregate and none was collateralized. All short-term secured bank are guaranteed by the Founder of the Group. The Group withdrew RMB 157,500 from the line of credits and repaid RMB 170,000 when the borrowings became due during the year ended December 31, 2025. As of December 31, 2025, the Group had unused line of credits of RMB 32,500 which would be due on July 21, 2027.
(2)	On April 27, 2023, the Group entered into one secured bank loan of RMB 80,000 which was guaranteed by the Founder of the Group with annual payment schedule of RMB 1,500, RMB 2,000 and RMB 76,500 in the years ended December 31, 2023, 2024 and 2025, respectively. The Group repaid RMB 1,500 during the year ended December 31, 2023 when the installment became due. In May 2024, the Group made early repayment of the full remaining balance, and refinanced a new secured bank loan of RMB 75,000 with annual payment schedule of RMB 1,500, RMB 2,000 and RMB 71,500 in the years ended December 31, 2024, 2025 and 2026, respectively. The new loan is also guaranteed by the Founder of the Group. The Group repaid RMB 1,500 during the year ended December 31, 2024 when the installment became due. In February 2025, the Group made early repayment of the full remaining balance.
(3)	On April 24, 2023, the Group entered one unsecured bank loan of RMB 50,000 with annual payment schedule of RMB 2,500, RMB 5,000 and RMB 42,500 in the years ended December 31, 2023, 2024 and 2025, respectively. The Group repaid RMB 2,500 and RMB 5,000 during the years ended December 31, 2023 and 2024, when the installment became due. In February 2025, the Group made early repayment of the remaining balance.

On December 27, 2023, the Group entered into another two unsecured bank loans with the same bank in total amount of RMB 100,000, both of which are due in June 2025. In December 2024, the Group made early repayment of the full balance.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. SHORT-TERM AND LONG-TERM BORROWINGS (CONTINUED)

On April 19, 2024, the Group entered into one unsecured bank loan of RMB 43,000 with annual payment schedule of RMB 3,000 and RMB 40,000 in the years ended December 31, 2025 and 2026, respectively. The Group repaid RMB 3,000 in April 2025 when the installment became due.

On June 26, 2024, the Group entered into one unsecured bank loan of RMB 10,000 with annual payment schedule of RMB 500, RMB 3,500 and RMB 6,000 in the years ended December 31, 2024, 2025 and 2026, respectively. The Group repaid RMB 500 during the year ended December 31, 2024, when the installment became due. In September 2025, the Group made early repayment of the full remaining balance.

On July 31, 2024, the Group entered into one unsecured bank loan of RMB 10,000 with annual payment schedule of RMB 2,000 and RMB 8,000 in the years ended December 31, 2025 and 2026, respectively. In September 2025, the Group made early repayment of the full balance. On September 4, 2025, the Group entered into one unsecured bank loan of RMB 10,000 with annual payment schedule of RMB 2,000 and RMB 8,000 in the years ended December 31, 2026 and 2027, respectively.

The combined aggregate amount of maturities for all long-term borrowings for each of the five years following December 31, 2025 as follows:

Long-term borrowings
RMB
2026	42,000
2027	8,000
Total	50,000

The weighted average interest rates for the outstanding borrowings were approximately 3.68% and 3.14% as of December 31, 2024 and 2025, respectively.

12. OTHER PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2024	2025
	RMB	RMB
Salary and welfare payable	43,693	36,204
Accrued litigation liabilities	17,756	21,719
Taxes payable	4,780	4,200
Professional fees payable	3,063	8,759
Short-term rental payable	1,190	1,149
Leasehold improvement payable	515	263
Discounted bank acceptance notes(1)	—	16,000
Others	1,031	667
Total	72,028	88,961

(1)

Discounted bank acceptance notes represent cash received from financial institutions by discounting of bank acceptance notes issued between the Company’s subsidiaries, which are repayable within one year with interest of 0.98%. The issuance of notes payable is collateralized by the Group’s time deposits of RMB 18,881 as of December 31, 2025, which were recorded in short-term investments.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. OPERATING LEASE

The Group has operating leases primarily for office and operation space. The Group’s operating lease arrangements have remaining terms of one year to eight years with no variable lease costs.

The Group performed evaluations of its contracts and determined that each of its identified leases is operating lease. The components of operating lease expense were as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease costs	18,472	12,907	10,461
Expenses for short-term lease within 12 months	1,155	1,266	968
Total lease cost	19,627	14,173	11,429

Supplemental balance sheet information related to leases is as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Operating lease right-of-use assets	25,655	21,550

Operating lease liabilities - current	8,966	9,945
Operating lease liabilities - non-current	17,458	12,987
Total lease liabilities	26,424	22,932

Supplemental cash flow information related to leases is as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities	20,187	13,444	9,594
Right-of-use assets obtained in exchange for operating lease liabilities	4,168	9,858	5,887

Weighted average remaining lease term (year)	4.63	5.61	5.01
Weighted average discount rate	4.73%	3.92%	3.81%

Maturities of lease liabilities are as follows:

As of December 31, 2025
RMB
2026	10,631
2027	5,033
2028	1,579
2029	1,475
2030 and after	6,636
Total undiscounted operating lease payments	25,354
Less: imputed interest	(2,422)
Total	22,932

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2025:

Name of related parties	Relationship with the Group
Xiaoyan Lu	Director, Founder, Chairman of the Board, Chief Executive Officer and Shareholder of the Group (“Mr. Lu”)
Yazhou Wu	Former Chief Operation Officer and former Chief Technology Officer (“Mr. Wu”)
Suzhou Yunzheng Technology Co., Ltd. (“Suzhou Yunzheng”)	Controlled by Mr. Lu
Shanghai China Europe International Culture Communication Co., Ltd. (“Shanghai China Europe”)	Significantly influenced by the Group
Shanghai Fenghe Culture Communication Co., Ltd. (“Shanghai Fenghe”)	Significantly influenced by the Group
Suzhou Kangshengji Technology Co., Ltd. (“Kangshengji”)	Significantly influenced by the Group

The Group had the following transactions with the major related parties:

	Year ended December 31,
	2023	2024		2025
	RMB	RMB		RMB
Sales of service
Shanghai China Europe	—	219		282
Suzhou Yunzheng	57	40		—

Purchase of service
Shanghai China Europe	—	3,561		566
Suzhou Yunzheng	404	836		60
Shanghai Fenghe	—	—		505

Loan to a related party
Shanghai Fenghe	—	2,000	(1)	—

Collection of loan to a related party
Shanghai Fenghe	—	—		2,000	(1)

Advances for the Group’s operation
Xiaoyan Lu	—	1,943		1,329
Yazhou Wu	—	3,300		3,510	(2)

Collection of unused advances for the Group’s operation
Xiaoyan Lu	—	1,455		883
Yazhou Wu	—	3,300		—

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

The Group had the following balances with related parties:

	As of December 31,
	2024		2025
	RMB		RMB
Amount due from related parties
Shanghai Fenghe	2,000	(1)	—
Yazhou Wu	—		3,510	(2)

Amount due to a related party
Shanghai China Europe	2,452		1,975
(1)	The balance represented a RMB 2,000 loan to the related party with an interest rate at Loan Prime Rate (“LPR”) issued by China’s central bank. The Group has collected the repayment from Shanghai Fenghe during the year ended December 31, 2025.
(2)	The advance to Yazhou Wu for the Group’s operation has been fully collected as of the date of this annual report.

15. TAXATION

(a)	Value Added Tax (“VAT”) and Surcharges

The Group is subject to VAT at the rate of 6% for both corporate learning solutions and other revenues.

(b)Income Tax

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

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. TAXATION (CONTINUED)

(b)Income Tax (continued)

PRC (continued)

Radnova Intelligence was recognized as a HNTE first time on November 30, 2021 and renewed its HNTE certificate on December 16, 2024, thus it was entitled to the preferential income tax rate of 15% from calendar year 2021 to 2026. Yunxuetang Information was recognized as a HNTE first time on December 19, 2025, thus it was entitled to the preferential income tax rate of 15% from calendar year 2025 to 2027.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2024 and 2025, there are qualified small and low-profit enterprises in PRC, and thus they were eligible for the above preferential tax rate for small and low-profit enterprises.

Singapore

The applicable tax rate is 17% in Singapore, with 75% of the first approximately SGD 10,000 taxable income and 50% of the next approximately SGD 190,000 taxable income are exempted from income tax.

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

As of December 31, 2024 and 2025, the Group does not have any plan for its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC. Accordingly, no deferred income tax liabilities on withholding tax were provided as of December 31, 2024 and 2025, respectively.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. TAXATION (CONTINUED)

(b)Income Tax (continued)

Composition of Income Tax

The (loss)/income before income tax benefit is attributable to the following geographic locations:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Loss from PRC entities	(307,901)	(176,456)	(96,735)
Income/(Loss) from overseas entities	68,192	84,403	(62,197)
Total Loss before income tax benefit	(239,709)	(92,053)	(158,932)

The income tax benefit consists of the following components:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax expense	—	—	—
Deferred income tax benefit	9,871	—	—
Total income tax benefit	9,871	—	—

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax benefit of the Group:

	Year ended December 31,
	2023	2024	2025
PRC Statutory income tax rate	25.0%	25.0%	25.0%
Different tax rates in other jurisdictions (1)	8.0%	21.0%	(7.0)%
Preferential tax rates and tax holiday (2)	(4.0)%	(11.0)%	(8.0)%
Permanent differences (3)	(2.6)%	(25.0)%	(1.0)%
Additional deduction of qualified R&D expenditures	7.7%	16.0%	5.0%
Changes in valuation allowance	(19.0)%	70.0%	78.0%
Changes in tax rates	—	(25.0)%	(109.0)%
NOL true-up related to HNTE (4)	—	—	17.0%
Expiration on net operating losses (“NOL”)	(11.0)%	(49.0)%	—
Deconsolidation on NOL	—	(22.0)%	—
Effective tax rates	4.1%	—	—
(1)	The tax rate difference is attributed to varying rates in other jurisdictions where the Group is established or operates, such as the Cayman Islands, British Virgin Islands, Singapore and Hong Kong.
(2)	Radnova Intelligence has been qualified as HNTE and enjoys a preferential income tax rate of 15% during 2023, 2024 and 2025. Since Radnova Intelligence had cumulative tax losses as of December 31, 2023, 2024 and 2025, there was no effect of the tax holiday. Yunxuetang Information has been qualified as HNTE and enjoys a preferential income tax rate of 15% for the years ended December 31, 2025, 2026 and 2027. Since Yunxuetang Information had cumulative tax losses as of December 31, 2024 and 2025, there was no effect of the tax holiday.
(3)	The permanent differences are primarily related to share-based compensation, non-deductible expenses and true-up on NOL.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. TAXATION (CONTINUED)

(b)Income Tax (continued)

Composition of Income Tax (continued)

(4)	As Yunxuetang Information was recognized as a Small and medium-sized technology enterprise (Technological SMEs) in 2024 and obtained the HNTE certificate in 2025, its net operating loss in the previous five years can be carried forward from 5 years to 10 years. Thus, the net operating loss carried forward of Yunxuetang Information was trued up to annual income tax returns due to the extension of the expiration year for the net operating loss carried forward.

(c)Deferred Tax Assets and Deferred Tax Liabilities

The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets
Net operating loss carried forward	452,178	327,627
Excess advertising expense	—	35
Accounts receivables allowance	259	236
Fair value change of long-term investment	4,141	5,657
Total deferred tax assets	456,578	333,555
Valuation allowance	(456,578)	(333,555)
Total deferred tax assets, net of valuation allowance	—	—

The Group had no deferred tax liabilities recorded on the consolidated balance sheets as of December 31, 2024 and 2025.

Movement of valuation allowance:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	(476,022)	(521,462)	(456,578)
Additions	(45,440)	—	(5,417)
Reversals	—	64,884	128,440
Balance at end of the year	(521,462)	(456,578)	(333,555)

According to PRC tax regulations, the PRC enterprise’s net operating loss can be generally carried forward for no longer than five years, and HNTE or Technological SMEs’ net operating losses can be carried forward for no more than 10 years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. The Group will re-apply for the HNTE certificate when the prior certificate expires or maintain Technological SMEs in the foreseeable future.

Total net operating losses (“NOL”) carryforwards of the subsidiaries, consolidated VIE and VIE’s subsidiaries established in the PRC of the Company is RMB 1,905,882 and RMB 2,219,827 as of December 31, 2024 and 2025, respectively. As of December 31, 2025, net operating loss carryforwards of the subsidiaries, consolidated VIE and VIE’s subsidiaries established in the PRC of the Company will expire in calendar years 2026 through 2035, if not utilized.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. TAXATION (CONTINUED)

(c)Deferred Tax Assets and Deferred Tax Liabilities (continued)

The net operating loss carryforwards of the Group’s subsidiary in Hong Kong are nil and RMB 3,891 as of December 31, 2024 and 2025, respectively. Total net operating loss carryforwards of the Group’s subsidiary in Singapore are RMB 53 and RMB 20,156 as of December 31, 2024 and 2025, respectively. And the carry forward of tax losses in Hong Kong and Singapore generally have no time limits.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Group’s history of losses and uncertainty of future profitability and concluded that it is more likely than not that the Group will not generate future taxable income prior to the expiration of the majority of net operating losses for PRC. Accordingly, as of December 31, 2024 and 2025, RMB 456,578 and RMB 333,555 valuation allowance has been established respectively.

(d) Uncertain Tax Position

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Group did not have any unrecognized uncertain tax positions. For the years ended December 31, 2023, 2024 and 2025, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

As of December 31, 2025, the tax years ended December 31, 2020 through 2024 for the Group’s subsidiaries in the PRC and the VIE and VIE’s subsidiaries are generally subject to examination by the PRC tax authorities. The statute of limitations for the Group’s subsidiary in Singapore is four years from the year of assessment. It does not apply where there has been fraud or willful default by the taxpayer. The statute of limitations for the Group’s subsidiaries in Hong Kong is six years after the end of that year of assessment. It may be made up to ten years after the end of the relevant assessment year where there has been fraud or willful default by the taxpayer.

16. ORDINARY SHARES

On January 20, 2017, the Company was incorporated as an exempted company with limited liability with authorized share capital of US$50 divided into 500,000,000 shares with par value US$0.0001 each.

In addition, 56,179,775 ordinary shares were issued to the Initial Ordinary Shareholders on May 4, 2017 as part of the Reorganization to swap the Initial Ordinary Shareholders’ equity interests in Radnova Intelligence with the shareholding interests in the Company.

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

16.ORDINARY SHARES (CONTINUED)

On March 22, 2021, one of the Series E investors acquired 3,751,945 ordinary shares of the Company from Unicentury Holding Limited, which is a shareholder of the Company and wholly owned by the founder, at fair value. These shares remained as ordinary shares after the share transaction. In this share transaction, the Company didn’t receive any consideration.

On September 10, 2021, the Company granted 1,478,415 restricted ordinary shares at par value US$0.0001 to Zuniform Limited, owned by the CEO. The restricted ordinary shares vested in two tranches, i.e. 739,207 and 739,208 ordinary shares and no longer be deemed restricted shares on July 5, 2022 and July 5, 2023, respectively. This transaction was treated as the Company’s share-based compensation to CEO, refer to Note 18 for more details.

On September 10, 2021, the Company also granted 1,478,415 ordinary shares at par value US$0.0001 to Zuniform Limited, which were vested immediately on the grant date. This transaction was treated as the Company’s share-based compensation to the CEO.

On September 10, 2021, one of the Company’s shareholders Unicentury Holdings Limited (owned by Xiaoyan Lu, the founder) transferred 825,131 ordinary shares to Zuniform Limited (owned by Teng Zu, the Co-founder) with no consideration being exchanged. This transaction was treated as the Company’s share-based compensation to CEO.

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

Upon the completion of the Company’s IPO on August 15, 2024, (1) the Company offered and issued 6,819,000 Class A ordinary shares at the total gross proceeds of $25,003, and IPO related expense was $7,866; (2) the Company granted the underwriters the rights to purchase up to an additional 1,022,850 Class A ordinary shares from the Company within 30 days from August 15, 2024, to cover over-allotments. (3) 16,931,824 ordinary shares beneficially owned by the Xiaoyan Lu, prior to IPO were re-designated into Class B ordinary shares. (4) all of the Company’s issued and outstanding convertible redeemable preferred shares and all of ordinary shares, except for the 16,931,824 ordinary shares held by Unicentury Holdings Limited beneficially owned by Mr. Xiaoyan Lu were converted or redesignated into Class A ordinary shares on a one-for-one basis, reflecting the anti-dilution adjustments based on the initial public offering price of US$11.00 per ADS. Underwriters did not exercise the over-allotment option granted and these over-allotment options expired after September 15, 2024.

On March 27, 2025, the board of directors authorized the Company to adopt a share repurchase program under which the Company may repurchase up to US$10 million of its ordinary shares in the form of American depositary shares (“ADSs”) during a two-year period (the “Share Repurchase Program”). For the year ended December 31, 2025, pursuant to the Share Repurchase Program, the Company repurchased 589,870 ADS, representing 1,769,610 ordinary shares with a total consideration of approximately RMB 3,494.

As of December 31, 2025, there were 171,596,634 shares issued and 161,525,163 shares outstanding for Class A ordinary shares, and there were 16,931,824 shares issued and outstanding for Class B ordinary shares.

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

On July 30, 2019, the Company issued 7,085,330 Redeemable Convertible Series B Preferred Shares (the “Series B Preferred Shares”) for an aggregated consideration of US$10,595 (equivalent to RMB70,000) pursuant to a share purchase agreement entered into with certain investors. No issuance cost was incurred in connection with the offering of Series B Preferred Shares. These investors injected consideration of RMB60,000 in December 2017 and RMB10,000 in January 2018 into Radnova Intelligence, respectively, when these investors were warranted to the subscription of the Series B Preferred Shares based on fair value at the time. Accordingly, the proceeds received were recorded as warrant liability and subsequently measured at fair value with changes in fair value recorded in the consolidated statements of comprehensive loss. The warrant liability was reclassified to mezzanine equity upon issuance of Series B Preferred Shares on July 30, 2019 after the investors’ completion of the overseas direct investment administrative processes. The Group recognized a loss of RMB3,983 from the change in fair value of the warrant liability up to July 30 in the year of 2019.

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

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

On January 15, 2020, the Company entered into a share purchase agreement with certain investors, pursuant to which 26,268,981 Series D-1 Preferred Shares (the “Series D Preferred Shares”, “Series D-1 Preferred Shares”) were issued on January 15, 2020 for an aggregated consideration of US$72,000. The Company incurred issuance costs of US$2,386 in connection with the offering of Series D-1 Preferred Shares.

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

On July 1, 2024, the Company approved the conversion of all of the Company’s outstanding convertible redeemable preferred shares into ordinary shares on a one-for-one basis was adjusted from weight-average anti-dilution mechanism to full-ratchet anti-dilution mechanism if the issuance price of the securities issued in the IPO, which is determined based on the per share offering price (the “initial public offering price”), was lower than the respective issuance prices of the Company’s Preferred Shares when they were issued.

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

17. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Redemption Rights (continued)

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

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Conversion Rights (continued)

Automatic Conversion (continued)

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

For each reporting period, the Company accretes the carrying amount of the Preferred Shares to the redemption value. For Series A-1, A-2, A-3 and Series B Preferred Shares the redemption value is the higher of (1) 150% of the original preferred shares issue price of such series, or (2) the fair market value of the Preferred Shares of such series. For Series A-4, C-1, C-2, D-1, D-2, D-3, E-1 and E-2 Preferred Shares the redemption value is the result of using effective interest rate method to accrete the Preferred Shares to the redemption prices on the optional redemption date. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit. For years ended December 31, 2023 and 2024, the net accretion of the Preferred Shares was RMB 9,452 and RMB 290,543, respectively. In August 2024, in connection with the completion of IPO, all of the Preferred Shares were automatically converted to 125,154,172 Class A ordinary shares based on the aforementioned conversion price.

The Group has determined that, under the whole instrument approach, host contract of the Preferred Shares is more akin to a debt host, given the Preferred Shares holders have potential creditors’ right in the event of insufficient fund upon redemption, along with other debt-like features in the terms of the Preferred Shares, including the redemption rights. The conversion feature that is embedded in the Series A-1, A-2, A-3 and B Preferred Shares is required to be bifurcated and accounted for as derivative liability, due to the optional redemption settlement mechanism could give rise to net settlement of the conversion provision in cash if fair market value of relevant series of the Preferred Shares on the date of the redemption is higher than the fixed redemption amount, instead of the settlement by delivery of the ordinary shares of the Company. Thus, the conversion feature is a derivative instrument subject to ASC 815-10-15, also this equity-like feature is not considered clearly and closely related to the debt host of the Preferred Shares and should be bifurcated and accounted for as derivative liability. The fair value of the derivative liabilities of conversion feature was RMB 29,853 initially. Upon the consummation of IPO and conversion of preferred shares, the conversion feature of preferred shares were automatically exercised, consequently, the derivative liabilities of conversion features were reduced to zero at August 15, 2024.

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

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Modification of Preferred Shares (continued)

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

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Modification of Preferred Shares (continued)

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

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Modification of Preferred Shares (continued)

The Company’s Preferred Shares activities for the years ended December 31, 2023 and 2024 are summarized below:

	Series A Shares		Series B Shares		Series C Shares		Series D Shares		Series E Shares		Total
	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount
	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)
Balance as of January 1, 2023	15,040,570	574,512	7,085,330	329,406	23,786,590	453,926	37,152,161	959,436	26,417,318	1,236,949	109,481,969	3,554,229
Net accretion on convertible redeemable preferred shares to redemption value	—	(166,373)	—	(129,888)	—	39,862	—	99,998	—	165,853	—	9,452
Balance as of December 31, 2023	15,040,570	408,139	7,085,330	199,518	23,786,590	493,788	37,152,161	1,059,434	26,417,318	1,402,802	109,481,969	3,563,681
Balance as of January 1, 2024	15,040,570	408,139	7,085,330	199,518	23,786,590	493,788	37,152,161	1,059,434	26,417,318	1,402,802	109,481,969	3,563,681
Net accretion on convertible redeemable preferred shares to redemption value	—	31,684	—	14,606	—	31,438	—	76,076	—	136,739	—	290,543
Deemed contribution to ordinary shareholders due to modifications and extinguishment on convertible redeemable preferred shares	—	(30,405)	—	(12,730)	—	(58,026)	—	(90,632)	15,672,203	(480,377)	15,672,203	(672,170)
Deemed dividend to preferred shareholders due to modifications	—	(8,583)	—	(5,041)	—	(8,659)	—	(203)	—	28,426	—	5,940
Conversion of convertible redeemable preferred shares to Class A ordinary shares upon the consummation of IPO	(15,040,570)	(400,835)	(7,085,330)	(196,353)	(23,786,590)	(458,541)	(37,152,161)	(1,044,675)	(42,089,521)	(1,087,590)	(125,154,172)	(3,187,994)
Balance as of December 31, 2024	—	—	—	—	—	—	—	—	—	—	—	—

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

18. SHARE-BASED COMPENSATION

On September 10, 2021, the Company adopted 2021 Share Incentive Plan (“the 2021 Plan”) with the purpose of providing incentives and rewards to its managements and employees.

Under the 2021 Plan, the Company’s Board of Directors has approved that a maximum aggregate number of shares that may be issued pursuant to all awards granted shall be 11,258,693 shares, 11,154,698 shares have been granted under the 2021 plan since adoption day.

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
General and administrative expenses	26,123	5,879	9,834
Sales and marketing expenses	—	—	1,400
Research and development expenses	—	—	720
Cost of revenues	—	—	352
Total	26,123	5,879	12,306

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Share-based compensation expenses:
-Related to management’s restricted shares (a)	9,865	—	—
-Related to management’s RSUs (b)	16,258	5,879	8,950
-Related to share options (c)	—	—	3,356
Total	26,123	5,879	12,306

There was no income tax benefit recognized in the consolidated statements of comprehensive loss for share-based compensation expenses and the Company did not capitalize any of the share-based compensation expenses as part of the cost of any assets for years ended December 31, 2023, 2024 and 2025.

(a)	Management’s Restricted Shares

As further discussed in Note 16, on September 10, 2021, the Company granted 1,478,415 restricted ordinary shares at par value US$0.0001 to Zuniform Limited, owned by the CEO. The restricted ordinary shares had been vested in two tranches, i.e., 739,207 and 739,208 ordinary shares and no longer be deemed restricted shares on July 5, 2022 and July 5, 2023, respectively.

The movement of the restricted shares during the year ended December 31, 2023, was as follow:

	Number of restricted	Weighted average grant
	shares	date fair value (US$)
Unvested as of January 1, 2023	739,208	5.7072
Vested	(739,208)	5.7072
Unvested as of December 31, 2023	—	—

The fair value of the management’s restricted shares was determined at the respective grant date by the Company and was amortized over the respective vesting period on graded vesting method. The share-based compensation expenses related to management’s restricted shares for the years ended December 31, 2023, 2024 and 2025 were RMB 9,865, RMB nil and RMB nil, respectively.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

18. SHARE-BASED COMPENSATION (CONTINUED)

(b)Management’s RSUs

On October 5, 2022, 1,421,181 RSUs representing 1,421,181 ordinary shares of the Company with par value US$0.0001 were granted to certain director, executive officer and management of the Company. 745,164 RSUs have immediately vested due to the service inception date preceded the grant date and the Company recognized RMB 33,600 share-based compensation expenses on the grant date. 234,005, 234,005 and 208,007 RSUs were vested during the years ended December 31, 2023, 2024 and 2025, respectively.

On January 15, 2025, 1,780,681 RSUs representing 1,780,681 ordinary shares of the Company with par value US$0.0001 were granted to certain director, executive officer and management of the Company (“2025 RSUs”). RSUs granted have both service condition and performance condition based on employees’ key performance indicators evaluation during the performance period and compensation cost is accrued as it is probable that the performance condition will be achieved. The contract term of RSUs granted on January 15, 2025 is eight years from the grant date. RSUs granted are scheduled to be vested over service periods ranging from two months to two years. 1,299,766 RSUs are vested during the year ended December 31, 2025, and 415,926 RSUs and 64,989 RSUs will be vested during the years ended December 31, 2026 and 2027, respectively.

The movement of the RSUs during the years ended December 31, 2023, 2024 and 2025, was as follows:

	RSUs
	Number of	Weighted average grant
	RSUs	date fair value (US$)
Unvested as of January 1, 2023	676,017	6.3515
Vested	(234,005)	6.3515
Unvested as of December 31, 2023	442,012	6.3515
Vested	(234,005)	6.3515
Unvested as of December 31, 2024	208,007	6.3515
Granted	1,780,681	0.6727
Vested	(1,507,773)	1.4561
Unvested as of December 31, 2025	480,915	0.6727

The fair value of the management’s RSUs was determined based on the market closing price of the Company’s ADS. The stock-based compensation was estimated based on the probability of performance condition and amortized over the respective vesting period on graded vesting method. The share-based compensation expenses related to management’s RSUs for the years ended December 31, 2023, 2024 and 2025 were RMB 16,258, RMB 5,879 and RMB 8,950, respectively.

As of December 31, 2025, there was RMB 540 of unamortized stock-based compensation expense related to unvested awards which is expected to be recognized over a weighted-average period of 0.42 years. The Company accounts for forfeitures as they occur.

(c) Share Options

On January 15, 2025, share options representing 4,996,006 ordinary shares of the Company with par value US$0.0001 were granted to certain employees and executives of the Company. Options granted have both service condition and performance condition based on employees and executives’ key performance indicators evaluation during the performance period and compensation cost is accrued as it is probable that the performance condition will be achieved. The contract term of share options granted on January 15, 2025 is eight years from the grant date. Options granted are scheduled to be vested over service periods of two years. Nil employee share options are vested during the year ended December 31, 2025. The exercise price for the share options is USD 1.98 per share.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

18. SHARE-BASED COMPENSATION (CONTINUED)

(c) Share Options (continued)

On December 30, 2025, the Company modified the exercise price to USD 0.66 per share for a total number 4,996,006 share options previously granted to certain employees and executives of the Company on January 15, 2025. All other terms of the share options granted remain unchanged. The modification resulted in an incremental compensation cost of RMB 1,079, which will be amortized over the remaining vesting period of the modified options.

A summary of the employees’ share options for the year ended December 31, 2025, was as follow:

			Weighted-	Weighted
		Weighted-	average	average	Aggregate
		average exercise	remaining	grant date	intrinsic
	Number of share	price per option	contractual life	fair	value
	option	(US$)	(years)	value (US$)	(US$)
Outstanding as of January 1, 2025	—	—	—	—	—
Granted	4,996,006	1.98		0.1627
Exercised	—	—		—
Forfeited	(543,979)	1.98		0.1626
Outstanding as of December 31, 2025	4,452,027	0.66	7.05	0.1627	—

Exercisable as of December 31, 2025	—	—	—	—	—
Expected to vest as of December 31, 2025	4,452,027	0.66	7.05	0.1627	—

The share-based compensation expenses related to share options for the year ended December 31, 2025 were RMB 3,356. As of December 31, 2025, there was RMB 3,193 of unrecognized stock-based compensation related to unvested share options, which is expected to be recognized over a weighted-average period of 0.75 years.

The Company estimates the fair value of share options on grant date using the binomial option pricing model and estimated the stock-based compensation based on the probability of performance condition and amortized over the respective vesting period on graded vesting method. The binominal model requires the input of highly subjective assumptions, including the expected share price volatility and the suboptimal early exercise factor. For expected volatility, the Company has made reference to historical volatilities of several comparable companies. The suboptimal early exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. Subsequent to the IPO, fair value of the ordinary shares is determined based on the closing price of the Company’s publicly traded ADSs on the grant date.

The following table presents assumptions used to estimate the fair values of share options granted for the year ended December 31, 2025:

For the year ended December 31, 2025
Risk-free interest rate(1)	4.80%
Dividend yield(2)	0.00%
Volatility(3)	49.44%
Exercise multiple(4)	2.2-2.8

(1)	Risk-free interest rate – The risk-free interest rate for periods within the contractual life of the options is based on the yield of US government Bonds with a maturity life equal to the remaining maturity life of the share options as of the valuation date.
(2)	Dividend yield – The dividend yield is estimated based on the Company’s expected dividend policy over the expected term of the options.

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

18. SHARE-BASED COMPENSATION (CONTINUED)

(c) Share Options (continued)

(3)	Volatility – Volatility is estimated based on the historical volatility of common shares of several comparable publicly-traded companies in the same industry.
(4)	Exercise multiple – Exercise multiple is estimated based on changes in expected intrinsic value of the option and the likelihood of early exercise by employees.

19. NET (LOSS)/EARNINGS PER SHARE

Basic and diluted net (loss)/earnings per share for each of the years presented were calculated as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net loss	(229,838)	(92,053)	(158,932)
Net loss attributable to non-controlling interests shareholders	9,383	300	—
Deemed contribution to ordinary shareholders due to modifications and extinguishment on convertible redeemable preferred shares	—	672,170	—
Deemed dividend to preferred shareholders due to modifications	—	(5,940)	—
Net accretion of convertible redeemable preferred shares	(9,452)	(290,543)	—
Net (loss)/income attributable to ordinary shareholders – Basic	(229,907)	283,934	(158,932)
Dilution effect from deemed contribution to ordinary shareholders due to modifications and extinguishment on convertible redeemable preferred shares	—	(672,170)	—
Dilution effect from deemed dividend to preferred shareholders due to modifications	—	5,940	—
Dilution effect from net accretion of convertible redeemable preferred shares	—	290,543	—
Net loss attributable to ordinary shareholders-diluted	(229,907)	(91,753)	(158,932)
Denominator:
Weighted average number of ordinary shares - basic	48,781,392	97,788,561	181,828,823
Weighted average number of ordinary shares from assumed conversion of the convertible redeemable preferred shares	—	70,363,864	—
Weighted average number of ordinary shares - diluted	48,781,392	168,152,425	181,828,823
Net (loss)/income per share attributable to ordinary shareholders:
- Basic	(4.71)	2.90	(0.87)
- Diluted	(4.71)	(0.55)	(0.87)

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

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. NET (LOSS)/EARNINGS PER SHARE (CONTINUED)

For the years ended December 31, 2023, 2024 and 2025, the Company had potential ordinary shares, including convertible redeemable preferred shares, restricted shares, RSUs and share options. Assumed conversion of the restricted shares, RSUs and share options have not been reflected in the dilutive calculations for the years ended December 31, 2023, 2024 and 2025, pursuant to ASC 260, “Earnings Per Share”, due to the anti-dilutive effect. The weighted-average numbers of restricted shares excluded from the calculation of diluted net (loss)/income per share of the Company were 376,692, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively. The weighted-average numbers of RSUs excluded from the calculation of diluted net (loss)/income per share of the Company were 516,522, 325,010 and 344,461 for the years ended December 31, 2023, 2024 and 2025, respectively. The weighted-average number of share options excluded from the calculation of diluted net (loss)/income per share of the Company were nil, nil and 2,226,014 for the years ended December 31, 2023, 2024 and 2025, respectively. Assumed conversion of the convertible redeemable preferred shares have not been reflected in the dilutive calculations for the year ended December 31, 2023, pursuant to ASC 260, “Earnings Per Share”, due to the anti-dilutive effect. The weighted-average numbers of convertible redeemable preferred shares excluded from the calculation of diluted net (loss)/income per share of the Company was109,481,969 for the year ended December 31, 2023 (Note 17).

20. COMMITMENTS AND CONTINGENCIES

Commitments

The Group has outstanding commitments on several non-cancellable operating lease agreements. Operating lease commitment with one year or less lease term, for which the Group elected not to recognize any lease liability or right-of-use asset, and operating lease contracts which lease commencement date has not been started yet, therefore not yet reflected in the consolidated financial statements as of December 31, 2025 were as follows:

As of December 31,
2025
RMB
2026	313

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

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21. SUBSEQUENT EVENTS

In April 2026, the Group obtained an unsecured bank loan of RMB30,000 with a one-year term.

22. STATUTORY RESERVES AND RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries and consolidated VIE in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital, the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2023, 2024 and 2025, nil statutory reserve has been made by the Group. The statutory reserve of RMB 4,180 was appropriated by the CEIBS PG’s VIEs before the acquisition.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. As of December 31, 2025, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries, were RMB 10,717.

Condensed Financial Information of the Parent Company

Balance Sheets

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB
ASSETS
Cash and cash equivalents	99,459	25,428
Short-term investments	—	19,728
Amounts due from the Group’s entities	185,892	25,256
Loan to the Group’s entities	—	112,566
Prepaid expense and other current assets	—	235
Other non-current assets	548	1,512
Total assets	285,899	184,725
LIABILITIES AND EQUITY
Amounts due to the Group’s entities	35,613	64,572
Equity loss in subsidiaries, VIE and VIE’s subsidiaries	12,021	23,807
Acquisition consideration payable	8,983	8,983
Other payable and accrued liabilities	2,052	12,723
Total liabilities	58,669	110,085

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. STATUTORY RESERVES AND RESTRICTED NET ASSETS (CONTINUED)

Condensed Financial Information of the Parent Company (continued)

Balance Sheet (continued)

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB
Equity
Class A ordinary shares (US$0.0001 par value; 483,068,176 Class A shares authorized, 163,294,773 and 171,596,634 shares issued as of December 31, 2024 and 2025, respectively; 163,294,773 and 161,525,163 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	118	118
Class B ordinary shares (US$0.0001 par value; 16,931,824 and 16,931,824 shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)	11	11
Additional paid-in capital	3,489,553	3,501,859
Treasury stock (nil and 1,769,610 shares as of December 31, 2024 and 2025, respectively)	—	(3,494)
Accumulated other comprehensive income	25,096	22,626
Accumulated deficit	(3,287,548)	(3,446,480)
Total equity	227,230	74,640
Total liabilities and equity	285,899	184,725

YXT.COM GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. STATUTORY RESERVES AND RESTRICTED NET ASSETS (CONTINUED)

Condensed Financial Information of the Parent Company (continued)

Statements of Comprehensive Loss

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Gross loss	—	—	(351)
Operating expenses	(27,856)	(15,730)	(36,591)
Other operating income	—	—	3,184
Equity in loss of the Group’s entities	(295,718)	(106,358)	(126,739)
Loss from operation	(323,574)	(122,088)	(160,497)
Interest and investment income	756	408	1,565
Interest expense	(56)	(23)	—
Impairment of available-for-sale debt securities	—	(4,428)	—
Change in fair value of derivative liabilities	102,419	34,378	—
Loss before income tax expense	(220,455)	(91,753)	(158,932)
Net loss	(220,455)	(91,753)	(158,932)
Net accretion of convertible redeemable preferred shares	(9,452)	(290,543)	—
Deemed contribution to ordinary shareholders due to modifications and extinguishment on convertible redeemable preferred shares	—	672,170	—
Deemed dividend to preferred shareholders due to modifications	—	(5,940)	—
Net (loss)/income attributable to ordinary shareholders	(229,907)	283,934	(158,932)

Statement of Cash Flows

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash (used in)/generated from operating activities	(29,486)	(20,519)	99,014
Net cash used in investing activities	(172,856)	(44,013)	(166,163)
Net cash (used in)/ provided by in financing activities	(3,896)	151,029	(5,150)
Effect of exchange rate changes on cash and cash equivalents	8,146	(2,504)	(1,732)
Net (decrease)/increase in cash and cash equivalents	(198,092)	83,993	(74,031)
Cash and cash equivalents at beginning of the year	213,558	15,466	99,459
Cash and cash equivalents at end of the year	15,466	99,459	25,428